QuickLinks -- Click here to rapidly navigate through this document

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 11, 2002

REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

YAHOO! INC.
(Exact name of registrant as specified in its charter)

DELAWARE	7373	77-0398689
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

701 FIRST AVENUE
SUNNYVALE, CALIFORNIA 94089
(408) 349-3300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

TERRY S. SEMEL
Chairman and Chief Executive Officer
Yahoo! Inc.
701 FIRST AVENUE
SUNNYVALE, CALIFORNIA 94089
(408) 349-3300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

COPIES TO:

Michael J. Callahan Deputy General Counsel Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089 (408) 349-3300	Kenton J. King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after this registration statement becomes effective and the other conditions to the consummation of the exchange offer described in the enclosed prospectus have been satisfied.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee(2)

Yahoo! Inc. common stock, par value $0.001 per share(3)	16,188,318	N/A	$218,243,917	$52,161(2)

(1)
Represents the maximum number of shares of Yahoo! Inc. common stock estimated to be issuable upon consummation of the tender offer and subsequent merger of HJ Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Yahoo! Inc., with and into HotJobs.com, Ltd. or the merger of HotJobs.com, Ltd. with and into HJ Acquisition Corp., as the case may be, based on the maximum number of shares of Yahoo! Inc. common stock to be issued in the exchange offer and subsequent merger.
(2)
Pursuant to Rule 457(f) and (c) of the Securities Act of 1933, as amended the registration fee has been estimated based on the product of (i) $10.37, the average of the high and low sales price per share of the common stock, par value $0.01 per share, of HotJobs.com, Ltd. on the Nasdaq National Market on January 7 and (ii) the maximum number of Shares of HotJobs.com common stock to be acquired by Yahoo! pursuant to the exchange offer and subsequent merger, less (iii) $5.25 in cash to be paid for each share of HotJobs.com common stock to be acquired by Yahoo! in the exchange offer and subsequent merger.
(3)
Including the associated preferred share purchase rights.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus may change. Neither Yahoo! Inc. nor HJ Acquisition Corp. may complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither Yahoo! Inc. nor HJ Acquisition Corp. is soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

OFFER TO PURCHASE

ALL OUTSTANDING SHARES OF COMMON STOCK OF
HOTJOBS.COM, LTD.
FOR AT LEAST $5.25 IN CASH
AND A FRACTION OF A SHARE
OF COMMON STOCK OF
YAHOO! INC.
TOGETHER HAVING A VALUE,
BASED ON THE FORMULA IN THIS PROSPECTUS,
OF $10.50 PER SHARE, NET
MADE BY
HJ ACQUISITION CORP.
A WHOLLY-OWNED SUBSIDIARY OF
YAHOO! INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 8, 2002, UNLESS THE OFFER IS EXTENDED.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 27, 2001, by and among Yahoo! Inc., HJ Acquisition Corp. and HotJobs.com, Ltd. ("HotJobs.com"). The board of directors of HotJobs.com, by unanimous vote of all those directors present, has (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (as defined herein) are advisable and are fair to and in the best interests of the stockholders of HotJobs.com, (2) approved the Merger Agreement and the transactions contemplated thereby, including this Offer and the Merger, and (3) recommended that the stockholders of HotJobs.com accept this offer and tender their shares of HotJobs.com common stock pursuant to the offer and adopt and approve the Merger Agreement and the Merger.

   Neither the Securities and Exchange Commission nor any state securities commission has: (1) approved or disapproved the securities to be issued under this Preliminary Prospectus/Offer to Purchase, (2) made a determination on the merits of the transaction or the fairness of the transaction or (3) determined if this Preliminary Prospectus/Offer to Purchase is accurate or adequate. Any representation to the contrary is a criminal offense.

IMPORTANT

   We are not asking you for a proxy and you are requested not to send us a proxy. Any solicitation of proxies will be made pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended.

   If you desire to tender all or any portion of your shares, you should either (i) complete and sign the Letter of Transmittal (or a complete copy of the Letter of Transmittal) following the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such shares to the Depositary or tender your shares following the procedures for book-entry transfer contained in "The Offer—Procedure for Tendering Shares—Book-Entry Transfer" or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that entity to tender your shares.

   If you desire to tender your shares but the certificates representing your shares are not immediately available, or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your shares by following the procedures for guaranteed delivery listed under "Procedure for Tendering Shares."

   Our obligation to purchase HotJobs.com common stock in exchange for Yahoo! common stock and cash is subject to the conditions listed under "The Offer—Conditions of Our Offer." Yahoo! common stock is listed on the Nasdaq National Market under the symbol "YHOO" and HotJobs.com common stock is listed on the Nasdaq National Market under the symbol "HOTJ." You are urged to obtain current market quotations for the shares of Yahoo! common stock and HotJobs.com common stock.

   See "Risk Factors" beginning on page 12 for a discussion of certain factors that you should consider in connection with the offer to purchase your shares.

ADDITIONAL INFORMATION

   This document incorporates important business and financial information about Yahoo! Inc. and HotJobs.com, Ltd. from documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. This information is available, without charge, at the Website that the Securities and Exchange Commission maintains at http://www.sec.gov, as well as from other sources. See "Where You Can Obtain More Information" on page 99.

   You also may request copies of these documents from us, without charge, upon written or oral request to our information agent, Georgeson Shareholder Communications Inc., 111 Commerce Road, Carlstadt, New Jersey 07072, at 201-896-1900 if you represent a bank or a brokerage firm or 1-866-736-8819 (toll-free) if you are a stockholder.

   In order to receive timely delivery of the documents, you must make your requests no later than February 3, 2002.

January 11, 2002

ii

Interests of Certain Persons	51
Interests of Named Experts and Counsel	51
Employment Agreements with HotJobs.com	51
Stock-Based Rights	52
Treatment of HotJobs.com Stock Options	53
Fees and Expenses	53
Miscellaneous	54
INFORMATION ABOUT HOTJOBS.COM	54
Available Information	55
INFORMATION ABOUT YAHOO! AND HJ ACQUISITION CORP.	55
Information About Yahoo! Inc.	55
Information About HJ Acquisition Corp.	55
Available Information	55
FINANCIAL INFORMATION	56
SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA	57
Yahoo!'s Summary Historical Consolidated Financial Data	57
HotJobs.com's Summary Historical Consolidated Financial Data	58
Summary Unaudited Pro Forma Combined Financial Information of Yahoo! and HotJobs.com	59
Comparative Historical and Pro Forma Per Share Data	60
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS	62
NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS	66
SOURCE AND AMOUNT OF FUNDS	69
THE MERGER AGREEMENT AND THE STOCKHOLDER AGREEMENT	69
Merger Agreement	69
The Offer	69
The Merger	69
HotJobs.com's Board of Directors	70
Stockholders' Meeting	71
HotJobs.com Option Plans	71
Employee Benefits	72
Antitrust Notice	72
Conditions Precedent	72
Representations and Warranties	74
No Solicitation	75
Interim Operations; Covenants of HotJobs.com	77
Covenants of Yahoo! and HJ Acquisition Corp.	79
Indemnification and Insurance	80
Termination; Fees	82
Stockholder Agreement	85
COMPARISON OF STOCKHOLDER RIGHTS	86
COMPARATIVE STOCK PRICES AND DIVIDENDS	94
RECENT DEVELOPMENTS	95
Yahoo! Inc.	95
OPINION OF INVESTMENT BANKER TO HOTJOBS.COM	95
ACCOUNTING TREATMENT	95
STOCK EXCHANGE LISTING	95
INCORPORATION OF DOCUMENTS	96
EXPERTS	98
TRADEMARKS	98
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	98
WHERE YOU CAN OBTAIN MORE INFORMATION	99
SCHEDULE I—Directors and Executive Officers of Yahoo! and HJ Acquisition Corp.	I-1

iii

To the Holders of Common Stock of
HotJobs.com, Ltd.:

INTRODUCTION

    HJ Acquisition Corp. ("HJ Acquisition Corp."), a Delaware corporation and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation ("Yahoo!"), hereby offers to purchase all issued and outstanding shares of common stock, $0.01 par value (the "Shares"), of HotJobs.com, Ltd., a Delaware corporation ("HotJobs.com"), for consideration consisting of a combination of Yahoo! common stock and cash with a value of $10.50 per share, comprised of at least $5.25 in cash, net without interest, and up to $5.25 in Yahoo! common stock (together with the associated preferred stock purchase rights), calculated as described below under the heading "The Offer," in exchange for each of your Shares of HotJobs.com common stock (we sometimes refer to this as the "Offer Price"). The number of shares of Yahoo! common stock that we are offering to you in this exchange will be determined during a measurement period. The "measurement period" will be the 10 consecutive trading days ending on the second trading day before and excluding the date on which the Offer or the last extension of the Offer, if there is an extension, ends other than an extension pursuant to Rule 14d-11 as promulgated under the Exchange Act. The payment of this consideration depends upon the terms and is subject to the conditions set forth in this Preliminary Prospectus/Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated December 27, 2001 (the "Merger Agreement"), by and among Yahoo!, HJ Acquisition Corp. and HotJobs.com. As soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the Merger (as defined below), either HotJobs.com will be merged with and into HJ Acquisition Corp. with HJ Acquisition Corp. surviving the Merger as a wholly-owned subsidiary of Yahoo! or HJ Acquisition Corp. will be merged with and into HotJobs.com with HotJobs.com surviving the merger as a wholly-owned subsidiary of Yahoo! (in either case, the "Merger"). Under some circumstances, Yahoo! has the right to effect this Offer and/or the Merger using another direct or indirect subsidiary of Yahoo! in place of HJ Acquisition Corp. If Yahoo! exercises this right, then appropriate references in this document to HJ Acquisition Corp. shall refer instead to this other subsidiary. HJ Acquisition Corp. or HotJobs.com, as the case may be, as the surviving corporation of the Merger, is sometimes referred to in this document as the "Surviving Corporation." At the time of the Merger, each Share then outstanding (other than Shares held by Yahoo!, HJ Acquisition Corp., HotJobs.com, or any wholly-owned subsidiary of Yahoo! or HotJobs.com and any Shares for which appraisal rights have been perfected) will be converted into the right to receive the Offer Price without interest.

    The number of shares of Yahoo! common stock that tendering stockholders will receive in exchange for validly tendered and not withdrawn Shares will be set two trading days before and excluding the day on which the Offer closes. Initially we plan to keep the Offer open for 20 business days. However, we may extend the time period that the Offer is open, and as a result we are unable to specifically identify the date that the ratio of Yahoo! common stock to HotJobs.com common stock will be set. Yahoo!, HotJobs.com and HJ Acquisition Corp. agreed on this method because we would like HotJobs.com stockholders to receive as close as possible to $10.50 worth of consideration for each Share, recognizing that the Yahoo! common share price may fluctuate during the period that the Offer is open. We will not issue more than 0.3797 shares of Yahoo! common stock per Share; instead, we will deliver more cash if necessary to make the value of the Offer Price equal to $10.50, as of the applicable date determined in accordance with the provisions discussed below under the heading "The Offer." The calculation of the exchange ratio and Merger Agreement are more fully described in "The Offer" and "The Merger Agreement and the Stockholder Agreement."

    Our Information Agent has set up a toll-free telephone number, 1-866-736-8819, that you may call to obtain current information about the number of shares of Yahoo! common stock that you may receive in exchange for your Shares. Information will be available on this telephone number from the date of this Preliminary Prospectus/Offer to Purchase through the expiration of the Offer. Please note that the number of shares of Yahoo! common stock and, possibly, the amount of cash you may receive may fluctuate until the exchange ratio becomes fixed as more fully described in "The Offer" and "The Merger Agreement and the Stockholder Agreement."

    The Offer is conditioned upon, among other things, valid tender without withdrawal before the expiration of the Offer of at least a majority of the Shares outstanding on a Fully Diluted Basis on the date of purchase (the "Minimum Condition"). "Fully Diluted Basis" means the number of Shares issued and outstanding at any time after taking into account all Shares issuable upon the exercise of any options to purchase Shares of the capital stock of HotJobs.com to the extent that the exercise price of the option is less than $10.00 per share. See "The Offer—Conditions of Our Offer."

    If the Minimum Condition is satisfied and HJ Acquisition Corp. accepts for purchase the Shares tendered in the Offer, HJ Acquisition Corp. will be able to elect a majority of the members of HotJobs.com's board of directors and to effect the Merger without the affirmative vote of any other stockholder of HotJobs.com. See "The Offer—Purpose of the Offer" and "Plans for HotJobs.com."

    HotJobs.com has informed Yahoo! and HJ Acquisition Corp. that, as of January 8, 2002, there were (i) 38,783,835 Shares issued and outstanding and (ii) outstanding options with a per share exercise price of less than $10.00 to purchase an aggregate of 3,841,930 Shares under HotJobs.com's stock plans. Based on these numbers, and assuming that no Shares or options to acquire Shares with a per share exercise price of less than $10.00 are issued after January 8, 2002, the Minimum Condition will be satisfied if at least 21,312,883 Shares are validly tendered and not withdrawn prior to the expiration of the Offer.

    As a condition and inducement to Yahoo!'s and HJ Acquisition Corp.'s entering into the Merger Agreement, Richard Johnson, who, as of December 27, 2001, held the power to dispose of 7,012,100 Shares, immediately following the execution and delivery of the Merger Agreement entered into a Stockholder Agreement (the "Stockholder Agreement"), dated December 27, 2001, with Yahoo! and HJ Acquisition Corp. Under the Stockholder Agreement, Mr. Johnson agreed, among other things, to tender the Shares then held by him in the Offer, and to grant Yahoo! a proxy with respect to the voting of his Shares in favor of the Merger except, in each case, for 1,000,000 Shares that Mr. Johnson may sell under the terms of the Stockholder Agreement, which will be released from Yahoo!'s proxy upon sale. See "The Merger Agreement and the Stockholder Agreement."

    The board of directors of HotJobs.com, by unanimous vote of all those directors present, has (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and are fair to and in the best interests of the stockholders of HotJobs.com, (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including this Offer and the Merger and (3) recommended that the stockholders of HotJobs.com accept this Offer, tender their Shares to HJ Acquisition Corp. pursuant to this Offer and adopt and approve the Merger Agreement and the Merger.

    If Shares that you tender in the Offer are registered in your own name and you tender directly to the Depositary (as defined below) you will not be obligated to pay brokerage fees or commissions on the sale of Shares pursuant to the Offer. Georgeson Shareholder Communications Inc. is acting as the Information Agent (the "Information Agent") and EquiServe Trust Company, N.A. is acting as the depositary (the "Depositary"). Contact information for the Information Agent appears on the back cover of this Preliminary Prospectus/Offer to Purchase. See "The Offer—Fees and Expenses."

    Lazard Frères & Co. LLC, HotJobs.com's investment banker ("Lazard Frères"), delivered to HotJobs.com's board of directors its written opinion, dated December 27, 2001 that states that as of December 27, 2001, and subject to the conditions in that opinion, the per Share consideration to be received by HotJobs.com stockholders in the Offer and the Merger is fair to such holders from a financial point of view. The full text of Lazard Frères' opinion is included as Annex A to

HotJobs.com's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is being mailed to stockholders of HotJobs.com with this Preliminary Prospectus/Offer to Purchase. We urge you to read the Schedule 14D-9 and Lazard Frères' opinion carefully in their entirety.

    Consummation of the Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. See "The Offer—Conditions of Our Offer." Please note, however, that if HJ Acquisition Corp. acquires at least 90% of the outstanding Shares, HJ Acquisition Corp. would be able to consummate the Merger without the vote of any of the stockholders of HotJobs.com.

    This Preliminary Prospectus/Offer to Purchase and the related Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.

QUESTIONS AND ANSWERS

    The following are some questions that you may have as a stockholder of HotJobs.com in connection with this Preliminary Prospectus/Offer to Purchase, along with answers.

Who is offering to buy my Shares?

    Our name is HJ Acquisition Corp. We are a Delaware corporation formed for the purpose of making a offer for all of the common stock of HotJobs.com. We are a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation. Under some circumstances, Yahoo! may substitute another wholly-owned subsidiary in our place. If Yahoo! chooses to substitute another wholly-owned subsidiary in our place, then all references to HJ Acquisition Corp. in this document will mean the substituted subsidiary.

    Yahoo! is a global Internet communications, commerce and media company that offers a comprehensive branded network of services to more than 218 million individuals each month worldwide. Through the Yahoo! Enterprise Solutions division, the Company provides online business and enterprise services designed to enhance the productivity and Web presence of Yahoo!'s clients. Yahoo!'s global Web network includes 24 world properties. Yahoo! was incorporated on March 5, 1995 under the laws of California. Yahoo! was subsequently reincorporated on May 18, 1999 under the laws of Delaware. Yahoo! has offices in Europe, Asia, Latin America, Australia, Canada and the United States, and is headquartered at 701 First Avenue, Sunnyvale, California, 94089. Yahoo!'s telephone number at its headquarters is (408) 349-3300.

What is HotJobs.com, Ltd.?

    HotJobs.com is a leading provider of comprehensive online recruiting solutions for employers, staffing firms and job seekers. HotJobs.com's solutions include HotJobs.com, its popular consumer job board; AgencyExchange, a business-to-business exchange between employers and staffing firms; applicant tracking software; and online advertising. HotJobs.com was incorporated in Delaware in February 1997 as Hot Jobs, Inc. HotJobs.com subsequently changed its name to HotJobs.com, Ltd. on September 23, 1998. HotJobs.com's headquarters are located at 406 West 31st Street, 9th Floor, New York, New York, 10001. HotJobs.com's telephone number at its headquarters is (212) 699-5300.

What Shares are being sought in the Offer?

    We are seeking to purchase all of the outstanding shares of HotJobs.com common stock, which we refer to in this document as the "Shares."

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

    If we accept your Shares in the Offer, you will receive a combination of Yahoo! common stock and cash with a value of $10.50 per share, comprised of at least $5.25 in cash, net without interest and up to $5.25 in Yahoo! common stock in exchange for each of your Shares of HotJobs.com common stock calculated as described below under the heading "The Offer." If the number of shares of Yahoo! common stock otherwise issuable in connection with the Offer and the Merger is 15,000,000 or less (assuming acceptance of 39,500,000 Shares by us), then the fraction of a Yahoo! share issuable per Share will be equal to the amount obtained by dividing $5.25 by the average of the daily volume-weighted average prices, rounded to four decimal points, of Yahoo!'s common stock, as reported by Bloomberg, L.P., for each trading day during a period of ten consecutive trading days that ends on and includes the second trading day before and excludes the date on which the Offer (or the latest extension of the Offer) expires, without regard to any subsequent offering period. However, if the number of shares of Yahoo! common stock otherwise issuable in connection with the Offer and the

Merger is more than 15,000,000 (assuming acceptance of 39,500,000 Shares by us), then the exchange ratio will be 0.3797, and you will receive the balance of your consideration in cash. Because the number of shares of Yahoo! common stock you will receive will be calculated over this ten-trading-day period, the trading value of the Yahoo! common stock when you receive it following the expiration of the Offer may be more or less than $5.25 per share.

    By way of illustration, if the ten-trading-day average price were $20, the exchange ratio would be 0.2625 and you would receive 26 shares of Yahoo! common stock for every 100 Shares you validly tendered, which, when valued using the average price, would be approximately $5.25 worth of Yahoo! common stock for each Share. In addition, you would receive $530 in cash, which when added to the value of the 26 shares of Yahoo! common stock, $520 (valued at $20 per share), would equal $10.50 per Share, or $1,050 total. Because we agreed to issue cash instead of fractional shares, the extra 0.25 of a share of Yahoo! common stock would be paid as $5 in cash, which is included in the $530.

    However, if the ten-trading-day average price were $10, then because Yahoo! would not be issuing more than 15,000,000 shares (assuming acceptance by us of 39,500,000 Shares), the exchange ratio would be 0.3797 and you would receive 37 shares of Yahoo! common stock for every 100 Shares you validly tendered and we accepted. In addition, you would receive $680 in cash, which when added to the value of the 37 shares of Yahoo! common stock, $370 (valued at $10 per share), would equal $10.50 per Share, or $1,050 total. Because we agreed to issue cash in lieu of fractional shares, the extra 0.97 of a share of Yahoo! common stock would be paid as $9.70 in cash, which is included in the $680.

    If the Offer had expired on January 9, 2002, the ten-trading-day volume-weighted average price (as described above) would have been $18.1842, approximately 11,403,650 shares of Yahoo! common stock would have been issuable in connection with the Offer (assuming acceptance by us of 39,500,000 Shares) and the exchange ratio based on such price would have been 0.2887. For a more detailed explanation of the method used to calculate the amount of cash and Yahoo! common stock you may receive, see "The Offer" on page 34.

    You will not be paid any interest in connection with this exchange. You will not receive any fractional shares of Yahoo! common stock in the Offer. Instead, you will receive cash in an amount equal to the value using the volume-weighted average price above of any fractional shares that you would have been otherwise entitled to receive.

    If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. You will be responsible for any transfer taxes payable in connection with the exchange of your Shares. We may deduct the amount of any such taxes from the cash portion of the consideration otherwise payable to you.

How can I find out the number of shares of Yahoo! common stock that I am entitled to receive?

    Our Information Agent, Georgeson Shareholder Communications, has set up a toll-free telephone number, 1-866-736-8819, that you may call to obtain current information about the number of shares of Yahoo! common stock that you may receive in exchange for your Shares. Information will be available on this telephone number from the date of this Preliminary Prospectus/Offer to Purchase through the close of the Offer. Please remember that the number of shares of Yahoo! common stock that you will receive will fluctuate until it becomes fixed as is more fully described in "The Offer" on page 34.

    We will announce the ratio of Yahoo! common stock to be exchanged for each Share in a press release before the expiration of the Offer and file that information with the Securities and Exchange Commission (the "SEC") on a form called a Schedule TO.

Does HJ Acquisition Corp. have the financial resources to make the cash payments?

    Yahoo!, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered and not withdrawn in the Offer and provide funding for the Merger, which is expected to follow the successful completion of the Offer. Yahoo! will use generally available corporate funds for this purpose. The Offer is not conditioned upon any financing arrangements.

Should I consider the financial condition of Yahoo! in deciding to tender in the Offer?

    Yes. Although our Offer is not subject to any financing condition, if you elect to tender your Shares, they will be exchanged for cash and Yahoo! common stock. You should consider Yahoo!'s financial condition before you decide to become a Yahoo! stockholder. In considering Yahoo!'s financial condition, you should review documents incorporated by reference into this Preliminary Prospectus/Offer to Purchase, because they contain detailed business, financial and other information about Yahoo!. See "Where You Can Obtain More Information" on page 99.

How long do I have to decide whether to tender in the Offer?

    You will have at least until 12:00 midnight, New York City time, on Friday, February 8, 2002, to decide whether to tender your Shares in the Offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure. See "The Offer—Procedure for Tendering Shares—Guaranteed Delivery" on page 38.

Do I have to vote to approve the Offer or the Merger?

    Because we are extending the offer directly to the stockholders of HotJobs.com, HotJobs.com stockholders do not vote to approve the Offer. A vote by the stockholders, however may be required to approve the Merger following the successful completion of the Offer. If less than 90% of the outstanding common stock of HotJobs.com is tendered in the Offer and you hold Shares as of the record date for voting on the Merger, then you may be entitled to vote on the Merger of HotJobs.com and HJ Acquisition Corp. If a vote by the stockholders of HotJobs.com is required under applicable law on the Merger of HotJobs.com and HJ Acquisition Corp., HotJobs.com stockholders will receive proxy materials at that time. Please note that because the Offer can only be completed if HJ Acquisition Corp. acquires a majority of the outstanding Shares on a Fully Diluted Basis, once the Offer is completed, approval and adoption of the Merger Agreement can be accomplished without the affirmative vote of any stockholder other than Yahoo! and HJ Acquisition Corp. If 90% or more of the outstanding common stock of HotJobs.com is tendered in the Offer, no vote of any stockholder of HotJobs.com will be needed for us to complete the Merger because it is not required under Delaware Law, the state in which HotJobs.com is incorporated.

Can the Offer be extended and under what circumstances?

    The Offer may be extended for varying lengths of time depending on the circumstances. Specifically, we have agreed in the Merger Agreement that:

  •
  We may, at our discretion, extend the expiration date of the Offer if any of the conditions to our obligation to accept Shares for payment have not been satisfied or waived by us.

  •
  We may, and in some circumstances must, elect to provide a subsequent offering period after we have purchased Shares validly tendered and not withdrawn during the Offer. During a subsequent offering period stockholders may tender, but not withdraw, their Shares.

  •
  We may extend the expiration date of the Offer if we increase the price that we are willing to pay for the Shares, as provided under United States federal securities laws.

  •
  We may extend the expiration date of the Offer for any period required by any law.

For more information about extensions, see "The Offer—Extension, Termination and Amendment" on page 36.

How will I know if the Offer is extended?

    If we extend the Offer, we will inform EquiServe Trust Company, N.A., the Depositary for the Offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the initial offering period was scheduled to expire.

Will there be any other period during which you offer to purchase Shares? And what are the consequences if I tender my Shares during another period?

    We may, and, in some instances must, elect to provide a subsequent offering period of 3 to 20 business days after the acceptance of Shares of HotJobs.com common stock pursuant to the Offer if the requirements under Rule 14d-11 of the Exchange Act have been met. You will not have the right to withdraw Shares that you tender in the subsequent offering period, if any. The fraction of a share of Yahoo! common stock and amount of cash we will pay per Share will not change after the initial offering period expires.

If I decide not to tender, how will that affect my Shares?

    If the Merger takes place, stockholders who did not tender their Shares in the Offer will receive the same per Share combination of Yahoo! common stock (including the same fraction of a share of Yahoo! common stock) and cash that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares.

What are the most significant conditions to the Offer?

  •
  We are not obligated to purchase any Shares that are validly tendered unless the number of Shares validly tendered and not withdrawn represents at least a majority of the Shares of HotJobs.com outstanding on a Fully Diluted Basis.

  •
  We are not obligated to purchase any Shares that are validly tendered, if in the aggregate any consents that have not been obtained (other than antitrust consents) or if in the aggregate the lack of performance or compliance by HotJobs.com with any of their agreements or covenants would reasonably be expected to have a "material adverse effect" on HotJobs.com or its business as such term is defined in the Merger Agreement.

  •
  We are not obligated to purchase any Shares that are validly tendered, if the aggregate effect of inaccuracies in the representations and warranties made by HotJobs.com will have a "material adverse effect" on HotJobs.com or its business as such term is defined in the Merger Agreement.

  •
  We are not obligated to purchase any Shares that are validly tendered unless and until the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

  •
  We are not obligated to purchase any Shares that are validly tendered unless the registration statement on Form S-4 covering the Yahoo! common stock to be issued to HotJobs.com stockholders has been declared effective by the SEC.

  •
  We are not obligated to purchase any Shares that are validly tendered unless the shares of Yahoo! common stock to be issued to HotJobs.com stockholders have been approved for listing on Nasdaq.

    The Offer is subject to a number of other conditions. We can waive all of the conditions to the Offer, other than the condition that a majority of Shares are tendered as discussed above, without HotJobs.com's consent. For more information on the conditions to the Offer, see "The Offer—Conditions of Our Offer" on page 45.

How do I tender my Shares?

    To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal (or duly executed complete copy of the Letter of Transmittal), along with any required signature guarantees, to EquiServe Trust Company, N.A., the Depositary for the Offer, not later than the time the Offer expires. If your Shares are held in street name, the Shares can be tendered by your nominee through EquiServe Trust Company, N.A. If you cannot deliver something that is required to the Depositary by the expiration of the tender offer, you may obtain up to three additional trading days to do so by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq National Market trading days. The Depositary must receive the missing items within that three-trading-day period or else your Shares will not be validly tendered. For more information on tendering your Shares, see "The Offer—Procedure for Tendering Shares" on page 37.

Can I withdraw previously tendered Shares?

    You may withdraw Shares at any time before the expiration of the Offer. The Offer initially is scheduled to expire at 12:00 midnight, New York City time on Friday, February 8, 2002, but may be extended. You will not have any withdrawal rights during any subsequent offering period. For more information about withdrawing Shares, see "The Offer—Withdrawal Rights" on page 39.

How do I withdraw previously tendered Shares?

    To withdraw your previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. Shares tendered during a subsequent offering period, if any, may not be withdrawn.

What does the board of directors of HotJobs.com think of the Offer and the Merger?

    We are making the Offer pursuant to the Merger Agreement with HotJobs.com. On December 23, 2001, the board of directors of HotJobs.com approved the Merger Agreement, the Offer and the proposed merger of either HJ Acquisition Corp. with and into HotJobs.com or the proposed merger of HotJobs.com with and into HJ Acquisition Corp., depending on tax matters. The board of directors of HotJobs.com also has determined that the Merger Agreement, the Offer and the proposed Merger are in the best interests of HotJobs.com stockholders and has recommended that stockholders tender their Shares. For more information about the position of the HotJobs.com board of directors on the Offer, see "Reasons for the Offer—Reasons for the Recommendation of HotJobs.com's Board of Directors; Factors Considered" on page 28 and "Reasons for the Recommendation of the Board of Directors" in the Schedule 14D-9, which is being mailed to stockholders of HotJobs.com with this Preliminary Prospectus/Offer to Purchase.

Do the executive officers and members of the board of directors of HotJobs.com have interests in the Offer and Merger that are different from stockholders generally?

    You should be aware that some of the officers and directors of HotJobs.com may be deemed to have interests in the Merger that are different from, or in addition to, your interests as a HotJobs.com stockholder. These interests may be deemed to exist because of employment agreements that the officers have previously entered into with HotJobs.com that provide for severance benefits and the acceleration of stock options in the event of a termination of employment in connection with a change in control, which would include the Offer and/or the Merger. In addition, the stock options held by non-employee directors will accelerate and become fully vested and exercisable in connection with the Offer.

Have any HotJobs.com stockholders agreed to tender their Shares?

    Yes. Richard Johnson, HotJobs.com's largest stockholder who, as of December 27, 2001 held the power to dispose of 7,012,100 of the outstanding Shares has agreed in a Stockholder Agreement, dated December 27, 2001, to tender his Shares in the Offer. The Stockholder Agreement provides, among other things, that Mr. Johnson:

  •
  agrees not to transfer any HotJobs.com securities owned by him or the voting rights associated with the HotJobs.com securities so owned (other than, in some circumstances, up to 1,000,000 of his Shares and other than transfers to trusts, family limited partnerships and similar entities controlled by Mr. Johnson);

  •
  agrees to vote all Shares owned by him in favor of approval and adoption of the Merger Agreement and the Merger at any meeting of HotJobs.com stockholders; and

  •
  agrees to tender all Shares owned by him into the Offer as promptly as practicable.

    For more information about Mr. Johnson's Stockholder Agreement, see "The Merger Agreement and the Stockholder Agreement" on page 69.

If a majority of the Shares are tendered and accepted for exchange, will HotJobs.com continue as a public company?

    No. If at least a majority of the Shares are tendered and accepted for exchange, we will effect the Merger if all of the conditions to the Merger contained in the Merger Agreement have been satisfied or waived by Yahoo!. If the Merger takes place, HotJobs.com no longer will be publicly-owned. Even if the Merger does not take place, if we purchase all the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that HotJobs.com common stock will no longer be eligible to be traded through the Nasdaq National Market or on a securities exchange. In that event, there may not be a public trading market for HotJobs.com common stock, and HotJobs.com may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly-held companies. For more information on the effect of the Offer on HotJobs.com, see "The Offer—Effects of the Offer" on page 49.

Do I have appraisal rights in connection with the Offer or the Merger?

    HotJobs.com stockholders do not have appraisal rights in connection with the Offer.

    HotJobs.com stockholders will have the right, under Section 262 of the Delaware General Corporation Law, to dissent and demand appraisal of their Shares in connection with any Merger, regardless of whether HJ Acquisition Corp. and Yahoo! acquire 90% of all of the outstanding Shares if such stockholders perfect their appraisal rights.

    Under Section 262, dissenting stockholders who:

  •
  did not vote in favor of the Merger, in the event that a stockholder vote is necessary; and

  •
  comply with the applicable statutory requirements and procedures may be entitled to receive a judicial determination of the fair value of their Shares not tendered nor accepted by us in the Offer (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of this fair value in cash, together with a fair rate of interest, if any.

    For more information about your appraisal rights, see "The Offer—Appraisal Rights" on page 45.

What will happen if the Merger is effected?

    If at least a majority of the outstanding Shares on a Fully Diluted Basis are accepted by us in the Offer, subject to the Merger Agreement, and if all of the other conditions to the Merger have been satisfied or waived by Yahoo!, HJ Acquisition Corp. will be merged with and into HotJobs.com or HotJobs.com will be merged with and into HJ Acquisition Corp., depending on tax matters. If either merger takes place, Yahoo! will own all of the Shares and all remaining stockholders of HotJobs.com (other than us and stockholders who perfect their appraisal rights) will receive the same per-Share combination of Yahoo! common stock and cash paid to stockholders whose Shares were purchased in the Offer. For more information about the Merger, see "The Merger Agreement and The Stockholder Agreement" on page 69.

When do Yahoo! and HJ Acquisition Corp. expect to complete the Merger?

    HotJobs.com is working with Yahoo! and HJ Acquisition Corp. to complete the merger as quickly as possible following the expiration of the Offer or any subsequent offering period. HotJobs.com and Yahoo! must obtain various regulatory approvals prior to Yahoo! accepting Shares for payment. If 90% or more of the Shares are purchased in the Offer, HotJobs.com and Yahoo! expect to complete the Merger immediately following completion of the Offer including any subsequent offering period. The parties expect to complete the Merger in the first quarter of 2002.

What is the market value of my Shares as of a recent date?

    Stockholders can obtain quotes for shares of Yahoo! common stock and HotJobs.com common stock in newspapers, over the Internet or from their brokers. On December 12, 2001, the last full trading day before Yahoo! announced its interest in pursuing a business transaction with HotJobs.com, the last sale price of HotJobs.com common stock reported on Nasdaq was $6.47 per Share. On January 9, 2002, the last reported sale price of the Shares on Nasdaq was $10.39 per Share. We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares. Yahoo! common stock trades on Nasdaq under the symbol "YHOO." HotJobs.com common stock trades on Nasdaq under the symbol "HOTJ."

If I tender my HotJobs.com Shares in the Offer, can I sell Yahoo! common stock that I receive?

    Yahoo! common stock to be issued in connection with the Offer and the Merger will have been registered with the SEC, thereby allowing those shares to be freely traded by all former holders of HotJobs.com common stock who are not "affiliates" of HotJobs.com or Yahoo! at the time of the Offer and who do not become "affiliates" of Yahoo! after the Merger.

    Individuals or entities that control, are controlled by or are under common control with, Yahoo! or HotJobs.com are usually "affiliates," as well as certain officers, directors and significant stockholders of Yahoo! and HotJobs.com.

    Shares of Yahoo! common stock received by those stockholders of HotJobs.com who are affiliates of HotJobs.com or Yahoo! may be resold without additional registration under the Securities Act only in the manner permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. You should consult with legal counsel regarding transfer of shares of Yahoo! common stock if you are or may be an affiliate of either HotJobs.com or Yahoo!.

Why does the cover page state that this Offer is subject to change and that the registration statement filed with the SEC is not yet effective? Does this mean that the Offer has not commenced?

    No. Completion of this Preliminary Prospectus/Offer to Purchase and effectiveness of the registration statement are not necessary for the Offer to commence. We cannot, however, accept for exchange any Shares tendered in the Offer until the registration statement is declared effective by the SEC and the other conditions to our Offer have been satisfied or waived. The Offer will commence when we first mail this Preliminary Prospectus/Offer to Purchase and the related Letter of Transmittal to HotJobs.com stockholders.

What are the tax consequences if I choose to tender my Shares in the Offer or if the Merger takes place?

    In general, if you exchange your Shares for Yahoo! common stock and cash in the Offer and/or in the Merger, you will recognize gain (but not loss), for United States federal income tax purposes, in an amount equal to the lesser of (1) the amount of cash you received in the Offer and/or the Merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash you received in the Offer and the Merger and the fair market value of the Yahoo! common stock you received in the Offer and the Merger over (b) the tax basis of your Shares.

    The tax consequences described in the preceding paragraph assume that HotJobs.com will be merged with and into HJ Acquisition Corp., which is the "Forward Merger." If certain events relating to the United States federal income tax treatment of the Offer and the Forward Merger do not occur, then HJ Acquisition Corp. (or another direct or indirect wholly owned subsidiary of Yahoo!) will be merged with and into HotJobs.com, which would be the "Reverse Merger." In this case, instead of the tax consequences described in the preceding paragraph, you will recognize, for United States federal income tax purposes, all of your gain or loss on the exchange of your Shares in the Offer and/or the Reverse Merger.

    We encourage you to consult your tax advisor about the effect that the Offer and the Merger will have on you. For more information about taxes, see "The Offer—Material United States Federal Income Tax Consequences" on page 41.

Who can I talk to if I have questions about the tender offer?

    Georgeson Shareholder Communications Inc. is acting as our Information Agent for the Offer. See the back cover of this Preliminary Prospectus/Offer to Purchase for contact information.

RISK FACTORS

    You should consider these risk factors in evaluating whether to tender your Shares and thereby become a holder of Yahoo! common stock. These factors should be considered in conjunction with the other information contained in this Preliminary Prospectus/Offer to Purchase, the schedules and the documents incorporated by reference into this Preliminary Prospectus/Offer to Purchase. If any of the following risks actually occurs, the business, financial condition, or results of operations of Yahoo! may be seriously harmed. In such case, the trading price of Yahoo! common stock may decline, and you may lose all or part of your investment.

RISKS ASSOCIATED WITH YAHOO!'S
FINANCIAL CONDITION AND BUSINESS MODEL

Yahoo! is in a highly competitive industry and some of Yahoo!'s competitors may be more successful in attracting and retaining customers.

    The market for Internet products and services is highly competitive, and Yahoo! expects that competition will continue to intensify. Negative competitive developments could have a material adverse effect on Yahoo!'s business and the trading price of Yahoo!'s stock.

    Yahoo! competes with many other providers of online navigation, information, entertainment, business, community, electronic commerce and broadcast services. As Yahoo! expands the scope of its Internet offerings, it will compete directly with a greater number of Internet sites, media companies, and companies providing business services across a wide range of different online services, including:

  •
  companies offering communications services either on a stand alone basis or integrated into other products and media properties;

  •
  vertical markets where competitors may have advantages in expertise, brand recognition, and other factors;

  •
  manufacturers of personal computers who may develop their own Internet portals to which they would direct their customers;

  •
  online employment recruiting companies;

  •
  online merchant hosting services; and

  •
  online broadcasting of business events.

    In particular, Yahoo! faces significant competition from AOL Time Warner and Microsoft (MSN). The combination of America Online and Time Warner provided America Online with content from Time Warner's movie and television, music, books and periodicals, news, sports and other media holdings; access to a network of cable and other broadband delivery technologies; and considerable resources for future growth and expansion. The America Online/Time Warner combination also provides America Online with access to a broad potential customer base consisting of Time Warner's current customers and subscribers of its various media properties. To a less significant extent, Yahoo! also faces competition from other companies that have combined a variety of services under one brand in a manner similar to Yahoo!, including Terra Lycos. In certain of these cases, most notably AOL Time Warner and MSN, Yahoo!'s competition has a direct billing relationship with the user, which Yahoo! generally lacks. This relationship permits Yahoo!'s competitors to have several potential advantages including the potential to be more effective than us in targeting services and advertisements to the specific taste of their users. Yahoo! also faces competition from Websites focused on vertical markets where expertise in a particular segment of the market may provide a competitive advantage. On an international level, Yahoo! competes directly with local providers; they may have several advantages, including greater knowledge about the particular country or local market and access to significant financial or strategic resources in such local markets. Yahoo! must continue to obtain more knowledge about its users and their preferences as well as increase Yahoo!'s branding and other marketing activities in order to remain competitive and strengthen its market position.

    A large number of these Websites and online services as well as high-traffic e-commerce merchants such as Amazon.com, Inc. also offer or are expected to offer informational and community features that may be competitive with the services that Yahoo! offers. In order to compete effectively, Yahoo! may need to expend significant internal engineering resources or acquire other technologies and companies to provide or enhance such capabilities. Any of these efforts could have a material adverse effect on Yahoo!'s business, operating results and financial condition and be dilutive to Yahoo!'s stockholders.

Financial results for any particular period will not predict results for future periods.

    Because of the uncertain nature of the rapidly changing market Yahoo! serves, period-to-period comparisons of operating results are not likely to be meaningful. In addition, you should not rely on the results for any period as an indication of future performance. In particular, although Yahoo! experienced strong revenue growth through the year 2000, revenues in the first nine months of 2001 were substantially lower than revenues in the first nine months of 2000. Yahoo! does not presently believe that the level of revenue growth in 2000 will be sustained in 2001 or in future periods, particularly on a long-term basis. In addition, Yahoo! currently expects that its operating expenses will continue to increase as Yahoo! expands its sales and marketing operations in areas of expected growth, continues to develop and extend the Yahoo! brand, funds greater levels of product development, develops and commercializes additional media properties, and acquires complementary businesses and technologies. Additionally, Yahoo! is required under generally accepted accounting principles to review Yahoo!'s amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Yahoo! has experienced a decline in Yahoo!'s stock price and market capitalization and Yahoo!'s industry is experiencing a slower growth rate than historically realized. If such factors continue, Yahoo! may be required to record a significant charge to earnings in Yahoo!'s financial statements in the period any impairment of Yahoo!'s goodwill or amortizable intangible assets is determined. At September 30, 2001 Yahoo!'s goodwill and other intangible assets approximated $220.8 million.

    Yahoo! also holds investments in securities of technology companies. Due to the recent volatility in the stock market in general, and the market prices of securities of technology companies in particular, Yahoo! has realized decreases in the market value of such investments of $163.2 million in the fourth fiscal quarter of 2000 as well as $15.6 million, $3.6 million and $22.0 million in the first, second and third fiscal quarters of 2001, respectively, which have been recorded in our consolidated statement of operations. Yahoo! may realize further decreases in the market value of certain investments in future periods. Further, Yahoo! is subject to employer payroll taxes when our employees exercise their non-qualified stock options. The employer payroll taxes are assessed on each employee's gain, which is the difference between the price of Yahoo! common stock on the date of exercise and the exercise price. During a particular period, these payroll taxes could be material. Depending on the number of shares of Yahoo! common stock for which options are exercised and the fair market value of shares of Yahoo! common stock during such period, these employer payroll taxes would be recorded as a charge to operations in the period such options are exercised based on actual gains realized by employees. In addition to the net proceeds Yahoo! would receive upon the exercise of stock options, Yahoo! would receive tax deductions for gains realized by employees on the exercise of non-qualified stock options for which the benefit is recorded as additional paid-in capital. However, because we and Yahoo! are unable to predict Yahoo!'s future stock price and the number of optionees who may exercise during any particular period, neither we nor Yahoo! can predict what, if any, expense will be recorded in a future period and the impact on Yahoo!'s future financial results.

Yahoo! relies heavily on revenues derived from Internet advertising, which are subject to uncertain demand from Yahoo!'s current and potential clients and are difficult to forecast accurately.

    Currently, the majority of Yahoo!'s revenues come from advertisements displayed on Yahoo!'s online properties. Yahoo!'s ability to continue to achieve substantial advertising revenue depends upon:

  •
  growth of Yahoo!'s user base;

  •
  Yahoo!'s user base being attractive to advertisers;

  •
  Yahoo!'s ability to derive better demographic and other information from Yahoo!'s users;

  •
  acceptance by advertisers of the Web as an advertising medium; and

  •
  Yahoo!'s ability to transition and expand into other forms of advertising.

    In addition, Yahoo! is experiencing a shift in the source of advertising revenues from Internet companies to companies in more traditional lines of business. These advertisers often have substantially different requirements and expectations than Internet companies with respect to advertising programs. If Yahoo! is unsuccessful in adapting to the needs of Yahoo!'s changing mix of advertisers, it could have a material adverse effect on Yahoo!'s business, operating results and financial condition. In addition, Internet companies are ceasing to spend money on advertising at a faster pace than Yahoo! anticipated, and companies in more traditional lines of business are not spending money on advertising as quickly as Yahoo! anticipated. These conditions could have a material adverse effect on Yahoo!'s business, operating results and financial condition.

    Most of Yahoo!'s revenues are currently derived from agreements with advertisers or sponsorship arrangements. Yahoo!'s agreements with advertisers and sponsors generally have terms of three years or less and, in many cases, the terms are much shorter. In cases where the advertiser is providing services, the agreements often have payments contingent on usage levels. Many of Yahoo!'s advertisers are Internet companies which, in certain cases, may lack financial resources to fulfill their commitments. Accordingly, it is difficult to forecast these revenues accurately. However, Yahoo!'s expense levels are based in part on expectations of future revenues and are fixed over the short-term with respect to certain categories. Yahoo! may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Accordingly, the cancellation or deferral of advertising or sponsorship contracts could have a material adverse effect on Yahoo!'s financial results.

General economic downturns could harm Yahoo!'s ability to generate advertising revenue.

    Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. The overall market for advertising, including Internet advertising, has been generally characterized in recent quarters by softness of demand and the reduction of marketing and advertising budgets or the delay in spending of budgeted resources. As a result, advertising spending across traditional media, as well as the Internet, has decreased.

    In addition, the September 11, 2001 terrorist attacks and the United States' military response, may contribute to continued general economic weakness and, accordingly, further reductions in advertising spending. Acts of war and terrorism against the United States, and the United States' response to such acts, may also exacerbate or prolong a general slowdown in the U.S. advertising market and the economy, which could cause Yahoo!'s advertising or other revenues to decrease.

    In addition, if economic conditions do improve, marketing budgets and advertising spending may not increase from current levels.

The rate structure of some of Yahoo!'s sponsorship arrangements subjects Yahoo! to financial risk.

    A key element of Yahoo!'s strategy is to generate advertising revenues through sponsored services and placements by third parties in Yahoo!'s online media properties in addition to banner advertising. Yahoo! typically receives sponsorship fees or a portion of transaction revenues in return for minimum levels of user impressions to be provided by us. These arrangements expose us to potentially significant financial risks in the event Yahoo!'s usage levels decrease, including the following:

  •
  the fees Yahoo! is entitled to receive may be adjusted downwards;

  •
  Yahoo! may be required to "make good" on its obligations by providing alternative services;

  •
  the sponsors may not renew the agreements or may renew at lower rates; and

  •
  the arrangements may not generate anticipated levels of shared transaction revenues, or sponsors may default on the payment commitments in such agreements as has occurred in the past.

    Accordingly, any leveling off or decrease of Yahoo!'s user base or the failure to generate anticipated levels of shared transaction revenues could result in a significant decrease in Yahoo!'s revenue levels.

Yahoo! has spent considerable amounts of money and resources to provide a variety of communications services, but such services may not prove to be successful in generating significant revenue for Yahoo!.

    Currently, a substantial portion of the traffic on Yahoo!'s online properties is directed at Yahoo!'s communications services, such as email, instant messaging, calendaring and chat rooms, and Yahoo! expects this trend to continue for the foreseeable future. Yahoo! provides these and other basic communications services free of charge to users, as is the case with most of Yahoo!'s competitors, and has not yet determined an effective means of generating revenues directly from providing such services. Alternative revenue models for Yahoo!'s communications and electronic commerce services, such as subscription fees and commissions, are relatively unproven and may not generate sufficient revenues to be meaningful to Yahoo!. Currently, Yahoo! is dependent upon the use of other Yahoo! services to generate revenues from Yahoo!'s communications services, and there is a risk that this relationship will not be sustained. As communications services become an increasingly important part of Yahoo!'s total offering, Yahoo! must continue to provide new communications applications that are compelling to users and utilize more sophisticated communications technologies to provide such applications to many types of access devices in addition to the personal computer, while continuing to develop an effective method for generating revenues for such services. In addition, the development of these technologies requires long development cycles and a more significant investment by Yahoo!. If Yahoo! were unable to develop such applications or use such technologies, the size and rate of growth in Yahoo!'s user base would be adversely affected. If Yahoo! cannot develop a direct or indirect means by which it generates revenues from its communications services that are greater than the cost of providing such services, Yahoo!'s business, operating results and financial condition would be materially adversely affected.

Yahoo! may not be successful in expanding the number of users of its electronic commerce services and its ability to effectively provide these services is limited because to date, Yahoo! has not had a direct billing relationship with its users.

    Yahoo! has focused, and intends to continue to focus, significant resources on the development and enhancement of Yahoo!'s electronic commerce properties. These properties, such as Yahoo! Shopping, link users with a network of retailers with whom Yahoo! has relationships. Yahoo! does not establish a direct billing relationship with Yahoo!'s users as a result of any purchases they may make with the retailers. In addition, a large number of Yahoo!'s users currently utilize Yahoo!'s online shopping services simply to gather information for future offline purchases. Yahoo! will need to effectively induce information gatherers to make purchases in order for Yahoo!'s electronic commerce properties to be successful. Finally, the success of Yahoo!'s electronic commerce properties will also depend on, among other things, Yahoo!'s ability to attract and retain well-known brands among Yahoo!'s network of retailers. The revenue that Yahoo! derives from Yahoo!'s electronic commerce services is typically in the form of a bounty or a commission paid by the retailer from whom Yahoo!'s user purchased a product. Users who had a favorable buying experience with a particular retailer may contact that retailer directly for future purchases rather than through Yahoo!'s service. If Yahoo!'s users bypass Yahoo!'s electronic commerce properties, such as Yahoo! Shopping, and contact retailers directly, Yahoo! will not receive any revenue for purchases made through such direct contact. Competing providers of online shopping, including merchants with whom Yahoo! has relationships, may provide a more convenient and comprehensive online shopping experience due to their singular focus on electronic commerce. As a result, Yahoo! may have difficulty competing with those merchants for users of electronic commerce services. The inability of Yahoo!'s electronic commerce properties to generate significant revenues could have a material adverse effect on Yahoo!'s business.

Yahoo!'s business and enterprise services, while costly to develop, may fail to gain market acceptance.

    Yahoo! has invested a significant amount of money and resources in the creation of Yahoo!'s business and enterprise services, such as Yahoo! Webcast Studio, which allows business customers to create and stream their own corporate events, Corporate Yahoo!, a customized enterprise portal solution, and Yahoo! Website Services, a turnkey service enabling companies to manage their Web presence. Many of these services are unproven and may fail to gain market acceptance. Because the market for these business and enterprise services is new and evolving, it is difficult to predict the size of this market and its rate of growth, if any. In addition, it is uncertain whether businesses and other organizations will utilize the Internet to any significant degree as a means of broadcasting business conferences and other events. Potential business services customers must accept audio and video broadcast services over the Internet as a viable alternative to face-to-face meetings, television or audio, audio teleconferences and video conferencing. Yahoo! cannot assure you that the market for business and enterprise services will continue to develop or be sustainable. If the market fails to develop, develops more slowly than expected or becomes more competitive than is currently expected, Yahoo!'s operating results could be adversely affected.

Yahoo! will continue to expand its operations into international markets in which it has limited experience, is faced with relatively higher costs and is exposed to greater risks.

    A key part of Yahoo!'s strategy is to develop Yahoo!-branded online properties in international markets. Yahoo! has developed, through joint ventures, subsidiaries and branch offices, Yahoo! properties localized for over 20 other countries. To date, Yahoo! has only limited experience in developing localized versions of Yahoo!'s products and marketing and operating Yahoo!'s products and services internationally, and Yahoo! relies on the efforts and abilities of Yahoo!'s foreign business partners in such activities.

    Yahoo! believes that in light of substantial anticipated competition, Yahoo! needs to expand its operations in international markets quickly in order to obtain market share effectively. However, in a number of international markets, especially those in Europe, Yahoo! faces substantial competition from Internet Service Providers (ISPs) that offer or may offer their own navigational services. Many of these ISPs have a dominant market share in their territories. Further, foreign providers of competing online services may have a substantial advantage over us in attracting users in their country due to more established branding in that country, greater knowledge with respect to the tastes and preferences of users residing in that country and/or their focus on a single market. Yahoo! has experienced and expects to continue to experience higher costs as a percentage of revenues in connection with the development and maintenance of international online properties. Yahoo! has selected international markets that may not develop at a rate that supports Yahoo!'s level of investment. In particular, international markets typically have been slower than domestic markets in adopting the Internet as an advertising and commerce medium.

    In addition to uncertainty about Yahoo!'s ability to continue to generate revenues from Yahoo!'s foreign operations and expand Yahoo!'s international presence, there are certain risks inherent in doing business on an international level, including:

  •
  trade barriers and unexpected changes in regulatory requirements;

  •
  difficulties in developing, staffing and simultaneously managing a large number of unique foreign operations as a result of distance, language and cultural differences;

  •
  higher costs of doing business in foreign countries;

  •
  longer payment cycles;

  •
  currency exchange rate fluctuations;

  •
  political and economic instability and export restrictions;

  •
  seasonal reductions in business activity;

  •
  risks related to government regulation including those more fully described below; and

  •
  potentially adverse tax consequences.

    One or more of these factors could have a material adverse effect on Yahoo!'s future international operations and, consequently, on Yahoo!'s business, operating results, and financial condition.

Yahoo! depends on key personnel who may not continue to work for Yahoo!.

    Yahoo! is substantially dependent on the continued services of Yahoo!'s key personnel, including Yahoo!'s two founders, Yahoo!'s chief executive officer, president, chief financial officer, chief technical officer, senior vice presidents, and vice presidents. These individuals have acquired specialized knowledge and skills with respect to Yahoo! and its operations or, in the cases of Yahoo!'s chairman and chief executive officer, executive vice president for North American operations and new senior vice presidents, only recently joined us. If any of these individuals were to leave Yahoo! unexpectedly, Yahoo! could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. In addition, Yahoo! has recently experienced announcements of departures by certain of our domestic and international management personnel and of Yahoo!'s properties, including Ellen Siminoff, Yahoo!'s Senior Vice President, Entertainment and Small Business and David Graves, Senior Vice President of Media, Finance and Leisure. Yahoo! may experience similar departures from Yahoo!'s domestic or international business units in the future. Many of Yahoo!'s management personnel have reached or will soon reach the four-year anniversary of their Yahoo! hiring date and, as a result, will have become or will shortly become fully vested in their initial stock option grants. While management personnel are typically granted additional stock options, which will usually vest over a period of four years subsequent to their hire date to provide additional incentive to remain at Yahoo!, the initial option grant is typically the largest, and an employee may be more likely to leave Yahoo!'s employ upon completion of the vesting period for the initial option grant.

    Yahoo! expects that Yahoo! will need to hire additional personnel in designated growth areas. The competition for qualified personnel is intense, particularly in the San Francisco Bay Area, where Yahoo!'s corporate headquarters are located. At times, Yahoo! has experienced difficulties in hiring personnel with the right training or experience, particularly in technical areas. Yahoo! does not maintain key person life insurance for any of Yahoo!'s personnel. If Yahoo! does not succeed in attracting new personnel, or retaining and motivating existing personnel, Yahoo!'s business will be adversely affected.

Yahoo! may have difficulty scaling and adapting its existing architecture to accommodate increased traffic and technology advances.

    Yahoo! is one of the most highly trafficked Websites on the Internet and is regularly exceeding previous standards for numbers of simultaneous users, unique users and daily page views delivered. In addition, the services offered by Yahoo! and popular with users have changed significantly in the past and are expected to change rapidly in the future. Much of the architecture that Yahoo! employs was not originally designed to accommodate levels or types of use that Yahoo! currently experiences on its online properties, and it is unclear whether current or future anticipated levels of traffic or use of services will result in delays or interruptions in its service. In particular, the architecture utilized for Yahoo!'s email and certain other communication services was not primarily designed for this purpose. The architecture is highly complex and may not provide satisfactory service in the future, especially as email and certain other communications services become an increasingly important service offering. In the future, Yahoo! may be required to make significant changes to its architecture, including moving to a completely new architecture. If Yahoo! is required to switch architectures, it may incur substantial costs and experience delays or interruptions in Yahoo!'s service. If Yahoo! experiences delays or interruptions in its service due to inadequacies in its current architecture or as a result of a change in architectures, users may become dissatisfied with Yahoo!'s service and move to competing providers of online services. Further, to the extent that demand for Yahoo!'s broadcast services content and other rich media offerings increases, Yahoo! will need to expand its infrastructure, including the capacity of its hardware servers and the sophistication of its software. This expansion is likely to be expensive and complex, and require additional technical expertise. If Yahoo! fails to successfully scale its broadcasts to large audiences of simultaneous users, such failure could adversely affect that portion of its business. Also, as Yahoo! acquires users who rely upon us for a wide variety of services, it becomes more technologically complex and costly to retrieve, store and integrate data that will enable Yahoo! to track each user's preferences. An unanticipated loss of traffic, increased costs, inefficiencies or failures to adapt to new technologies and the associated adjustments to its architecture may have a material adverse effect on Yahoo!'s business, operating results and financial condition.

Yahoo!'s competitors often provide Internet access or computer hardware to Yahoo!'s users, and Yahoo!'s competitors could make it difficult for Yahoo!'s users to access Yahoo!'s services.

    Yahoo!'s users must access Yahoo!'s services through an Internet service provider, or ISP, with which the user establishes a direct billing relationship using a personal computer or other access device. To the extent that an access provider, such as AOL Time Warner or MSN, or a computer or computing device manufacturer offers online services or properties that are competitive with those of Yahoo!, the user may find it more convenient to use the services or properties of that access provider or manufacturer. In addition, the access provider or manufacturer may make it difficult to access Yahoo!'s services by not listing them in the access provider's or manufacturer's own directory. Also, because an access provider gathers information from the user in connection with the establishment of the billing relationship, an access provider may be more effective than Yahoo! in tailoring services and advertisements to the specific tastes of the user. To the extent that a user opts to use the services offered by his or her access provider or those offered by computer or computing device manufacturers rather than the services provided by Yahoo!, Yahoo!'s business, operating results and financial condition will be materially adversely affected.

More individuals are utilizing non-PC devices to access the Internet, and Yahoo! may not be successful in developing a version of its service that will gain widespread adoption by users of such devices.

    In the coming years, the number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants, cellular telephones and television set-top devices, is expected to increase dramatically. Yahoo!'s services are designed for rich, graphical environments such as those available on personal and laptop computers. The lower resolution, functionality and memory associated with alternative devices may make the use of Yahoo!'s services through such devices difficult, and Yahoo! may be unsuccessful in its efforts to modify Yahoo!'s online properties to provide a compelling service for users of alternative devices. As Yahoo! has limited experience to date in operating versions of its service developed or optimized for users of alternative devices, it is difficult to predict the problems Yahoo! may encounter in doing so, and Yahoo! may need to devote significant resources to the creation, support and maintenance of such versions. If Yahoo! is unable to attract and retain a substantial number of alternative device users to Yahoo!'s online services, Yahoo! will fail to capture a sufficient share of an increasingly important portion of the market for online services.

    As the majority of Yahoo!'s revenues are derived through the sale of banner and other advertising optimized for a personal computer screen, Yahoo! may not be successful at developing a viable strategy for deriving substantial revenues from online properties that are directed at the users of alternative devices. Any failure to develop revenue-generating online properties that are adopted by a significant number of handheld device users could have a material adverse effect on Yahoo!'s business, operating results and financial condition.

Yahoo! relies on the value of the Yahoo! brand, and the costs of maintaining and enhancing Yahoo!'s brand awareness are increasing.

    Yahoo! believes that maintaining and expanding the Yahoo! brand is an important aspect of Yahoo!'s efforts to attract and expand its user and advertiser base. Yahoo! also believes that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry. Yahoo! has spent considerable money and resources to date on the establishment and maintenance of the Yahoo! brand. Yahoo! will spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts to preserve and enhance consumer awareness of the Yahoo! brand during 2002. Yahoo! may not be able to successfully maintain or enhance consumer awareness of the Yahoo! brand and, even if Yahoo! is successful in its branding efforts, such efforts may not be cost-effective. If Yahoo! is unable to maintain or enhance consumer awareness of the Yahoo! brand in a cost-effective manner, Yahoo!'s business, operating results and financial condition would be materially and adversely affected.

The successful operation of Yahoo!'s business depends upon the supply of critical elements from other companies.

    Yahoo! depends upon third parties, to a substantial extent, for several critical elements of Yahoo!'s business, including various technology, infrastructure, content development, software and distribution components.

    Technology and Infrastructure.  Yahoo! relies on private third-party providers, including Exodus Communications and its affiliates and Level 3 Communications, for its principal Internet connections, co-location of a significant portion of its data servers and network access. Yahoo! also relies on Network Appliances for key components of its email service. Any disruption in the Internet or network access or co-location services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could have a material adverse effect on Yahoo!'s business, operating results, and financial condition. In addition, Exodus has recently filed for Chapter 11 bankruptcy protection under the United States bankruptcy code. Exodus' continued

financial difficulties may have negative effects on Yahoo!'s business, the nature and extent of which Yahoo! cannot predict. Yahoo! licenses technology and related databases from third parties for certain elements of Yahoo!'s properties, including, among others, technology underlying the delivery of news, stock quotes and current financial information, chat services, street mapping and telephone listings, streaming capabilities and similar services. Yahoo! has experienced and expects to continue to experience interruptions and delays in service and availability for such elements. Furthermore, Yahoo! depends on hardware suppliers for prompt delivery, installation and service of servers and other equipment to deliver Yahoo!'s products and services. Any errors, failures, interruptions, or delays experienced in connection with these third-party technologies and information services could negatively impact Yahoo!'s relationship with users and adversely affect Yahoo!'s brand and its business and could expose Yahoo! to liabilities to third parties.

    Distribution Relationships.  To increase traffic for Yahoo!'s online properties and make them more available and attractive to advertisers and consumers, Yahoo! has certain distribution agreements and informal relationships with leading Web browser providers, such as Microsoft, operators of online networks and leading Websites, software developers and computer manufacturers, such as Sony, and telecommunications companies, such as Sprint PCS. These distribution arrangements typically are not exclusive and do not extend over a significant amount of time. Further, some of Yahoo!'s distributors are competitors or potential competitors who may not renew their distribution contracts with us. Potential distributors may not offer distribution of Yahoo!'s properties and services on reasonable terms, or at all. In addition, as new methods for accessing the Web become available, Yahoo! may need to enter into additional distribution relationships. Any failure to obtain distribution or to obtain distribution on terms that are reasonable, could have a material adverse effect on Yahoo!'s business, results of operations, and financial condition.

    Streaming Media Software.  Yahoo! relies on the two leading providers of streaming media products, RealNetworks and Microsoft, to license the software necessary to broadcast streaming audio and video content to Yahoo!'s users. There can be no assurance that these providers will continue to license these products to us on reasonable terms, or at all. Yahoo!'s users are currently able to electronically download copies of the software to play streaming media free of charge, but providers of streaming media products may begin charging users for copies of their player software or otherwise change their business model in a manner that slows the widespread acceptance of these products. In order for Yahoo!'s broadcast services to be successful, there must be a large base of users of these streaming media products. Yahoo! has limited or no control over the availability or acceptance of streaming media software, and to the extent that any of these circumstances occur, the broadcast services portion of Yahoo!'s business will be materially adversely affected.

Yahoo!'s dependence on third party content providers subjects Yahoo! to risks.

    Yahoo!'s future success depends upon its ability to aggregate compelling content and deliver that content through Yahoo!'s online properties. Yahoo! licenses much of the content that attracts users to its online properties, such as news items, stock quotes, weather reports, maps and audio and video content from third parties such as Reuters and TIBCO. In particular, Yahoo! Broadcast relies on major sports organizations, radio and television stations, record labels, cable networks, businesses, colleges and universities, film producers and distributors, and other organizations for a large portion of the content available on the site. Yahoo!'s ability to maintain and build relationships with third-party content providers will be critical to its success. Yahoo! may be unable to enter into or preserve relationships with the third parties whose content Yahoo! seeks to obtain. Many of Yahoo!'s current licenses for third-party content extend for a period of less than two years and there can be no guarantee that they will be renewed upon their expiration. In addition, as competition for compelling content increases both locally and abroad, Yahoo!'s content providers may increase the prices at which they offer their content to Yahoo! and potential content providers may not offer their content on terms agreeable to Yahoo!. An increase in the prices charged to us by third-party content providers could have a material adverse effect on Yahoo!'s business, operating results and financial condition. Further, many of Yahoo!'s content licenses with third parties are non-exclusive. Accordingly, other webcasters may be able to offer similar or identical content. Likewise, most sports and entertainment content available on Yahoo!'s online properties are also available on other media like radio or television. These media are currently, and for the foreseeable future will be, much more widely adopted for listening or viewing such content than the Web. These factors also increase the importance of Yahoo!'s ability to deliver compelling editorial content and personalization of this content for users in order to differentiate Yahoo! from other businesses. If Yahoo! is unable to license or acquire compelling content, if other companies broadcast content that is similar to or the same as that provided by Yahoo!, or if Yahoo! does not develop compelling editorial content or personalization services, the number of users on Yahoo!'s online properties may not grow at all or at a slower rate than anticipated, which would decrease Yahoo!'s advertising revenue.

As Yahoo! provides more audio and video content, particularly music, Yahoo! may be required to spend significant amounts of money on content acquisition and content broadcasts.

    Until recently, the majority of the content that Yahoo! provided to its users was in print, picture or graphical format and was either created internally or licensed to it by third parties for little or no charge. However, Yahoo! has been providing recently and intends to continue to provide increasing amounts of audio and video content to its users, such as the broadcast of music, film content, speeches, news footage, concerts and other special events, through Yahoo!'s broadcast services division and other media properties, and such content may require Yahoo! to make substantial payments to third parties from whom Yahoo! licenses or acquires such content. For example, in order to broadcast music through Yahoo!'s online properties, Yahoo! is currently required to pay royalties both on the copyright in the musical compositions and the copyright in the actual sound recordings of the music to be broadcast. Yahoo! currently has obtained rights from ASCAP, BMI and SESAC that permit Yahoo! to engage in the public performance of musical compositions for which they control the rights. These rights have been obtained pursuant to short-term agreements or are under negotiation. With respect to the copyrights in the specific sound recordings that Yahoo! broadcasts, the Digital Millennium Copyright Act (DMCA) includes statutory licenses for the performance of such sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, Yahoo! will be required to pay licensing fees for the public performance of sound recordings delivered through retransmissions of radio broadcasts and Internet-only programming. The DMCA does not specify the rate and terms of the licenses, which will be determined by a copyright arbitration royalty panel (CARP) supervised by the United States Copyright Office. If the royalty rates under negotiation or determined in the arbitration are above Yahoo!'s expectations, if the royalty rates charged by the various performance rights societies increase or if any of these or other parties with music licensing rights impose terms that make it difficult or impossible to broadcast music, Yahoo! may be unable to provide music content to its users in a cost-effective manner. Yahoo! believes that users of Internet services such as the Yahoo! online properties will increasingly demand high-quality audio and video content. The revenue that Yahoo! receives as a result of its audio and video broadcasts may not justify the costs of providing such broadcasts. Yahoo!'s inability to cost-effectively provide high-quality audio and/or video content to its users could have a material adverse effect on its business, operating results and financial condition.

Yahoo! must manage its growth and consolidation successfully, including the integration of recently-acquired companies, in order to achieve its desired results.

    Yahoo! has experienced dramatic growth in personnel in recent years and expects to continue to hire additional personnel in selected areas. Yahoo! has also recently reduced its workforce in order to decrease its costs and create greater operational efficiency. This growth and consolidation requires significant time and resource commitments from Yahoo! and its senior management. Further, as a result of recent acquisitions and international expansion, almost one-half of Yahoo!'s employees are based outside of its Bay Area headquarters. If Yahoo! is unable to effectively manage a large and geographically dispersed group of employees or anticipate its future growth effectively, Yahoo!'s business will be adversely affected.

As part of Yahoo!'s business strategy, Yahoo! has completed several acquisitions and expects to enter into additional business combinations and acquisitions. Acquisition transactions are accompanied by a number of risks, including:

  •
  the difficulty of assimilating the operations and personnel of the acquired companies;
  •
  the potential disruption of Yahoo!'s ongoing business and distraction of management;
  •
  the difficulty of incorporating acquired technology or content and rights into Yahoo!'s products and media properties and unanticipated expenses related to such integration;
  •
  the negative impact on reported earnings if any of Yahoo!'s planned transactions that are expected to qualify for pooling of interest accounting treatment for financial reporting purposes fail to so qualify;
  •
  the correct assessment of the relative percentages of in-process research and development expense that can be immediately written off as compared to the amount which must be amortized over the appropriate life of the asset;
  •
  the failure to successfully develop an acquired in-process technology resulting in the impairment of amounts currently capitalized as intangible assets;
  •
  the impairment of relationships with employees and customers as a result of any integration of new management personnel; and
  •
  the potential unknown liabilities associated with acquired businesses.

    Yahoo! may not be successful in addressing these risks or any other problems encountered in connection with such acquisitions.

Yahoo!'s intellectual property rights are costly and difficult to protect.

    Yahoo! regards its copyrights, patents, trademarks, trade dress, trade secrets, and similar intellectual property, including Yahoo!'s rights to certain domain names, as critical to Yahoo!'s success. Yahoo! relies upon trademark, patent and copyright law, trade secret protection and confidentiality or license agreements with Yahoo!'s employees, customers, partners and others to protect Yahoo!'s proprietary rights. For example, Yahoo! has obtained the registration for certain of Yahoo!'s trademarks, including "Yahoo!" and "Yahooligans!." Effective trademark, patent, copyright, and trade secret protection may not be available in every country in which Yahoo!'s products and media properties are distributed or made available through the Internet, and while Yahoo! attempts to ensure that the quality of Yahoo!'s brand is maintained by Yahoo!'s licensees, Yahoo!'s licensees may take actions that could materially and adversely affect the value of Yahoo!'s proprietary rights or the reputation of its products and media properties. Yahoo! is aware that third parties have, from time to time, copied significant portions of its directory listings for use in competitive Internet navigational tools and services. Protection of the distinctive elements of Yahoo! may not be available under copyright law. Yahoo! cannot guarantee that the steps Yahoo! has taken to protect its proprietary rights will be adequate.

Yahoo! may be subject to intellectual property infringement claims, which are costly to defend and could limit Yahoo!'s ability to use certain technologies in the future.

    Many parties are actively developing search, indexing, e-commerce and other Web-related technologies, as well as a variety of online business models and methods. Yahoo! believes that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection. As a result, disputes regarding the ownership of these technologies and rights associated with online business are likely to arise in the future. In addition to existing patents and intellectual property rights, Yahoo! anticipates that additional third-party patents related to Yahoo!'s services will be issued in the future. From time to time, parties assert patent infringement claims against Yahoo! in the form of letters, lawsuits and other forms of communications. Currently, Yahoo! is engaged in two lawsuits regarding patent issues and have been notified of a number of other potential disputes.

    In addition to patent claims, third parties have asserted and most likely will continue to assert claims against Yahoo! alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights. In the event that Yahoo! determines that licensing patents or other proprietary rights is appropriate, it cannot guarantee that it will be able to license such proprietary rights on reasonable terms or at all. Yahoo! may incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims. In the event that there is a determination that Yahoo! has infringed third-party proprietary rights such as patents, copyrights, trademark rights, trade secret rights or other third party rights such as publicity and privacy rights, Yahoo! could incur substantial monetary liability or be prevented from using the rights, which could require Yahoo! to change Yahoo!'s business practices in the future.

    Yahoo! is aware of lawsuits filed against two of Yahoo!'s competitors regarding the presentment of advertisements in response to search requests on "keywords" that may be trademarks of third parties. Initial rulings in these lawsuits were in favor of Yahoo!'s competitors, but the plaintiffs in these lawsuits have appealed these initial rulings.

Yahoo! is subject to U.S. and foreign government regulation of the Internet, the impact of which is difficult to predict.

    There are currently few laws or regulations directly applicable to the Internet. The application of existing laws and regulations to Yahoo! relating to issues such as user privacy, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, financial market regulation, content regulation, quality of products and services, and intellectual property ownership and infringement can be unclear. In addition, Yahoo! will also be subject to new laws and regulations directly applicable to Yahoo!'s activities. Any existing or new legislation applicable to us could expose Yahoo! to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen the growth in use of the Web.

    Several federal laws could have an impact on Yahoo!'s business. The Digital Millennium Copyright Act is intended to reduce the liability of online service providers for listing or linking to third-party Websites that include materials that infringe copyrights or other rights of others. The Children's Online Protection Act and the Children's Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children From Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Such legislation may impose significant additional costs on Yahoo!'s business or subject Yahoo! to additional liabilities.

    Yahoo! posts its privacy policy and practices concerning the use and disclosure of user data. In addition, GeoCities, a company Yahoo! acquired in 1999, is required to comply with a consent order between it and the Federal Trade Commission (the "FTC"), which imposes certain obligations and restrictions with respect to information collected from users. Any failure by Yahoo! to comply with Yahoo!'s posted privacy policy, the consent order, FTC requirements or other privacy-related laws and regulations could result in proceedings by the FTC or others which could potentially have an adverse effect on Yahoo!'s business, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the United States Congress and various state legislative bodies regarding privacy issues related to Yahoo!'s business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect Yahoo!'s business through a decrease in user registrations and revenues. This could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize Yahoo!'s services.

    Due to the global nature of the Web, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. Yahoo! might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) could have a material adverse effect on Yahoo!'s business, operating results and financial condition.

Yahoo! may be subject to legal liability for online services.

    Yahoo! hosts a wide variety of services that enable individuals to exchange information, generate content, conduct business and engage in various online activities on an international basis, including public message posting and services relating to online auctions and homesteading. The law relating to the liability of providers of these online services for activities of their users is currently unsettled both within the United States and abroad. Claims have been threatened and have been brought against Yahoo! for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that Yahoo! provides links to or that may be posted online or generated by Yahoo!'s users or with respect to auctioned materials. For example, Yahoo! was recently the subject of a claim brought by certain entities in a French court regarding, among other things, the availability of certain content within Yahoo!'s services which was alleged to violate French law. Due to the unsettled nature of the law in this area, Yahoo! may be subject to similar actions in domestic or other international jurisdictions in the future. Yahoo!'s defense of any such actions could be costly and involve significant distraction of Yahoo!'s management and other resources. In addition, Yahoo! is aware that governmental agencies are currently investigating the conduct of online auctions.

    Yahoo! also periodically enters into arrangements to offer third-party products, services, or content under the Yahoo! brand or via distribution on various Yahoo! properties, including stock quotes and trading information. Yahoo! may be subject to claims concerning these products, services or content by virtue of Yahoo!'s involvement in marketing, branding, broadcasting or providing access to them, even if Yahoo! does not itself host, operate, provide, or provide access to these products, services or content. While Yahoo!'s agreements with these parties often provide that Yahoo! will be indemnified against such liabilities, such indemnification may not be adequate.

    It is also possible that, if any information provided directly by Yahoo! contains errors or is otherwise negligently provided to users, third parties could make claims against us. For example, Yahoo! offers Web-based email services, which expose us to potential risks, such as liabilities or claims resulting from unsolicited email, lost or misdirected messages, illegal or fraudulent use of email, or interruptions or delays in email service. Investigating and defending any of these types of claims is expensive, even to the extent that the claims do not ultimately result in liability.

Yahoo!'s stock price has been volatile historically, which may make it more difficult for you to resell shares when you want at prices you find attractive.

    The trading price of Yahoo!'s common stock has been and may continue to be subject to wide fluctuations. During 2001, the closing sale prices of Yahoo!'s common stock on the Nasdaq ranged from $42.88 to $8.11 per share and the closing sale price of Yahoo!'s common stock on January 9, 2002 was $20.25 per share. Yahoo!'s stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or Yahoo!'s competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, and news reports relating to trends in Yahoo!'s markets. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of Yahoo!'s stock, regardless of Yahoo!'s operating performance. Additionally, volatility or a lack of positive performance in Yahoo!'s stock price may adversely affect Yahoo!'s ability to retain key employees, all of whom have been granted stock options.

Management and one large stockholder beneficially own approximately 37% of Yahoo!'s stock; their interests could conflict with yours; significant sales of stock held by them could have a negative effect on Yahoo!'s stock price.

    Yahoo!'s directors and executive officers and SOFTBANK beneficially owned approximately 37% of Yahoo!'s outstanding common stock as of December 31, 2001. Eric Hippeau is a member of Yahoo!'s board of directors and is also the President and Executive Managing Director of SOFTBANK International Ventures, an affiliate of SOFTBANK. As a result of their ownership and positions, Yahoo!'s directors and executive officers and SOFTBANK collectively are able to significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of Yahoo!. In addition, sales of significant amounts of shares held by Yahoo!'s directors and executive officers and SOFTBANK, or the prospect of these sales, could adversely affect the market price of Yahoo!'s common stock.

Yahoo!'s operations could be significantly hindered by the occurrence of a natural disaster or other catastrophic event.

    Yahoo!'s operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. In addition, the majority of Yahoo!'s network infrastructure is located in Northern California, an area susceptible to earthquakes. In the recent past, the western United States (and California in particular) has experienced repeated episodes of diminished electrical power supply. As a result of these episodes, certain of Yahoo!'s operations or facilities may be subject to "rolling blackouts" or other unscheduled interruptions of electrical power. The prospect of such unscheduled interruptions may continue for the foreseeable future and Yahoo! is unable to predict either their occurrence, duration or cessation. Yahoo! does not have multiple site capacity for all of its services in the event of any such occurrence. Despite Yahoo!'s implementation of network security measures, Yahoo!'s servers are vulnerable to computer viruses, physical and electronic break-ins, and similar disruptions from unauthorized tampering with its computer systems. In addition, Yahoo! is vulnerable to coordinated attempts to overload its systems with data, resulting in denial or reduction of service to some or all of Yahoo!'s users for a period of time. Yahoo! has experienced a coordinated denial of service attack in the past, and may experience such attempts in the future. Yahoo! does not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any of these events. Any such event could have a material adverse effect on Yahoo!'s business, operating results, and financial condition.

Anti-takeover provisions could make it more difficult for a third party to acquire Yahoo!.

    Yahoo! has adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock to stockholders of record as of March 20, 2001. Each right entitles the holder to purchase one unit consisting of one one-thousandth of a share of Yahoo!'s Series A Junior Participating Preferred Stock for $250 per unit. Under certain circumstances, if a person or group acquires 15% or more of Yahoo!'s outstanding common stock, holders of the rights (other than the person or group triggering their exercise) will be able to purchase, in exchange for the $250 exercise price, shares of Yahoo!'s common stock or of any company into which Yahoo! is merged having a value of $500. The rights expire on March 1, 2011 unless extended by Yahoo!'s board of directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of Yahoo!'s board of directors, Yahoo!'s rights plan could make it more difficult for a third party to acquire us (or a significant percentage of Yahoo!'s outstanding capital stock) without first negotiating with Yahoo!'s board of directors regarding such acquisition.

    In addition, Yahoo!'s board of directors has the authority to issue up to 10,000,000 shares of preferred stock (of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock) and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Yahoo!'s common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change of control of Yahoo! without further action by the stockholders and may adversely affect the voting and other rights of the holders of its common stock. Further, certain provisions of Yahoo!'s charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Yahoo!, which could have an adverse effect on the market price of Yahoo!'s stock. In addition, Yahoo!'s charter documents do not permit cumulative voting, which may make it more difficult for a third party to gain control of Yahoo!'s Board of Directors. Further, Yahoo! is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit Yahoo! from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, even if such combination is favored by a majority of stockholders, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control or management.

Terrorist attacks have contributed to economic instability in the United States; continued terrorist attacks, war or other civil disturbances could lead to further economic instability and depress Yahoo!'s stock price.

    On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks have caused instability in the global financial markets, and have contributed to volatility in the stock prices of United States publicly traded companies, such as Yahoo!. These attacks may lead to armed hostilities or to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States and could have a material adverse effect on Yahoo!'s business, financial condition and operating results.

RISKS ASSOCIATED WITH THE MERGER

If the Merger were effected as a Reverse Merger, the transaction would be fully taxable for you.

    If certain events relating to the United States federal income tax treatment of the Offer and the proposed Forward Merger do not occur, the Merger will be effected as a Reverse Merger of HJ

Acquisition Corp. (or another wholly-owned subsidiary of Yahoo!) with and into HotJobs.com. If the Merger were effected as a Reverse Merger, you would recognize all of your gain or loss on the disposition of your shares in the Offer and/or the Merger. We encourage you to consult your own tax advisor about the effect the Offer and the Merger will have on you. See "The Offer—Material United States Federal Income Tax Consequences."

If the Internal Revenue Service successfully challenged the treatment of the Offer and the Forward Merger as a reorganization, the transaction would be fully taxable for you.

    If the Merger is effected as a Forward Merger of HotJobs.com with and into HJ Acquisition Corp., no assurance can be given that the Internal Revenue Service would not challenge the treatment of the Offer and the Forward Merger as an integrated transaction that constitutes a "reorganization" for United States federal income tax purposes. If the IRS successfully challenged the treatment of the Offer and the Forward Merger as a "reorganization," you would recognize all of your gain or loss on the disposition of your shares in the Offer and/or the Merger. We encourage you to consult your own tax advisor about the effect the Offer and the Merger will have on you. See "The Offer—Material United States Federal Income Tax Consequences."

REASONS FOR THE OFFER

Reasons for the Approval of Yahoo!'s Board of Directors; Factors Considered

    In approving the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, Yahoo!'s board of directors considered a number of factors, including:

  •
  the business, operations, financial condition, earnings and prospects of Yahoo! and HotJobs.com;
  •
  the potential synergies that may be achieved through the integration of HotJobs.com into Yahoo!;
  •
  the strategic fit between Yahoo! and HotJobs.com, and the belief that the acquisition of HotJobs.com has the potential to enhance stockholder value through additional opportunities;
  •
  the belief by Yahoo!'s board of directors that the terms of the transaction are reasonable;
  •
  the prospects for further developing the online recruiting business internally at Yahoo!;
  •
  alternative acquisitions;
  •
  the long-term strategy of Yahoo! to diversify its revenue sources;
  •
  the competitive conditions in the recruiting solutions marketplace, including the likelihood of consolidation and increased competition; and
  •
  the likely effect of the Merger on each company's employees and customers.

    The foregoing discussion of the information and factors considered by the Yahoo! board of directors is not intended to be exhaustive, but includes the material factors considered by the Yahoo! board of directors. The Yahoo! board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual directors may have given differing weights to different factors.

Reasons for the Recommendation of HotJobs.com's Board of Directors; Factors Considered.

    The board of directors of HotJobs.com, at a meeting held on December 23, 2001, by a unanimous vote of those directors present (with John G. Murray recusing himself in light of his employment relationship with Deutsche Bank Alex. Brown, a financial advisor to TMP Worldwide Inc. and Robert H. McNabb recusing himself in light of his employment relationship with Korn/Ferry International Futurestep, Inc.) approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, determined that the terms of the Offer and the Merger are in the best interests of the stockholders of HotJobs.com, recommended that the stockholders of HotJobs.com accept the Offer and tender their Shares thereunder and determined that the Merger Agreement is advisable and recommended that the stockholders of HotJobs.com approve and adopt the Merger Agreement, and the Merger to the extent such adoption is required by applicable law.

    In reaching its recommendations described above, the board consulted with HotJobs.com's management and its investment bankers and legal advisors, and considered a variety of factors, including the following:

  •
  Premium. The board considered that based on the closing price of a share of TMP Worldwide Inc.'s common stock on Friday, December 21, 2001 (the last trading day before the board evaluated the Yahoo! proposal), the value of the consideration as of December 21, 2001 proposed to be paid by TMP under the agreement and plan of merger between TMP and HotJobs.com, dated June 29, 2001 was $9.02. Additionally, the board reviewed the consideration to be paid pursuant to the Yahoo! proposal compared to the historical implied value of the consideration to be paid to the stockholders of HotJobs.com pursuant to such merger agreement since the announcement of such merger agreement. The board also considered the historical trading prices of HotJobs.com, Yahoo! and TMP common stock.
  •
  Certainty of Value. The board considered that the consideration in the Offer and Merger consisted of cash and Yahoo! common stock having a fixed value of $10.50 as of the applicable date determined pursuant to Yahoo!'s proposal. The board determined that this consideration provided relative certainty of value to HotJobs.com's stockholders in the context of recent volatility in the market price of TMP common stock.
  •
  Fewer Regulatory Concerns. The board had monitored the progress of the FTC's review of the proposed transaction with TMP and was aware that the FTC was continuing to closely evaluate the potential competitive impacts of that transaction. HotJobs.com's legal advisors also noted that a transaction with Yahoo! was most likely to present significantly fewer potential antitrust issues. The board also considered Yahoo!'s commitment to pay HotJobs.com a fee of $30 million at the time of termination if the transaction could not be consummated due to a failure to obtain antitrust clearance or the existence of a court order barring closing.
  •
  Opportunity to Participate in the Combined Company. The board considered its knowledge of Yahoo! and the possibility that the transaction would allow HotJobs.com to continue to pursue its goal of being the premier online recruiting solutions provider. The board considered the fact that the stock to be received in the Offer and the Merger would allow HotJobs.com stockholders to participate in the growth and opportunities of the combined company.
  •
  Alternatives. The board considered the terms of the transactions with TMP and determined the Yahoo! proposal to be a Superior Proposal as defined in the TMP merger agreement. The board also considered that, under circumstances specified in the proposed Yahoo! merger agreement, HotJobs.com could conduct negotiations with another party and terminate the proposed Yahoo! merger agreement if a "Superior Proposal," as defined in the proposed Yahoo! merger agreement, were made.
  •
  Timing of Transaction. The board noted that the industry in general was impacted by the general economic conditions and that there were a number of uncertainties over the long-term. In determining that the Yahoo! proposal constituted a "Superior Proposal" as defined in the TMP merger agreement, the board determined that the Yahoo! proposal was reasonably capable of being completed by March 31, 2002.

  •
  Terms of Merger Agreement. The board, with the assistance of counsel, considered the general terms of Yahoo!'s proposal, which it found to be favorable. In addition, the board considered the likelihood of satisfaction of all conditions to the consummation of the Merger. The board, with the assistance of counsel, considered in detail several specific provisions of the merger agreement, including the following:
  •
  Material Adverse Effects. The board considered the fact that Yahoo!'s proposal did not permit Yahoo! to refuse to consummate the transaction due to, among other things, any change in the market price or trading volume of HotJobs.com common stock, effects arising from or relating to general business or economic conditions in the United States (including prevailing interest rate and stock market levels), effects arising from or relating to the general state of the industry and market sectors in which HotJobs.com operates, and any loss of existing HotJobs.com customers or employees, any reduction in business by, or revenue from, existing HotJobs.com customers, or any reduction in HotJobs.com job seekers, in each case resulting primarily from announcement or termination of the transaction with TMP or resulting primarily from the announcement of the Yahoo! transaction. The board noted the increased certainty of consummation due to this provision.
  •
  No Solicitation; Termination Fee. The board reviewed the provisions of Yahoo!'s proposal that limit HotJobs.com's ability to solicit other offers and the requirement that HotJobs.com pay Yahoo! a termination fee of $15 million (plus up to $2 million for Yahoo!'s out-of-pocket expenses) if the proposed merger agreement were terminated in particular circumstances related to a superior proposal to acquire HotJobs.com or to certain actions by the board. While the board recognized that this provision would somewhat reduce the flexibility of HotJobs.com in connection with proposals for alternative transactions, it concluded, together with its advisors, that this provision was reasonable under the circumstances.
  •
  Tax Consequences. The board considered the fact that the Offer and the Merger would be taxable for U.S. federal income tax purposes to the extent of the per share cash consideration and that, in certain circumstances, the Offer and the Merger would be fully taxable for U.S. federal income tax purposes, in particular as a result of the decline in the value of Yahoo! common stock.
  •
  Synergies. The board reviewed the potential strategic and other benefits of the Merger, including the complementary nature and related expansion of various HotJobs.com and Yahoo! businesses and the opportunity for potential cost savings. The board believes that these potential cost savings are a potential benefit that HotJobs.com stockholders may realize as stockholders of Yahoo!, although no assurances can be given that any particular level of synergies will be achieved.
  •
  Opinion of Investment Banker. The board considered the opinion of Lazard Frères, HotJobs.com's investment banker, that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration to be received by HotJobs.com stockholders in the Offer and the Merger is fair to such holders from a financial point of view.

    The foregoing discussion of the information and factors considered by the board is not exhaustive but does include the material factors considered by the board. The board did not quantify or assign any relative or specific weight to the various factors that it considered. Rather, the board based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of the board may have given different weights to different factors.

    Except as described in this paragraph, and except for Shares that may be sold in market transactions before the expiration of the Offer, after reasonable inquiry and to the best of HotJobs.com's knowledge, each executive officer, director, affiliate and subsidiary of HotJobs.com currently intends, subject to compliance with applicable law including Section 16(b) of the Securities Exchange Act of 1934, as amended, to tender all Shares except for Shares that may be sold in market transactions before the expiration of the Offer held of record or beneficially owned by such person or entity to HJ Acquisition Corp. in the Offer. Stock options held by directors and executive officers as of the effective time of the Merger will be cancelled and converted into options to purchase shares of Yahoo! common stock in accordance with the terms of the Offer described herein.

BACKGROUND OF THE OFFER

Background of the Merger

    As a part of the continuous evaluation of its business, Yahoo! regularly considers a variety of strategic initiatives and transactions with a view toward increasing shareholder value. Recently, Yahoo! has specifically explored different alternatives to diversify its revenue streams and to deepen its relationships with its users, including the consideration of certain acquisitions or commercial relationships.

    Between November 2000 and February 2001, Yahoo! and HotJobs.com engaged in discussions regarding a commercial relationship. However, the parties were unable to reach a mutually acceptable transaction.

    In late May 2001, TMP approached HotJobs.com regarding a possible acquisition of HotJobs.com by TMP.

    On June 7, 2001, the HotJobs.com board met and discussed the possibility that HotJobs.com's prospects might be enhanced by exploring strategic alternatives with regard to HotJobs.com and determined to retain investment bankers and lawyers to assist in this effort. The HotJobs.com board decided to retain Lazard Frères & Co. LLC as its investment banker in connection with the exploration of strategic alternatives. The Company also retained Wachtell, Lipton, Rosen & Katz as its outside legal counsel with respect to its exploration of strategic alternatives. The HotJobs.com board asked Lazard to conduct a dual process—to explore a possible transaction with TMP on an expedited timetable in order, among other things, to be able to satisfy their desire for pooling-of-interests accounting treatment, but at the same time, to solicit interest from other potential partners. Lazard identified a number of potential strategic partners for HotJobs.com, and beginning June 13th, Lazard began contacting these companies, including Yahoo!, to explore their interest in pursuing a combination with HotJobs.com.

    On June 29, 2001 HotJobs.com and TMP jointly announced that TMP, Tower Acquisition Corp., a wholly-owned subsidiary of TMP, and HotJobs.com, had entered into an agreement and plan of merger, dated June 29, 2001 (the "TMP Agreement"), pursuant to which TMP would acquire the outstanding Shares in a transaction whereby each Share would be converted into the right to receive 0.2195 of a share of TMP common stock, par value $0.001, fixed. The TMP Agreement permitted HotJobs.com to consider alternative acquisition proposals from third parties under certain circumstances. After signing the TMP Agreement, TMP and HotJobs.com began taking steps to obtain the necessary approvals to complete the transaction. Due to ongoing regulatory review, in mid-November 2001, at the FTC's request, TMP committed not to close the transaction with HotJobs.com before January 12, 2002. As of December 12, 2001, the proposed transaction between TMP and HotJobs.com remained under regulatory review.

    On December 12, 2001, Terry Semel, Chairman and Chief Executive Officer of Yahoo!, with the approval of the Yahoo! board of directors, called Mr. Boylan to inform him that Yahoo! intended to make an unsolicited offer to acquire HotJobs.com. Later that day, Mr. Semel sent the following letter to Mr. Boylan.

December 12, 2001

Dimitri Boylan
Chief Executive Officer
HotJobs.com Ltd.

Dear Mr. Boylan:

    On behalf of Yahoo!, I am pleased to submit the enclosed offer to acquire HotJobs. We are extremely impressed with the business you and your management team have developed. We are particularly excited about how HotJobs complements our businesses and our strategies for future growth by establishing deeper relationships and delivering greater value for our consumers and business partners in vertical markets.

    We see recruitment as a valuable part of Yahoo!'s future growth strategy—it's been one of the fastest industries to migrate online and is poised to grow substantially over the next few years. We believe that the combination of HotJobs and Yahoo! will create a powerful new force in the recruitment marketplace.

    Yahoo! is well positioned to help HotJobs capitalize on the future opportunities in this market and to provide an exciting platform upon which HotJobs's management and employees can build. Yahoo!'s broad reach, distribution, and desire to commit significant resources to this opportunity, together with HotJobs's experienced management team, large consumer base, diversified customer base and well-trained sales force, would create a winning combination.

    In short, the combination we propose is a logical next step for the shareholders, customers and employees of both of our companies.

    We believe a transaction between HotJobs and Yahoo! would provide demonstrably superior value to your shareholders compared with the transaction with TMP. We also believe that the combination of Yahoo! and HotJobs represents a uniquely attractive opportunity to your management team and employees. To that end, Yahoo! proposes to acquire all outstanding HotJobs common stock at a fixed price of $10.50 per share of consideration consisting of equal parts cash and stock. The proposed price represents a 23% premium over the average implied price of the TMP transaction over the last 30 trading days, and a 6% premium over the implied price today (based on TMP's closing price on December 12, 2001).

    To effect the transaction, we would commence an exchange offer for all of HotJobs's outstanding common stock followed by a merger at the same per share price. Yahoo! would use its currently existing cash balances to finance the cash portion of the consideration. We expect that the transaction could be consummated within six to eight weeks of the execution of definitive transaction documentation. Because the cash portion of the transaction would be financed entirely through Yahoo!'s existing cash reserves, our offer would not be subject to any financing contingency. We are prepared to begin discussions with you as early as tomorrow.

    Our proposal is clearly superior for your shareholders to the proposed transaction involving TMP for the following reasons:

  •
  Our proposal provides higher absolute value for each HotJobs share
  •
  Our proposal provides value certainty
  •
  Our proposal provides immediate liquidity
  •
  Our proposal is not subject to significant regulatory risk

    Additionally, paying equal parts cash and stock should permit the transaction to be treated as a tax-free reorganization in most circumstances, thereby providing tax-deferred treatment for the stock portion of the consideration. As is customary, our proposal is subject to completion of a brief, confirmatory due diligence review, the negotiation of definitive merger documentation, and the termination of your merger agreement with TMP, in accordance with its terms.

    As you know, it is necessary to communicate our proposal in this manner (i.e. in letter form) because of the "no shop" provisions of your merger agreement with TMP. However, we prefer to work collaboratively with you and your Board of Directors to complete a negotiated transaction that helps HotJobs realize the full potential of its franchise. We believe that time is of the essence, and are prepared to move forward expeditiously by committing all necessary resources to promptly complete a transaction. We have engaged Goldman, Sachs & Co. and Skadden, Arps, Slate, Meagher & Flom LLP to advise us in this transaction. We and our advisors are ready to meet with you and your advisors to discuss all aspects of our offer, and to answer any questions you or they may have about our offer. Although we have already completed a thorough due diligence review based solely on publicly available information, we would like to commence confirmatory due diligence as soon as possible and are ready to begin tomorrow. We are also prepared to enter into a customary and reasonable confidentiality agreement no less favorable to HotJobs than the one between HotJobs and TMP.

    The Board of Yahoo! has unanimously approved this proposal, and has unanimously authorized us to proceed. We aim to promptly conclude a transaction that is enthusiastically supported by you and your Board of Directors, shareholders and employees. We look forward to hearing from you.

                      Sincerely,
                      YAHOO! CEO
                      /s/ Terry Semel

A copy of this letter was subsequently issued with separate press releases by Yahoo! and HotJobs.com announcing the delivery of the Yahoo! proposal.

    On December 12, 2001, the board of directors of HotJobs.com held a telephonic meeting, with the participation of its outside legal advisors and investment bankers, to discuss the initial terms of the Yahoo! proposal. After discussion and hearing the advice of its legal advisors and investment bankers, the HotJobs.com board concluded that there was a reasonable likelihood that the Yahoo! proposal could constitute a "Superior Proposal," as defined in the TMP Agreement. At that time, the HotJobs.com board approved discussions and negotiations with, and the provision of information to, Yahoo! on the basis permitted by the TMP Agreement. HotJobs.com promptly notified TMP of its board's determination and provided TMP with a copy of the Yahoo! letter.

    On December 13, 2001, Yahoo! executed a confidentiality agreement with HotJobs.com to facilitate the exchange of information between the companies. On December 14, 2001, representatives of Yahoo! met with representatives of HotJobs.com to commence its legal due diligence review of HotJobs.com.

    On December 15, 2001, Skadden, Arps, Slate, Meagher & Flom LLP, our outside legal counsel, sent a draft merger agreement to HotJobs.com's outside legal counsel, Wachtell, Lipton, Rosen & Katz.

    Yahoo!, HotJobs.com and their respective outside legal counsels began negotiating an agreement on December 16, 2001. Negotiations continued until December 23, 2001. The discussions centered primarily on issues regarding certainty of closing and assuring that HotJobs.com would be able to consider alternative acquisition proposals from other parties if subsequently proposed.

    On December 16 and 17, 2001, representatives of Yahoo! met with representatives of HotJobs.com to conduct business due diligence. At these meetings, there were discussions regarding HotJobs.com's business, financial condition and prospects and the potential synergistic effects of a combination between Yahoo! and HotJobs.com. HotJobs.com's management, legal advisors and investment bankers updated the HotJobs.com board regarding these meetings and the progress of negotiations during a conference call held on December 18, 2001.

    On December 19, 2001, Yahoo! and HotJobs.com executed a confidentiality agreement with respect to information that Yahoo! would supply to HotJobs.com.

    On December 19 and 20, 2001, representatives of Yahoo! met with representatives of HotJobs.com to conduct additional due diligence. After those meetings and until December 23, 2001, representatives of Yahoo! continued to discuss the terms of the proposed transaction with representatives of HotJobs.com.

    Throughout this period, TMP and its advisors conducted further due diligence with respect to HotJobs.com. HotJobs.com promptly kept TMP reasonably informed of the status and terms of the discussions and negotiations with Yahoo! and delivered to TMP the information delivered to Yahoo! to the extent not previously provided to TMP.

    On Sunday, December 23, 2001, Yahoo! submitted a definitive proposal with a merger agreement, disclosure memoranda and related documents, in each case in the form finally executed by Yahoo! and HotJobs.com. Yahoo! stated that its proposal would expire if not accepted by HotJobs.com by noon, New York City time on Thursday, December 27, 2001.

    On the evening of Sunday, December 23, 2001, the HotJobs.com board met telephonically to consider whether the negotiated proposed agreements with Yahoo! constituted a "Superior Proposal," as that term was defined in the TMP Agreement. HotJobs.com's investment bankers and legal advisors described the Yahoo! proposal. HotJobs.com's investment bankers noted that based on the closing price of a share of TMP's common stock on Friday, December 21, 2001, the value of the consideration as of December 21, 2001 proposed to be paid by TMP under the TMP Agreement was $9.02. HotJobs.com's investment bankers also noted that the consideration to be paid pursuant to the Yahoo! proposal was greater than the historical implied value of the consideration to be paid to HotJobs.com's stockholders pursuant to the TMP Agreement for much of the period following the announcement of the TMP Agreement. The investment bankers and legal advisors also discussed the differences between the merger in connection with the Yahoo! offer versus the TMP Agreement, noting, among other things, that Yahoo! had agreed to certain provisions (including a breakup fee of $30 million if the transaction could not be consummated due to a failure to obtain antitrust clearance or the existence of a court order barring closing) more favorable to HotJobs.com than comparable provisions in the TMP Agreement. HotJobs.com's legal advisors also noted that a transaction with Yahoo! was most likely to present significantly fewer potential antitrust issues.

    On December 23, 2001, after receiving advice from HotJobs.com's investment bankers and legal advisors, including Lazard Frères' oral opinion (which was subsequently confirmed in a written opinion dated as of December 27, 2001) to the effect that, as of the date thereof, the total consideration to be received by HotJobs.com stockholders pursuant to Yahoo!'s offer and a subsequent merger with Yahoo! was fair from a financial point of view to HotJobs.com's stockholders, the HotJobs.com board unanimously, by those present at the meeting (i) determined that the Yahoo! proposal was a "Superior Proposal" as defined in the TMP Agreement; (ii) determined, subject to the seventy-two hour waiting period required by the TMP Agreement, to terminate the TMP Agreement; and (iii) decided to pay to TMP the $15 million termination fee and the $2 million expense reimbursement if TMP did not make an offer that the HotJobs.com board concluded was as favorable to the stockholders as Yahoo!'s proposal within the seventy-two hour period. On that same date, the HotJobs.com board unanimously, by those present at the meeting, subject to the foregoing, (i) determined that the terms of Offer and the subsequent Merger were fair to and in the best interests of the HotJobs.com's stockholders; (ii) approved the Merger Agreement with Yahoo! and the transactions contemplated thereby, including the Offer; (iii) determined that the Merger Agreement with Yahoo! was advisable; and (iv) determined to recommend that the HotJobs.com's stockholders accept the Offer and tender their HotJobs.com common stock in the Offer.

    Pursuant to the terms of the TMP Agreement, on December 24, 2001, HotJobs.com gave TMP and its legal advisors written notice that it had received a "Superior Proposal" and that HotJobs.com intended, subject to TMP's right to make an offer to HotJobs.com that would be as favorable to HotJobs.com's stockholders as the Yahoo! proposal, to enter into a binding written agreement with respect thereto, and delivered to TMP and its legal advisors copies of Yahoo!'s proposals including the Yahoo!'s proposal and the negotiated proposed agreements with Yahoo!.

    HotJobs.com has informed us that during the morning of December 27, 2001, TMP notified HotJobs.com and its legal advisors that it would not be revising the TMP Agreement. TMP issued a press release indicating that it would not modify its offer and stating that it believed it had "already offered HotJobs.com full and fair value for the company, and that it would not be in the best interests of TMP shareholders to adjust its current offer." Later that morning, the HotJobs.com board met telephonically to consider this development.

    HotJobs.com has informed us that on December 27, 2001, HotJobs.com terminated the TMP Agreement, paid TMP the break-up fee and documented expenses as required in the TMP Agreement and entered into the Merger Agreement with Yahoo!. Concurrently with the execution of the Merger Agreement, the Stockholder Agreement was executed by Richard Johnson. On that same day, Yahoo! and HotJobs.com issued a joint press release announcing the execution of these agreements.

THE OFFER

    We are offering to purchase each outstanding Share for a combination of Yahoo! common stock and cash. For each Share that you validly tender and do not withdraw, you will receive a fraction of a share of Yahoo! common stock, as described in "—Exchange Ratio" below, and an amount of cash, without interest, as described in "—Cash Portion" below. The total consideration that will be paid for each validly tendered Share that is not withdrawn will be worth $10.50 as of the second trading day before and excluding the date on which the Offer (or an extension of the Offer) expires, without regard to any subsequent offering period, determined as described below.

    Exchange Ratio.  If the number of shares of Yahoo! common stock otherwise issuable in connection with the Offer is 15,000,000 or less (assuming valid tender and no withdrawal of 39,500,000 Shares), then the fraction of a Yahoo! share issuable per Share, the "exchange ratio," will be equal to the amount obtained by dividing $5.25 by the average of the daily volume-weighted average prices, rounded to four decimal points, of Yahoo!'s common stock, as reported by Bloomberg, L.P., during each trading day in the period of ten consecutive trading days ending on and including the second trading day immediately preceding and excluding the date that is 20 "business days" after commencement of the Offer or, if applicable, the latest extension of the offer expiration date, other than an extension which is a "subsequent offering period." We refer to this price as the "Yahoo! Market Price." A "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. However, if the number of shares of Yahoo! common stock otherwise issuable in connection with the Offer and the Merger is more than 15,000,000 (assuming acceptance of 39,500,000 Shares in the Offer), then the exchange ratio will be .3797. If the Offer had expired on January 9, 2002, the ten-trading-day volume-weighted average price (as described above) would have been $18.1842, approximately 11,403,650 shares of Yahoo! common stock would have been issuable in connection with the Offer (assuming acceptance by us of 39,500,000 Shares) and the exchange ratio based on such price would have been 0.2887.

    Cash Portion.  For each Share, you will receive cash in an amount equal to $10.50 minus an amount equal to the exchange ratio described above multiplied by the Yahoo! Market Price. You will also receive cash due to you to the extent any fractional shares of Yahoo! common stock are otherwise issuable to you. We will not pay any interest on the cash portion of the consideration under any circumstances.

    By way of illustration, if the ten-trading-day average price were $20, the exchange ratio would be 0.2625 and you would receive 26 shares of Yahoo! common stock for every 100 Shares you validly tendered, which, when valued using the average price, would be approximately $5.25 worth of Yahoo! common stock for each Share. In addition, you would receive $530 in cash, which when added to the value of the 26 shares of Yahoo! common stock, $520 (valued at $20 per share), would equal $10.50 per Share, or $1,050 total. Because we agreed to issue cash instead of fractional shares, the extra 0.25 of a share of Yahoo! common stock would be paid as $5 in cash, which is included in the $530.

    However, if the ten-trading-day average price were $10, then because Yahoo! would not be issuing more than 15,000,000 shares (assuming acceptance by us of 39,500,000 Shares), the exchange ratio would be 0.3797 and you would receive 37 shares of Yahoo! common stock for every 100 Shares you validly tendered and we accepted. In addition, you would receive $680 in cash, which when added to the value of the 37 shares of Yahoo! common stock, $370 (valued at $10 per share), would equal $10.50 per Share, or $1,050 total. Because we agreed to issue cash in lieu of fractional shares, the extra 0.97 of a share of Yahoo! common stock would be paid as $9.70 in cash, which is included in the $680.

    Please note that if the number of Shares validly tendered and not withdrawn pursuant to the Offer equals 70% or more, but less than 90%, of the Shares issued and outstanding at any time after taking into account all Shares issuable upon the conversion of HotJobs.com's convertible securities or upon the exercise of any options to purchase shares of HotJobs.com's capital stock to the extent that the exercise price of such option is less than $10.00 per share (such method, on a "Fully Diluted Basis"), we will be required to, or in other circumstances we may choose to, offer a subsequent offering period. The subsequent offering period is different from the initial offering period in two important ways. First, during the subsequent offering period, the per-Share amount of Yahoo! common stock and cash payable by us (including the fraction of a share of Yahoo! common stock) will have already been determined. Second, Shares tendered during the subsequent offering period (or already tendered before the commencement of the subsequent offering period) cannot be withdrawn.

    If you are the record owner of your Shares and you tender your Shares directly to the Depositary, you will not be obligated to pay any charges or expenses of the Depositary or any brokerage commissions. If you own your Shares through a broker or other nominee and your broker or nominee tenders the Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. As set forth in the instructions to the Letter of Transmittal and the Merger Agreement, you will be required to pay transfer taxes, if any, on the purchase of HotJobs.com common stock pursuant to our Offer and we may deduct these taxes from the cash consideration otherwise payable to you.

    We are making this Offer in order to acquire all of the outstanding Shares. We intend, as soon as possible after completion of the Offer, to have HotJobs.com merge with and into HJ Acquisition Corp., or in the alternative, merge HJ Acquisition Corp. with and into HotJobs.com. The purpose of the Merger is to acquire all Shares not tendered and purchased pursuant to the Offer. In the Merger, each then outstanding Share (except for Shares held by HotJobs.com or that we hold for our own account and Shares for which appraisal rights have been exercised) would be converted into the same per-Share combination of Yahoo! common stock and cash paid to holders of Shares purchased in the Offer.

    THE PER SHARE CONSIDERATION PAID TO ANY HOLDER OF HOTJOBS.COM COMMON STOCK PURSUANT TO THE MERGER WILL BE THE HIGHEST PER SHARE CONSIDERATION PAID TO ANY OTHER HOLDER OF HOTJOBS.COM COMMON STOCK PURSUANT TO THE OFFER.

    Our obligation to accept tendered Shares and to exchange them for shares of Yahoo! common stock and cash is subject to several conditions referred to below under the caption "Conditions of Our Offer," including the Minimum Condition, the regulatory approvals condition and other conditions that are discussed below.

Timing of Our Offer

    Our Offer is scheduled to expire at 12:00 midnight, New York City time on February 8, 2002, the "expiration date." However, we may extend the Offer, in which case the term "expiration date" means the latest time and date on which the Offer, as so extended, expires. For more information, you should read the discussion under the caption "Extension, Termination and Amendment."

Extension, Termination and Amendment

    We expressly reserve the right, in our discretion (subject to the limitation contained in Merger Agreement), to extend the period of time during which our Offer remains open, and we can do so by giving oral or written notice of the extension to the Depositary. If we decide to extend our Offer, we will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We are not making any assurance that we will exercise our right to extend our Offer, although we currently intend to do so until all conditions have been satisfied or waived. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to your right to withdraw your Shares. You should read the discussion under the caption "Withdrawal Rights" for more details.

    Subject to the SEC's applicable rules and regulations, we also reserve the right, in our discretion (subject to the limitation contained in Merger Agreement):

  •
  to delay our acceptance for exchange or exchange of any Shares pursuant to our Offer or to terminate our Offer and not accept for exchange or exchange any Shares not previously accepted for purchase, or purchased, upon the failure of any of the conditions of the Offer to be satisfied; and

  •
  to waive any condition or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement.

    We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly sent to stockholders in a manner reasonably designed to inform stockholders of the change) and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Business Wire.

    Under no circumstances will interest be paid on the cash portion of the Offer consideration to be paid by us for the Shares, regardless of any extension of the Offer or any delay in making such payment.

    If the number of Shares validly tendered and not withdrawn pursuant to the Offer equals seventy percent (70%) or more, but less than ninety percent (90%) of the Shares outstanding on a Fully Diluted Basis, we have agreed to provide a subsequent offering period of 3 to 20 business days after the acceptance of Shares in the Offer. Even if such situation does not occur, we may, although we currently do not intend to, provide for such subsequent offering period. You will not have the right to withdraw your Shares that you tender in the subsequent offering period, if any. For purposes of our

Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    PURSUANT TO RULE 14D-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD. THE SAME PER-SHARE CONSIDERATION WILL BE PAID TO STOCKHOLDERS TENDERING SHARES IN THE OFFER AND IN A SUBSEQUENT OFFERING PERIOD, IF ANY.

Procedure for Tendering Shares

    Valid Tender.  For a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a complete copy of the Letter of Transmittal), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Preliminary Prospectus/Offer to Purchase before the expiration date and either certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below and a confirmation of receipt of such tender must be received by the Depositary, (a "Book-Entry Confirmation"), in each case before the expiration date or (ii) the tendering stockholder must, before the expiration date, comply with the guaranteed delivery procedures set forth below.

    Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a complete copy of the Letter of Transmittal), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Preliminary Prospectus/Offer to Purchase before the expiration date (except with respect to a subsequent offering period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedures described below.

    The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that HJ Acquisition Corp. may enforce such agreement against the participant.

    The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

    Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which includes, for these purposes, any participant in the Book Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered with the Letter of Transmittal and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent's Medallion Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution" and, collectively, "Eligible Institutions"). In all other cases, all signatures on the Letters of Transmittal must be guaranteed by an Eligible Institution. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the Share certificate, with the signature(s) on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. For more information, see the Instructions to the Letter of Transmittal.

    Guaranteed Delivery.  If a stockholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the expiration date, such stockholder's tender may be effected if all the following conditions are met:

      (a) tender is made by or through an Eligible Institution;

      (b) a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by HJ Acquisition Corp., is received by the Depositary, as provided below, before the expiration date; and

      (c) the Share Certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by HJ Acquisition Corp.

    Other Requirements.  Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share Certificates (or a timely Book-Entry Confirmation), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

    Under no circumstances will interest be paid on the Offer Price by HJ Acquisition Corp. for the Shares, regardless of any extension of the Offer or any delay in making such payment.

    Appointment.  By executing the Letter of Transmittal (or a complete copy of the Letter of Transmittal) or, in the case of a book-entry transfer, an Agent's Message in lieu of a Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of HJ Acquisition Corp., and each of them, as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by HJ Acquisition Corp. and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, HJ Acquisition Corp. accepts for payment Shares tendered by such stockholder as provided in this document. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of HJ Acquisition Corp. will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of HotJobs.com's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. HJ Acquisition Corp. reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon HJ Acquisition Corp.'s acceptance for payment of such Shares, HJ Acquisition Corp. must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including, without limitation, voting at any meeting of stockholders.

    Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by HJ Acquisition Corp., in its sole discretion, which determination will be final and binding. HJ Acquisition Corp. reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or the acceptance for payment of, or payment for which may, in the opinion of HJ Acquisition Corp.'s counsel, be unlawful. HJ Acquisition Corp. also reserves the absolute right, subject to the provisions of the Merger Agreement, to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of HJ Acquisition Corp., Yahoo!, the Depositary, the Information Agent, HotJobs.com or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement, HJ Acquisition Corp.'s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other related documents) will be final and binding.

    Binding Agreement.  The tender of Shares following any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

Withdrawal Rights

    Other than during a subsequent offering period, Shares tendered pursuant to the Offer may be withdrawn at any time before the expiration date. If we elect to provide a subsequent offering period under Exchange Act Rule 14d-11, you will not have the right to withdraw Shares that you tender before or during the subsequent offering period.

    For your withdrawal to be effective, the Depositary must receive from you a written or photocopied transmission notice of withdrawal at one of its addresses set forth on the back cover of this Preliminary Prospectus/Offer to Purchase, and your notice must include your name, address, social security number, the certificate number(s) and the number of Shares to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered those Shares. Your withdrawal may not be submitted by facsimile unless it is submitted by an eligible institution.

    A financial institution must guarantee all signatures on the notice of withdrawal. Most banks, savings and loan associations and brokerage houses are able to effect these signature guarantees for you. The financial institution must be a participant in the Securities Transfer Agents Medallion Program, unless those Shares have been tendered for the account of any eligible institution. If Shares have been tendered following the procedures for book-entry tender discussed under the caption entitled "Procedure for Tendering Shares," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures. If certificates have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares withdrawn must also be furnished to the Depositary, as stated above, before the physical release of the certificates.

    We will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, and our decision will be final and binding. Neither we, the Depositary, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Shares withdrawn will be deemed not to have been validly tendered for purposes of our Offer.

    You may retender withdrawn Shares by following one of the procedures discussed under the captions entitled "Procedure for Tendering Shares—Valid Tender" or "Procedure for Tendering Shares—Guaranteed Delivery" at any time before the expiration date or during the subsequent offering period if any.

Exchange of Shares of HotJobs.com Common Stock; Delivery of Yahoo! Common Stock and Cash

    For purposes of the Offer, we will be deemed to have accepted for exchange Shares validly tendered and not withdrawn as, if and when we notify the Depositary of our acceptance of the tenders of those Shares pursuant to the Offer. The Depositary will deliver cash and Yahoo! common stock in exchange for Shares pursuant to the Offer and cash instead of fractional shares of Yahoo! common stock as soon as practicable after receipt of our notice. The Depositary will act as agent for tendering stockholders for the purpose of receiving cash (including cash to be paid instead of fractional shares of Yahoo! common stock) from us and transmitting such cash to tendering stockholders and causing the shares of Yahoo! common stock to be delivered to tendering stockholders. Tendering stockholders will not receive any interest on any cash payable, even if there is a delay in making the exchange.

    Under no circumstances will interest be paid on the Offer Price by HJ Acquisition Corp. for the Shares, regardless of any extension of the Offer or any delay in making such payment.

    If we do not accept any tendered Shares for purchase pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, we will return certificates for such unpurchased Shares without expense to the tendering stockholder or, in the case of Shares tendered by book-entry transfer of such Shares into the exchange agent's account at the Book-Entry Transfer Facility pursuant to the procedures set forth above under the caption entitled "—Procedure for Tendering Shares," those Shares will be credited to an account maintained within the Book-Entry Transfer Facility, as soon as practicable following expiration or termination of the Offer.

Cash Instead of Fractional Shares of Yahoo! Common Stock

    We will not issue certificates representing fractional shares of Yahoo! common stock pursuant to the Offer. Instead, each tendering stockholder who would otherwise be entitled to a fractional share of Yahoo! common stock will receive cash in an amount equal to that fraction multiplied by the average of the daily volume-weighted average prices, rounded to four decimal points, of Yahoo! common stock, as reported by Bloomberg, L.P., during each trading day in the period of ten (10) consecutive trading days ending on and including the second trading day before and excluding the initial expiration of the offer or, if applicable, the latest extension of such expiration date, other than an extension relating to a "subsequent offering period" pursuant to Rule 14d-11 of the Exchange Act.

Material United States Federal Income Tax Consequences

    The following is a summary of the material United States federal income tax consequences of the Offer and the Merger applicable to a holder that has Shares accepted in the Offer or whose Shares are converted into the Merger Consideration pursuant to the Merger. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to United States residents and citizens that hold their Shares as capital assets for United States federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular holder of Shares or to a holder of Shares that is subject to special treatment under United States federal income tax laws. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

    HOLDERS OF SHARES OF HOTJOBS.COM COMMON STOCK MUST CONSULT THEIR TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER, AS WELL AS THE EFFECTS OF STATE, LOCAL AND NON-UNITED STATES TAX LAWS.

    The Offer and the Forward Merger (as defined below) will be treated as a single integrated transaction for United States federal income tax purposes. Assuming that the Merger is effected as a merger of HotJobs.com with and into HJ Acquisition (the "Forward Merger"), then the Offer and the Forward Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. As such a "reorganization," the United States federal income tax consequences of the Offer and the Forward Merger are summarized as follows:

    Exchange of Shares for Yahoo! Common Stock and Cash. A holder of Shares that has Shares accepted in the Offer or whose Shares are converted into the Merger Consideration pursuant to the Forward Merger will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of cash received pursuant to the Offer and the Forward Merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash received pursuant to the Offer and Forward Merger and the fair market value of the Yahoo! common stock received pursuant to the Offer and Forward Merger over (b) the holder's tax basis in its Shares surrendered in exchange therefor. The gain recognized will be capital gain unless the receipt of cash by the holder has the effect of a distribution of a dividend, in which case such gain will be treated as ordinary dividend income to the extent of the holder's ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. For purposes of determining whether the receipt of cash by the holder has the effect of a distribution of a dividend, a holder will be treated as if the holder first exchanged all of its Shares solely for Yahoo! common stock and then Yahoo! immediately redeemed a portion of such stock for the cash that such holder actually received pursuant to the Offer and Forward Merger. The IRS has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would receive capital gain (as opposed to dividend) treatment. In determining whether the receipt of cash has the effect of a distribution of a dividend, certain constructive ownership rules must be taken into account. Any capital gain will be long-term capital gain if the holder's holding period for its Shares is more than one year.

    Tax Basis for Yahoo! Common Stock. A holder of Shares will have an aggregate tax basis in Yahoo! common stock received pursuant to the Offer and the Forward Merger equal to the holder's aggregate tax basis in its Shares surrendered pursuant to the Offer and the Forward Merger, (1) reduced by (a) the portion of the holder's tax basis in its Shares surrendered in the Offer and the Forward Merger that is allocable to a fractional share of Yahoo! common stock for which cash is received and (b) the amount of cash received by the holder pursuant to the Offer and the Forward Merger, and (2) increased by the amount of gain (including any portion of such gain that is treated as a dividend as described above), if any, recognized by the holder in the Offer and/or the Forward Merger (but not by gain recognized upon the receipt of cash in lieu of a fractional share of Yahoo! common stock pursuant to the Offer and/or the Forward Merger).

    Holding Period for Yahoo! Common Stock.  For purposes of determining capital gain or loss, the holding period for Yahoo! common stock received by a holder of Shares pursuant to the Offer and the Forward Merger will include the holding period of the Shares surrendered in the Offer and the Forward Merger.

    Cash Received in Lieu of a Fractional Share of Yahoo! Common Stock.  If a holder of Shares receives cash in lieu of a fractional share of Yahoo! common stock in the Offer or the Forward Merger, the holder will generally recognize capital gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the holder's tax basis in its Shares surrendered in the Offer or Forward Merger that is allocable to the fractional share. The capital gain or loss will be long-term capital gain or loss if the holder's holding period for the portion of the Shares deemed exchanged for the fractional share is more than one year.

    Treatment of the Entities.  No gain or loss will be recognized by Yahoo!, HJ Acquisition Corp., or HotJobs.com as a result of the Offer or the Forward Merger.

    Under the Merger Agreement, Yahoo! has agreed to use its reasonable best efforts to obtain an opinion of Skadden, Arps, Slate, Meagher & Flom LLP or another nationally recognized United States federal income tax counsel or "Big Five" accounting firm that, based on the facts and customary representations and assumptions, the Offer and the Forward Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. Yahoo! expects to be able to obtain the tax opinion if, as expected:

  •
  the proposed Forward Merger occurs in the ordinary course after completion of the Offer;

  •
  Yahoo!, HJ Acquisition Corp. and HotJobs.com are able to deliver customary representations to such counsel or "Big Five" accounting firm;

  •
  there is no adverse change in United States federal income tax law; and

  •
  the aggregate fair market value of the Yahoo! common stock delivered as consideration pursuant to the Offer and the Forward Merger is greater than 40% of the sum of (1) the aggregate fair market value of such Yahoo! common stock and (2) the aggregate amount of cash and other property paid in connection with the Offer and the Forward Merger.

    The tax opinion is not a condition to completing the Offer or the Merger. If Yahoo! obtains the tax opinion, then the Merger will be effected as a Forward Merger (and the material United States federal income tax consequences will be as summarized above). An opinion of counsel or "Big Five" accounting firm is not binding on the IRS or any court. If Yahoo! is not able to obtain the tax opinion, then the Merger will change in form from a Forward Merger to a merger of HJ Acquisition Corp. (or another direct or indirect wholly owned subsidiary of Yahoo!) with and into HotJobs.com (the "Reverse Merger"), which, as summarized below, will be a fully taxable transaction for all holders of Shares (but not for Yahoo!, HJ Acquisition Corp. or HotJobs.com). The determination by counsel or a "Big Five" accounting firm as to whether the Offer and the proposed Forward Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code will depend upon the facts and law existing at the effective time of the proposed Forward Merger. It is possible that Yahoo! will not be able to obtain the tax opinion.

    We cannot assure you that the form of the Merger will be a Forward Merger as opposed to a fully taxable Reverse Merger.

    In the event of the Reverse Merger, the material United States federal income tax consequences to holders of Shares would differ materially from those summarized above and would be as follows:

    A holder that has Shares accepted in the Offer or converted into the Merger Consideration pursuant to the Reverse Merger will recognize aggregate capital gain or loss in an amount equal to the difference between (1) the sum of (a) the fair market value of the Yahoo! common stock received pursuant to the Offer and the Reverse Merger plus (b) the amount of cash received pursuant to the Offer and the Reverse Merger (including any cash received in lieu of a fractional share of Yahoo! common stock) and (2) the holder's tax basis in such Shares. The capital gain or loss will be long-term capital gain or loss if the holder has held the Shares surrendered for more than one year. A holder of Shares will have an aggregate tax basis in the Yahoo! common stock received pursuant to the Offer and Reverse Merger equal to the fair market value of such Yahoo! common stock. The holding period for Yahoo! common stock received by a holder of Shares pursuant to the Offer and Reverse Merger shall commence upon the receipt of such Yahoo! common stock.

Purpose of the Offer

    The purpose of the Offer is to enable Yahoo! to acquire control of, and the entire equity interest in, HotJobs.com. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected. The purpose of the Merger is to acquire all outstanding HotJobs.com common stock not purchased pursuant to the Offer. The transaction is structured as a merger in order to ensure the acquisition by us of all of the outstanding HotJobs.com common stock.

    If the Merger is consummated, our common equity interest in HotJobs.com would increase to 100% and we would be entitled to all benefits resulting from that interest. These benefits include complete management with regard to the future conduct of HotJobs.com's business and any increase in its value. Similarly, we also will bear the risk of any losses incurred in the operation of HotJobs.com and any decrease in its value.

    Stockholders of HotJobs.com who sell their Shares in the Offer will cease to have any equity interest in HotJobs.com and to participate in its earnings and any future growth, except indirectly through ownership of Yahoo! common stock. If the Merger is consummated, the stockholders who have not sold their Shares in the Offer will no longer have an equity interest in HotJobs.com and instead will have only the right to receive a combination of Yahoo! common stock and cash with a value of $10.50 per share, as of the applicable date determined in accordance with the provisions discussed below under the heading "The Offer," comprised of at least $5.25 in cash, net without interest, and up to $5.25 in Yahoo! common stock in exchange for each of such stockholder's Shares. See "The Merger

Agreement and the Stockholder Agreement." Similarly, the stockholders of HotJobs.com will not bear the risk of any decrease in the value of HotJobs.com common stock after selling their Shares in the Offer or the subsequent Merger, except indirectly through ownership of Yahoo! common stock.

    The primary benefit of the Offer and the Merger to the stockholders of HotJobs.com is that stockholders have the opportunity to sell all of their Shares for Yahoo! stock and cash at a price that represents a premium of approximately 62% over the closing market price of a Share on December 12, 2001, the last full trading day prior to the public announcement of Yahoo!'s proposal to acquire HotJobs.com.

Plans for HotJobs.com

    Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares of HotJobs.com by HJ Acquisition Corp. pursuant to the Offer, we currently intend to seek the maximum representation on HotJobs.com's board of directors, subject to the requirement in the Merger Agreement that if HotJobs.com Shares are purchased pursuant to the Offer, there will be until the effective time of the Merger at least two members of HotJobs.com's board of directors who qualify as independent directors and who are not current or former executive officers of HotJobs.com.

    In addition, we intend to continue to evaluate the business and the operations of HotJobs.com during the pendency of the Offer. After consummation of the Offer, we intend to conduct a detailed review of HotJobs.com and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider, subject to the terms of the Merger Agreement, what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. Such changes could include changes in HotJobs.com's business, corporate structure, certificate of incorporation, by-laws, capitalization, board of directors, management or dividend policy, although, except as disclosed above, we have no current plans with respect to any of such matters. However, if Yahoo!'s designees constitute a majority of the HotJobs.com board of directors at that time and before the effective time of the Merger, then the affirmative vote of a majority of the independent directors mentioned above will be required for the HotJobs.com board of directors to (1) amend or terminate the Merger Agreement; (2) exercise or waive any of HotJobs.com's rights, benefits or remedies hereunder, if that action would adversely affect holders of Shares other than Yahoo! or HJ Acquisition Corp.; (3) amend the certificate of incorporation or bylaws of HotJobs.com, if that action would adversely affect holders of Shares other than Yahoo! or HJ Acquisition Corp.; or (4) take any other action under or in connection with the Merger Agreement, if that action would adversely affect holders of Shares other than Yahoo! or HJ Acquisition Corp. As a consequence of the Merger, HotJobs.com's board of directors, certificate of incorporation and bylaws will be replaced with those of HJ Acquisition Corp. and we may further amend these documents and change the board of directors in the future.

    The Merger Agreement provides that the directors of HJ Acquisition Corp. and the officers of HotJobs.com at the effective time of the Merger will, from and after the effective time, be the initial directors and officers, respectively, of the Surviving Corporation. We may change the officers or directors of HotJobs.com in the future.

    Except as disclosed in this Preliminary Prospectus/Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, sale or transfer of material amounts of assets, relocation of operations, involving HotJobs.com or any of its subsidiaries, or any material changes in HotJobs.com's corporate structure or business.

The Merger

    Approval of the Merger.  Under Section 251 of the Delaware General Corporation Law (the "Delaware Law"), the approval of the board of directors of HotJobs.com and the affirmative vote of the holders of a majority of its outstanding Shares are required to approve and adopt a merger and a merger agreement. The HotJobs.com board of directors has previously approved and declared advisable the Merger and the Merger Agreement. If we complete the Offer (after satisfaction of the Minimum Condition), we would have a sufficient number of Shares to approve the Merger without the affirmative vote of any other holder of Shares. Therefore, unless the Merger is consummated in accordance with the short-form merger provisions under the Delaware Law described below (in which case no action by the stockholders of HotJobs.com, other than Yahoo!, will be required to consummate the Merger), the only remaining corporate action of HotJobs.com to complete the Merger will be the approval and adoption of the Merger Agreement by Yahoo!, as holder of a majority of the outstanding Shares (a "long-form merger").

    Possible Short-Form Merger.  Section 253 of the Delaware Law would permit the Merger to occur without a vote of HotJobs.com's stockholders (a "short-form merger") if Yahoo! were to acquire at least 90% of the outstanding Shares in the Offer or otherwise (including as a result of purchases by Yahoo! during any subsequent offering period) and contribute the Shares immediately prior to the Merger to HJ Acquisition Corp. If, however, Yahoo! does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise, and a vote of HotJobs.com's stockholders is required under the Delaware Law, a longer period of time will be required to effect the Merger. Yahoo! has agreed in the Merger Agreement to effect the Merger at the earliest practicable time, and to effect the Merger as a short-form merger if it obtains ownership of at least 90% of the issued and outstanding Shares in the Offer.

Appraisal Rights

    HotJobs.com stockholders will not have appraisal rights in connection with the Offer.

    HotJobs.com stockholders will have the right, under Section 262 of the Delaware General Corporation Law, to dissent and demand appraisal of their Shares in connection with any Merger, regardless of whether HJ Acquisition Corp. and Yahoo! acquire 90% of all of the outstanding Shares.

    Under Section 262, dissenting stockholders who:

  •
  did not vote in favor of the Merger, in the event that a stockholder vote is necessary; and

  •
  complied with the applicable statutory requirements and procedures may be entitled to receive a judicial determination of the fair value of their Shares that were not tendered and accepted in the Offer (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of this fair value in cash, together with a fair rate of interest, if any.

Conditions of Our Offer

    HJ Acquisition Corp. is not required to accept for payment or pay for any validly tendered shares unless at the scheduled expiration date of the Offer:

    Minimum Condition.  Shares representing at least a majority of the total number of outstanding Shares on a Fully Diluted Basis as of the date that we accept the Shares pursuant to our Offer shall have been validly tendered and not withdrawn prior to the expiration of the Offer. Based on information supplied by HotJobs.com, the number of Shares needed to satisfy the minimum tender condition would have been 21,312,883 as of January 8, 2002. As of January 8, 2002, there were 38,783,835 Shares and 3,841,930 options to purchase Shares, with an exercise price of less than $10.00 per share outstanding. We have entered into a Stockholder Agreement with Richard Johnson under which he has agreed to tender all Shares beneficially owned by him (subject to his right to sell up to 1,000,000 Shares in some circumstances). As of December 27, 2001, Mr. Johnson held 7,012,100 Shares.

    Antitrust Condition.  The waiting period and any extension applicable to the Offer under the HSR Act shall not have expired or been terminated.

    Registration Statement Effectiveness Condition.  The registration statement on Form S-4 of which this Preliminary Prospectus/Offer to Purchase is a part shall not have become effective under the Securities Act and not be the subject of any stop order or proceeding seeking a stop order.

    Nasdaq Listing Condition.  The shares of Yahoo! common stock issuable to HotJobs.com stockholders in the Offer and the Merger and such other shares of Yahoo! common stock to be reserved for issuance in connection with the Offer and the Merger shall not have been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

    Other Conditions of the Offer.  Before the expiration of the Offer, unless waived by us, the Offer is also subject to the conditions that none of the following shall occur and be continuing:

  •
  any of a temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition shall be in effect preventing the consummation of the Offer or the Merger;

  •
  there shall be pending any suit, action or proceeding by any governmental entity (A) challenging the acquisition by us of any of the Shares, seeking to restrain or prohibit the consummation of the Offer or the Merger, or seeking to place limitations on the ownership of the Shares (or shares of common stock of the Surviving Corporation) by us or seeking to obtain from HotJobs.com, HJ Acquisition Corp. or Yahoo! any damages that are material in relation to HotJobs.com, (B) seeking to prohibit or materially limit the ownership or operation by the HotJobs.com, any of its subsidiaries, Yahoo! or any of its subsidiaries of any material portion of any business or of any assets of HotJobs.com, Yahoo! or any of its subsidiaries, or to compel HotJobs.com, Yahoo! or any of its subsidiaries to divest or hold separate any material portion of any business or of any assets of HotJobs.com, any of its subsidiaries, Yahoo! or any of its subsidiaries, as a result of the Offer or the Merger or (C) seeking to prohibit Yahoo! or any of its subsidiaries from effectively controlling in any material respect the business or operations of HotJobs.com or its subsidiaries;

  •
  any representation and warranty of HotJobs.com contained in the Merger Agreement shall not be true and correct in all respects without reference to any qualification as to materiality such that the aggregate effect of any inaccuracies in such representations and warranties will not have a material adverse effect on HotJobs.com, in each case as of the date of such determination, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date and except for the representations and warranties relating to Yahoo!'s granting of any rights or licenses to intellectual property or Yahoo!'s being bound by any material non-compete or other material restriction on the operation of any of its businesses which shall be qualified as to materiality with respect to Yahoo! and its subsidiaries taken as a whole;

    Before the expiration of the Offer, unless waived by us, the Offer is also subject to the conditions that each of the following shall have occurred and be continuing:

  •
  we shall have received a certificate signed on behalf of HotJobs.com by its chief executive officer and chief financial officer to the effect of the immediately preceding provision;

  •
  there shall have been obtained all consents, the absence of which, in the aggregate, would be reasonably likely to have a material adverse effect on HotJobs.com, provided that no consents, approvals, actions, filings or notices related to any antitrust requirements of any jurisdiction, except as discussed separately above under "Antitrust Condition," shall be a condition to the Offer;

  •
  there shall have been obtained, other than the filing of a certificate of merger and filings pursuant to the HSR Act, all consents, approvals and actions of, filings with and notices to any governmental entity required of HotJobs.com, any of its subsidiaries, Yahoo! or any of its subsidiaries to consummate the Offer and the Merger, the issuance of Yahoo! common stock in the Offer and the Merger and the other transactions contemplated by the Merger Agreement, the failure of which to be obtained or taken, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Yahoo! and our subsidiaries (including the surviving corporation to the Merger and its subsidiaries), taken together after giving effect to the Offer and the Merger, provided that no consents, approvals, actions, filings or notices related to any antitrust requirements of any jurisdiction, except as discussed separately above under "Antitrust Condition," shall be a condition to the Offer;

  •
  HotJobs.com (A) shall have performed and complied with all agreements and covenants required to be performed by it under the Merger Agreement that are qualified as to material adverse effect and (B) shall have performed and complied with all agreements and covenants required to be performed by it under the Merger Agreement that are not qualified as to material adverse effect except where nonperformance or noncompliance individually or in the aggregate would not reasonably be expected to have a material adverse effect on HotJobs.com;

  •
  we shall have received a certificate signed on behalf of HotJobs.com by its chief executive officer and chief financial officer to the effect of the immediately preceding provision; and

  •
  we shall have received an executed copy of an affiliate agreement from each entity that is an "affiliate" of HotJobs.com as that term is defined for purposes of Rule 145 of the Securities Act.

    The conditions of the Offer described above are for our benefit and we may assert or waive them in whole or in part at any time and from time to time subject to the terms of the Merger Agreement. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

Legal Matters

    Except as set forth in this Preliminary Prospectus/Offer to Purchase, we are not aware of any licenses or regulatory permits that appear to be material to the business of HotJobs.com and its subsidiaries, taken as a whole, and that might be adversely affected by our acquisition of Shares in the Offer. In addition, except as set forth in this Preliminary Prospectus/Offer to Purchase, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should this type of approval or other action be required, we expect to seek this type of approval or action, except as described under "Other State Takeover Statutes." Should this type of approval or other action be required, we cannot be certain that we would be able to obtain this type of approval or action without substantial conditions or that adverse consequences might not result to HotJobs.com's or its subsidiaries' businesses, or that certain parts of HotJobs.com's, Yahoo!'s or any of their respective subsidiaries' businesses might not have to be disposed of or held separate in order to obtain this type of approval or action.

    Delaware Law.  In general, Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate thereof) from engaging in a "business combination" (defined to include a merger and other transactions as described below) with a Delaware corporation for a period of three years following the time that the stockholder became an interested stockholder unless:

       (i) prior to that time the corporation's board of directors approved either the business combination or the transaction that resulted in such stockholder's becoming an interested stockholder,

      (ii) upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by some types of employee stock option plans and persons who are directors and also officers of the corporation), or

      (iii) on or after that time, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder; this action may not be taken by written consent.

    Section 203 will not apply to the Offer or the Merger because (i) neither Yahoo! nor HJ Acquisition Corp. was an "interested stockholder" under Section 203 of the Delaware Law at the time it entered into the Merger Agreement and (ii) HotJobs.com's board of directors approved the "business combination" (i.e. the Offer, the Merger and the other transactions described in this document). In addition, the board of directors of HotJobs.com has taken all actions necessary to exempt the Merger Agreement and the actions contemplated thereby, including the Offer and the Merger, and by the Stockholder Agreement from the provisions of Section 203 of the Delaware Law, and has agreed not to take any action to affect such exemption.

    Other State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. HotJobs.com, directly or through subsidiaries, conducts business in many states in the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger we believe that there are reasonable bases for contesting such laws.

    In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal District Court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida

Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

    Antitrust.  Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

    A Notification and Report Form with respect to the Offer was filed under the HSR Act on January 10, 2002, and the waiting period with respect to the Offer under the HSR Act will expire at 11:59 P.M., New York City time, on February 11, 2002. Before such time, however, either the FTC or the Antitrust Division may extend the waiting period by requesting additional information or material from Yahoo! and HJ Acquisition Corp. If such request is made, the waiting period will expire at 11:59 P.M., New York City time, on the thirtieth day (or the first business day thereafter) after Yahoo! and HJ Acquisition Corp. have substantially complied with such request. Thereafter, the waiting period may be extended only by court order or with Yahoo! and HJ Acquisition Corp.'s consent.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as HJ Acquisition Corp.'s acquisition of Shares pursuant to the Offer and the Merger. At any time before or after HJ Acquisition Corp.'s acquisition of the Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise or seeking divestiture of Shares acquired by HJ Acquisition Corp. or divestiture of substantial assets of Yahoo! or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. Based upon an examination of publicly available information relating to the businesses in which Yahoo! and HotJobs.com are engaged, Yahoo! and HJ Acquisition Corp. believe that the acquisition of Shares by HJ Acquisition Corp. will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by HJ Acquisition Corp. on antitrust grounds will not be made or, if such a challenge is made, of the result of any such challenge. See "Conditions of Our Offer" for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

    In addition to the United States, the antitrust and competition laws of other countries may apply to the Offer and the Merger and additional filings and notifications may be required. Yahoo! and HotJobs.com believe that no such filings will be required.

Effects of the Offer

    Market for the Shares.  The tender and the acceptance of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly and also the number of holders of Shares. This could adversely affect the liquidity and market value of the remaining Shares held by the public.

    Nasdaq Listing.  Depending upon the number of Shares tendered to and accepted by us in the Offer, the Shares may no longer meet the requirements of the National Association of Securities Dealers for continued inclusion on the Nasdaq, which requires that an issuer either:

  •
  have at least 750,000 publicly held shares, held by at least 400 round lot stockholders, with a market value of at least $5,000,000, have at least two market makers, have stockholders' equity of at least $10 million, and have a minimum bid price of $1; or

  •
  have at least 1,100,000 publicly held shares, held by at least 400 round lot stockholders, with a market value of at least $15,000,000, have a minimum bid price of $3, have at least 4 market makers and have either (1) a market capitalization of at least $50,000,000 or (2) a total of at least $50,000,000 in assets and revenues, respectively.

    If the Nasdaq ceased publishing quotations for the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the price we are presently offering.

    Registration Under the Exchange Act.  Shares are currently registered under the Exchange Act. HotJobs.com can terminate that registration upon application to the SEC if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Shares. Termination of registration of the Shares under the Exchange Act would reduce the information that HotJobs.com must furnish to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions would no longer be applicable to HotJobs.com. Furthermore, the ability of "affiliates" of HotJobs.com and persons holding "restricted securities" of HotJobs.com to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, they would no longer be eligible for Nasdaq listing or for continued inclusion on the Federal Reserve Board's list of "margin securities."

    Yahoo! may seek to cause HotJobs.com to apply for termination of registration of the Shares under the Exchange Act as soon after the expiration of the Offer as the requirements for such termination are met. If the Nasdaq National Market listing and the Exchange Act registration of the Shares are not terminated prior to the Merger, then the Shares will be delisted from the Nasdaq National Market and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

    Status as "Margin Securities." The Shares are presently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of Shares. Depending on the factors similar to those described above with respect to listing and market quotations, following consummation of the Offer, the Shares may no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

Relationships with HotJobs.com

    Pursuant to the Stockholder Agreement, Yahoo! may be deemed to beneficially own 7,012,100 Shares, constituting approximately 18.1% of the voting power of HotJobs.com. See "The Merger Agreement and the Stockholder Agreement." Except as set forth in this Preliminary Prospectus/Offer to Purchase or Schedule I hereto:

      (a) neither Yahoo!, HJ Acquisition Corp. nor, to our knowledge, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of Yahoo! or any of the persons so listed on Schedule I, beneficially owns or has a right to acquire any Shares or any other equity securities of HotJobs.com;

      (b) neither Yahoo!, HJ Acquisition Corp., nor, to our knowledge, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of HotJobs.com during the past 60 days;

      (c) neither Yahoo!, HJ Acquisition Corp. nor, to our knowledge, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of HotJobs.com (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations);

      (d) since January 1, 2000, there have been no transactions which would require reporting under the rules and regulations of the SEC between Yahoo! or any of its subsidiaries or, to our knowledge, any of the persons listed in Schedule I hereto, on the one hand, and HotJobs.com or any of its executive officers, directors or affiliates, on the other hand;

      (e) since January 1, 2000, there have been no contacts, negotiations or transactions between Yahoo! or any of its subsidiaries or, to our knowledge, any of the persons listed in Schedule I hereto, on the one hand, and HotJobs.com or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, a sale or other transfer of a material amount of assets;

      (f)  since January 1, 2000, and with the exception of the Offer and Merger described in this Preliminary Prospectus/Offer to Purchase, there have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions between HotJobs.com or its affiliates and Yahoo! or its affiliates, such as those concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets; and

      (g) with respect to both Yahoo! and HotJobs.com, there are no material interests, direct or indirect, by security holdings or otherwise, of affiliates of Yahoo! and of HotJobs.com, in the transactions proposed and described herein.

Interests of Certain Persons

    Interests of Named Experts and Counsel.  No (a) expert named in this Preliminary Prospectus/Offer to Purchase as having prepared or certified any part hereof or (b) counsel named in this Preliminary Prospectus/Offer to Purchase as having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of such securities, was employed for such purpose on a contingent basis, or at the time of such preparation, certification or opinion or at any time thereafter through the date of effectiveness of this Preliminary Prospectus/Offer to Purchase or that part of this Preliminary Prospectus/Offer to Purchase to which such preparation, certification or opinion relates, had, or is to receive in connection with the offering, a substantial interest, direct or indirect, in Yahoo! or any of its parents or subsidiaries or was connected with Yahoo! or any of its parents or subsidiaries as a promoter, managing underwriter (or any principal underwriter), voting trustee, director, officer, or employee.

    Employment Agreements with HotJobs.com.  In considering the recommendation of the HotJobs.com board to approve the Merger, HotJobs.com stockholders should be aware that the senior executive officers of HotJobs.com and the members of the HotJobs.com board of directors may be deemed to have interests in the transaction that are different from, or in addition to, the interests of

HotJobs.com stockholders generally. The HotJobs.com board of directors was aware of these interests and included them among the matters it considered when it approved the Merger and the transactions contemplated thereby. Acceptance of Shares by us in the Offer and/or the consummation of the Merger will constitute a change in control of HotJobs.com for purposes of determining the entitlements to severance and other benefits due to the executive officers and directors of HotJobs.com, as described below.

    Employment agreements that contain severance provisions are in effect between HotJobs.com and each of Dimitri Boylan and Lowell Robinson. The employment agreements for each of Messrs. Boylan and Robinson provide that upon a termination of the executive's employment in connection with a change in control, including the Offer and Merger, the executive will be entitled to receive severance equal to one year's base salary (or if greater, base salary for the remainder of the term, which expires on May 5, 2003) in the case of Mr. Boylan and two year's base salary in the case of Mr. Robinson. In addition, upon a termination of employment entitling the individual to severance in connection with a change in control, the HotJobs.com stock options held by each of Messrs. Boylan and Robinson will accelerate and become immediately exercisable for the remainder of their original term. The employment agreement with each of Messrs. Boylan and Robinson provides that the executive is entitled to receive a payment in an amount sufficient to make the executive whole for any excise tax on excess parachute payments, under the severance agreements or otherwise, imposed under Section 4999 of the Internal Revenue Code.

    At this time, it is not known whether any of these executive officers' employment with the Surviving Corporation will terminate under circumstances entitling the executive to severance. If cash severance payments are made to these executive officers at the completion of the Merger, the pre-tax amount of the payments is estimated to be approximately $406,250 for Mr. Boylan (assuming the Merger is completed on February 8, 2002) and $500,000 for Mr. Robinson under the terms of their current employment agreements. Assuming that the Merger is completed on February 8, 2002, the aggregate number of unvested HotJobs.com stock options held by Messrs. Boylan and Robinson that will become fully vested and exercisable upon a qualifying termination in connection with the Merger is 196,875 and 223,125, respectively.

    Stock-Based Rights.  Upon the consummation of the Merger, each HotJobs.com stock option outstanding and unexercised as of the consummation of the Merger granted pursuant to the HotJobs.com, Ltd. 2000 Stock Option Plan, the HotJobs.com, Ltd. 1999 Stock Option/Stock Issuance Plan, the HotJobs.com, Ltd. Stock Award Plan, the Resumix 2000 Stock Option Plan, the Resumix 1998 Equity Incentive Plan or the Resumix Non-Employee Directors' Stock Option Plan, if any, will cease to represent the right to acquire Shares and will be converted into and become a right with respect to Yahoo! common stock as described below. HotJobs.com stock options granted under the HotJobs.com Stock Award Plan and HotJobs.com stock options granted to non-employee directors of HotJobs.com will become fully vested and exercisable in connection with the Merger. Assuming the Offer is completed on February 8, 2002, the aggregate number of unvested HotJobs.com stock options held by Messrs. Boylan and Robinson, and the non-employee directors that may become fully vested and exercisable is 521,667.

Treatment of HotJobs.com Stock Options

    Upon completion of the Merger, Yahoo! will assume each outstanding and unexercised option to purchase HotJobs.com common stock. Each of the assumed options will have the same terms and conditions as the original HotJobs.com stock option except that:

  •
  the assumed options will be exercisable for shares of Yahoo! common stock;

  •
  each outstanding HotJobs.com stock option will be converted into a Yahoo! stock option to purchase a number of shares of Yahoo! common stock (rounded up to the nearest whole share) that is equal to the product of the Option Exchange Ratio, as described below, multiplied by the number of Shares subject to the original HotJobs.com stock option before the Merger; and

  •
  the exercise price per share for each converted Yahoo! stock option will be equal to the aggregate exercise price per share of HotJobs.com common stock subject to each HotJobs.com stock option before the conversion divided by the number of shares of Yahoo! common stock as determined in the prior sentence (rounded up to the nearest whole cent).

  •
  The Option Exchange Ratio is equal to $10.50 divided by the average of the daily average volume-weighted average price, rounded to four decimal places, of Yahoo! common stock during the 10 trading days ending on and including the second trading day before and excluding the initial expiration date of the Offer, or if applicable, the latest extension of the expiration date other than an extension pursuant to Rule 14d-11 under the Exchange Act.

    HotJobs.com stock options that are "incentive stock options" as defined in Section 422 of the Internal Revenue Code will be adjusted in accordance with the foregoing with any modifications necessary to comply with the requirements of Section 424(a) of the Internal Revenue Code.

    As soon as practicable after the closing of the Merger, Yahoo! will file a registration statement to register the shares of Yahoo! common stock underlying these options and intends to maintain the effectiveness of that registration statement and the current status of the prospectus(es) contained therein for as long as these options remain outstanding.

Fees and Expenses

    We have retained Georgeson Shareholder Communications as information agent in connection with the Offer. The information agent may contact holders of the Shares by mail, private delivery service, telephone, fax and email and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of the Shares. We will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the information agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the United States federal securities laws.

    We have retained EquiServe Trust Company, N.A. as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer and will reimburse the Depositary for its reasonable out-of-pocket expenses. We have agreed to indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the United States federal securities laws.

    We have retained EquiServe Trust Company, N.A. as the Exchange Agent. We will pay the Exchange Agent reasonable and customary compensation for its services in connection with the Offer and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Exchange Agent against certain liabilities and expenses, including certain liabilities under the United States federal securities laws.

    HotJobs.com's board of directors received an opinion from Lazard Frères dated December 27, 2001, substantially to the effect that, as of such date and subject to the conditions in the opinion, the consideration to be received by HotJobs.com stockholders in the Offer and the Merger is fair to such holders from a financial point of view. The opinion is attached as Annex A to HotJobs.com's Schedule 14D-9, which is being mailed to the stockholders of HotJobs.com with this Preliminary Prospectus/Offer to Purchase. A summary of the opinion and the analysis performed by Lazard Frères in connection with its opinion as presented to the board of directors of HotJobs.com and details regarding the selection of Lazard Frères as investment banker and arrangements between HotJobs.com and Lazard Frères are disclosed in HotJobs.com's Schedule 14D-9.

    Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

Miscellaneous

    The Offer is being made to all holders of Shares other than HotJobs.com and its subsidiaries. HJ Acquisition Corp. is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If HJ Acquisition Corp. becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, HJ Acquisition Corp. will make a good faith effort to comply with any such law. If, after such good faith effort, HJ Acquisition Corp. cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

INFORMATION ABOUT HOTJOBS.COM

    The information concerning HotJobs.com contained in this Preliminary Prospectus/Offer to Purchase, including that set forth below under the caption "Financial Information," has been furnished by HotJobs.com or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Neither Yahoo! nor HJ Acquisition Corp. assumes responsibility for the accuracy or completeness of the information concerning HotJobs.com contained in such documents and records or for any failure by HotJobs.com to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Yahoo! or HJ Acquisition Corp.

    HotJobs.com is a leading provider of comprehensive online recruiting solutions for employers, staffing firms and job seekers. Its solutions include HotJobs.com, a popular consumer job board; AgencyExchange, a business-to-business exchange between employers and staffing firms; applicant tracking software; and online advertising. HotJobs.com believes that employers and staffing firms will increasingly utilize the Internet to improve their recruiting processes. HotJobs.com further believes that its suite of products and services enables its customers to leverage the global reach and lower cost and real-time communication enabled by the Internet while retaining many of the positive attributes of traditional recruiting methods. HotJobs.com developed these products and services based on its experience in the recruiting industry and its in-depth understanding of the needs of job seekers, employers and staffing firms.

    HotJobs.com was incorporated in Delaware in February 1997 as Hot Jobs, Inc. HotJobs.com changed its name to HotJobs.com, Ltd. on September 23, 1998. HotJobs.com's principal executive offices are located at 406 West 31st Street, 9th Floor, New York, NY 10001. The telephone number at that location is (212) 699-5300.

    Available Information.  HotJobs.com is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning HotJobs.com's directors and officers, their remuneration, options granted to them, the principal holders of HotJobs.com's securities and any material interests of such persons in transactions with HotJobs.com is required to be disclosed in proxy statements distributed to HotJobs.com's stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, NY 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a Website at http://www.sec.gov that contains reports, proxy statements and other information relating to HotJobs.com that have been filed via the EDGAR System. Such material should also be available for inspection at the offices of the Nasdaq, located at 20 Broad Street, New York, New York 10005.

INFORMATION ABOUT YAHOO! AND HJ ACQUISITION CORP.

Information about Yahoo! Inc.

    The following is a brief description of the business of Yahoo!. Additional information regarding Yahoo! is contained in its filings with the SEC. For information on how you can obtain copies of such filings, please see the section entitled "Where You Can Obtain More Information."

    Yahoo! is a leading global Internet communications, commerce and media company that offers a comprehensive branded network of services to more than 218 million individuals each month worldwide. As the first online navigational guide to the Web, www.yahoo.com is the leading guide in terms of traffic, advertising, household and business user reach. Yahoo! is the No. 1 Internet brand globally and reaches the largest audience worldwide. Through the Yahoo! Enterprise Solutions division, Yahoo! also provides online business and enterprise services designed to enhance the productivity and Web presence of Yahoo!'s clients. Yahoo!'s global Web network includes 24 world properties. Headquartered in Sunnyvale, California, Yahoo! has offices in Europe, Asia, Latin America, Australia, Canada and the United States.

    Yahoo! was incorporated on March 5, 1995 under the laws of California. Yahoo! was subsequently reincorporated on May 18, 1999 under the laws of Delaware. Its principal executive offices are located at 701 First Avenue, Sunnyvale, California 94089 and its telephone number is (408) 349-3300.

Information About HJ Acquisition Corp.

    HJ Acquisition Corp. was incorporated in Delaware on December 18, 2001 and is a wholly-owned subsidiary of Yahoo!. Our principal executive offices are located at 701 First Avenue, Sunnyvale, California 94089 and our telephone number is (408) 349-3300. Since we are a newly formed corporation with no operating history, and we were created specifically to enable Yahoo! to acquire all of the outstanding Shares of HotJobs.com, we do not have financial information to be presented in this Preliminary Prospectus/Offer to Purchase.

    The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of HJ Acquisition Corp. and Yahoo! are set forth in Schedule I hereto.

    Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Yahoo! and HJ Acquisition Corp. filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"),

of which this Preliminary Prospectus/Offer to Purchase forms a part. You may inspect or copy the Schedule TO and the exhibits thereto, as well as these other reports, proxy statements and other information at the SEC's public reference facilities and they should also be available for inspection in the same manner as set forth above.

FINANCIAL INFORMATION

    Set forth below is certain selected consolidated financial information with respect to Yahoo!, excerpted or derived from Yahoo!'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and Yahoo!'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001. More comprehensive financial information is included in such reports and in other documents filed by Yahoo! with the SEC. Certain information, as of particular dates, concerning Yahoo!'s business, principal physical properties, capital structure, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Yahoo!'s securities, any material interests of such persons in transactions with Yahoo! and certain other matters is required to be disclosed in proxy statements and annual reports distributed to Yahoo!'s stockholders and filed with the SEC. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein. Such reports and other documents may be inspected and copies may be obtained from the SEC in the manner set forth below.

SELECTED HISTORICAL AND SELECTED UNAUDITED
PRO FORMA COMBINED FINANCIAL DATA

Yahoo!'s Summary Historical Consolidated Financial Data

    You should read the following table in conjunction with Yahoo!'s historical consolidated financial statements and related notes and Yahoo!'s "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Yahoo!'s annual reports, quarterly reports and other information on file with the SEC. See "Where You Can Obtain More Information."

    The consolidated statements of operations data for the fiscal years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 have been derived from audited consolidated financial statements of Yahoo! incorporated by reference in this Preliminary Prospectus/Offer to Purchase. The consolidated statements of operations data for the fiscal years ended December 31, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1996, 1997 and 1998 are derived from Yahoo!'s audited financial statements not included or incorporated by reference in this Preliminary Prospectus/Offer to Purchase. The consolidated balance sheet data as of September 30, 2001 and the consolidated statements of operations data for the nine-month periods ended September 30, 2000 and 2001 are based upon unaudited quarterly consolidated financial statements of Yahoo! incorporated by reference in this Preliminary Prospectus/Offer to Purchase.

    The information as of and for the nine-month periods is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In the opinion of management, this nine-month information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The results of operations for the nine-month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2001, or any future period.

YAHOO! SUMMARY HISTORICAL FINANCIAL INFORMATION
(In thousands, except per share amounts)

	Year ended December 31,					Nine months ended September 30,
	1996	1997	1998	1999	2000	2000	2001
						(unaudited)	(unaudited)
Historical Consolidated Statement of Operations Data:
Net revenues	$23,793	$84,108	$245,132	$591,786	$1,110,178	$799,305	$528,511
Gross profit	16,506	64,226	192,932	489,140	951,759	683,200	405,685
Net income (loss)	(12,430)	(43,376)	(13,641)	47,811	70,776	168,595	(84,129)
Net income (loss) per share — basic	$(0.04)	$(0.11)	$(0.03)	$0.09	$0.13	$0.31	$(0.15)
Net income (loss) per share — diluted	$(0.04)	$(0.11)	$(0.03)	$0.08	$0.12	$0.27	$(0.15)
Shares used in per share calculation — basic	348,650	391,542	440,131	516,237	550,657	547,585	568,989
Shares used in per share calculation — diluted	348,650	391,542	440,131	599,558	610,678	614,398	568,989

	December 31,
						September 30, 2001
	1996	1997	1998	1999	2000
						(unaudited)
Balance Sheet Data:
Cash, cash equivalents, restricted cash and investments and investments in marketable debt securities	$111,311	$136,581	$636,079	$1,004,300	$1,688,666	$1,712,658
Working capital	95,537	136,714	531,032	796,653	979,635	752,450
Total assets	125,939	203,351	790,471	1,520,129	2,269,576	2,355,269
Mandatory redeemable convertible preferred stock	—	—	9,923	52,173	—	—
Stockholders' equity	$110,367	$137,241	$676,361	$1,251,732	$1,896,914	$1,940,559

HotJobs.com's Summary Historical Consolidated Financial Data

    You should read the following table in conjunction with HotJobs.com's historical consolidated financial statements and related notes and HotJobs.com's "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in HotJobs.com's annual reports, quarterly reports and other information on file with the SEC. See "Where You Can Obtain More Information."

    The consolidated statements of operations data for the fiscal years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 have been derived from audited consolidated financial statements of HotJobs.com incorporated by reference in this Preliminary Prospectus/Offer to Purchase. The consolidated statements of operations data for the period from February 20, 1997 (inception) to December 31, 1997 and the consolidated balance sheet data as of December 31, 1997 and 1998 are derived from HotJobs.com's audited financial statements not included or incorporated by reference in this Preliminary Prospectus/Offer to Purchase. HotJobs.com had no significant operations prior to 1997. The consolidated balance sheet data as of September 30, 2001 and the consolidated statements of operations data for the nine-month periods ended September 30, 2000 and 2001 are based upon unaudited quarterly consolidated financial statements of HotJobs.com incorporated by reference in this Preliminary Prospectus/Offer to Purchase.

    The information as of and for the nine-month periods is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In the opinion of management, this nine-month information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The results of operations for the nine-month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2001, or any future period. Certain reclassifications have been made to conform HotJobs.com's historical amounts to Yahoo!'s financial statement presentation.

HOTJOBS.COM SUMMARY HISTORICAL FINANCIAL INFORMATION

(In thousands, except per share amounts)

					Nine months ended September 30,
	Period from February 20, 1997 (Inception) to December 31, 1997	Year ended December 31,
		1998	1999	2000	2000	2001
					(unaudited)	(unaudited)
Historical Consolidated Statement of Operations Data:
Net revenues	$397	$3,512	$20,674	$96,535	$65,045	$92,555
Gross profit	385	3,007	16,911	75,025	50,128	74,556
Net loss	(945)	(2,257)	(17,816)	(46,331)	(34,908)	(21,203)
Deemed dividend attributable to issuance of convertible preferred stock	—	—	(16,200)	—	—	—
Net loss attributable to common stockholders	(945)	(2,257)	(34,016)	(46,331)	(34,908)	(21,203)
Basic and diluted net loss per common share	$(0.04)	$(0.11)	$(1.46)	$(1.34)	$(1.03)	$(0.56)
Shares used in per share calculation—basic and diluted	21,300	21,044	23,335	34,663	33,986	37,624
	December 31,				September 30,
	1997	1998	1999	2000	2001
					(unaudited)
Balance Sheet Data:
Cash, cash equivalents, restricted cash and marketable debt securities	$—	$167	$138,270	$100,898	$80,801
Working capital (deficit)	(808)	(3,694)	132,281	75,842	68,600
Total assets	340	3,654	152,541	190,736	158,728
Notes payable, line of credit and obligations under capital leases, excluding current portion	—	80	743	440	167
Stockholders' equity (deficit)	$(808)	$(2,883)	$135,528	$136,705	$120,950

Summary Unaudited Pro Forma Combined Financial Information of Yahoo! and HotJobs.com

    We are providing the following summary unaudited pro forma combined financial information to give you a better picture of what the results of operations and the financial position of the combined businesses of Yahoo! and HotJobs.com might have looked like had the merger occurred on January 1, 2000 for statements of operations purposes and on September 30, 2001 for balance sheet purposes. This information is provided for illustrative purposes only and is not necessarily indicative of what the results of operations or financial position of Yahoo! would have been if the acquisition of HotJobs.com actually occurred on the dates assumed. In addition, this information is not necessarily indicative of what Yahoo!'s future consolidated operating results or consolidated financial position will be.

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

(In thousands, except per share amounts)

	Year ended December 31,	Nine months ended September 30,
	2000	2001
Pro Forma Combined Statement of Operations Data:
Net revenues	$1,214,497	$621,066
Gross profit	1,031,108	480,241
Income (loss) from operations	232,429	(158,952)
Income (loss) before income taxes	187,659	(108,552)
Net income (loss)	25,876	(104,141)
Net income (loss) per share—basic	$0.05	$(0.18)
Net income (loss) per share—diluted	$0.04	$(0.18)
Shares used in per share calculation—basic	561,857	580,189
Shares used in per share calculation—diluted	624,678	580,189

Pro Forma Combined Balance Sheet Data:
Cash, cash equivalents, restricted cash and investments and investments in marketable debt securities		$1,589,959
Working capital		578,950
Total assets		2,705,849
Stockholders' equity		$2,175,461

Comparative Historical and Pro Forma Per Share Data

    The following table presents certain unaudited historical per share and combined pro forma per share data of Yahoo! and HotJobs.com after giving effect to the acquisition of Yahoo! and HotJobs.com and HotJobs.com and Resumix using the purchase method of accounting. The pro forma data does not purport to be indicative of the results of future operations or the results that would have occurred had the acquisition been consummated at the beginning of the periods presented. The information set forth below should be read in conjunction with the historical consolidated financial statements and notes thereto of Yahoo! and HotJobs.com incorporated by reference in this Preliminary Prospectus/Offer to Purchase, and the unaudited pro forma combined condensed financial data included elsewhere in this Preliminary Prospectus/Offer to Purchase. All share information has been restated, as applicable, for stock splits, as discussed in each entity's respective consolidated financial statements and notes thereto. The unaudited pro forma combined and unaudited pro forma equivalent per share data combine the results of operations of Yahoo!, HotJobs.com and Resumix for the year ended December 31, 2000, the results of operations of Yahoo! and HotJobs.com for the nine months ended September 30, 2001, and Yahoo!'s financial position at September 30, 2001 with HotJobs.com's financial position at September 30, 2001. No cash dividends have ever been declared or paid on Yahoo! common stock or HotJobs.com common stock.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

Yahoo!

	Year ended December 31, 2000	Nine months ended September 30, 2001
Historical per common share data:
Net income (loss) per basic share	$0.13	$(0.15)
Net income (loss) per diluted share	$0.12	$(0.15)
Net book value per share(1)		$3.41

HotJobs.com

	Year ended December 31, 2000	Nine months ended September 30, 2001
Historical per common share data:
Net loss per basic and diluted share	$(1.34)	$(0.56)
Net book value per share(1)		$3.13

Yahoo! and HotJobs.com

	Year ended December 31, 2000	Nine months ended September 30, 2001
Pro forma combined per common share data:
Net income (loss) per combined company's basic share(2)	$0.05	$(0.18)
Net income (loss) per combined company's diluted share(2)	$0.04	$(0.18)
Net income (loss) per equivalent HotJobs.com basic and diluted share(3)	$0.01	$(0.05)
Net book value per combined company's share(1)		$3.83
Net book value per equivalent HotJobs.com share(3)		$1.10

(1)
The historical net book value per Yahoo! share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at September 30, 2001. The historical net book value per HotJobs.com share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at September 30, 2001. The pro forma net book value per combined company's share is computed by dividing the pro forma stockholders' equity by the pro forma number of shares of Yahoo! common stock outstanding as of September 30, 2001, assuming the merger had occurred as of that date.

(2)
Shares used to calculate unaudited pro forma net income (loss) per basic share were computed by adding 11.2 million shares assumed to be issued in exchange for the outstanding HotJobs.com shares to Yahoo!'s weighted average shares outstanding. Shares used to calculate unaudited pro forma net income per diluted share were computed by adding 11.2 million shares and 2.8 million options (using the treasury stock method) assumed to be issued to Yahoo!'s weighted average shares outstanding. Shares used to calculate unaudited pro forma net loss per diluted share were computed by adding 11.2 million shares assumed to be issued to Yahoo!'s weighted average shares outstanding.

(3)
The equivalent pro forma combined per HotJobs.com share is calculated by multiplying the pro forma combined amounts by the exchange ratio of 0.2887 shares of Yahoo! common stock for each share of HotJobs.com common stock.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

    The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the proposed merger of Yahoo! and HotJobs.com and the merger of HotJobs.com and Resumix using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to unaudited pro forma combined condensed financial statements. These pro forma statements were prepared as if the mergers had been completed as of January 1, 2000 for statements of operations purposes and as of September 30, 2001 for balance sheet purposes.

    The unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the merger occurred January 1, 2000 for statements of operations purposes and as of September 30, 2001 for balance sheet purposes, nor is it necessarily indicative of the future financial position or results of operations. The pro forma combined condensed financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and liabilities of HotJobs.com, before any integration adjustments. The final allocation of the purchase price will be determined after the completion of the merger and will be based upon actual tangible and intangible assets acquired as well as liabilities assumed. Because the unaudited pro forma combined condensed financial statements are based upon preliminary estimates, the pro forma adjustments may differ materially based upon the final allocation.

    These unaudited pro forma combined condensed financial statements are based upon the respective historical consolidated financial statements of Yahoo!, HotJobs.com and Resumix and should be read in conjunction with the historical consolidated financial statements of Yahoo! and HotJobs.com and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the reports and other information Yahoo! and HotJobs.com have on file with the SEC.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
AS OF SEPTEMBER 30, 2001

(In thousands)

	Historical		Pro Forma
	Yahoo!	HotJobs.com	Adjustments		Combined
ASSETS
Current assets:
Cash and cash equivalents	$346,063	$27,293	$(203,500	)(a)	$169,856
Short-term investments in marketable securities	598,851	51,708	—		650,559
Restricted short-term investments	36,212	1,800	—		38,012
Accounts receivable, net	53,157	17,943	—		71,100
Prepaid expenses and other current assets	63,128	6,665	—		69,793

Total current assets	1,097,411	105,409	(203,500)		999,320
Long-term investments in marketable securities	535,817	—	—		535,817
Restricted long-term investments	222,450	—	—		222,450
Property and equipment, net	140,162	27,371	—		167,533
Other assets	359,429	25,948	395,352	(b)	780,729

Total assets	$2,355,269	$158,728	$191,852		$2,705,849

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$11,322	$3,463	$—		$14,785
Accrued expenses and other current liabilities	223,683	20,922	40,400	(c)	285,005
Deferred revenue	109,956	12,424	(1,800	)(d)	120,580

Total current liabilities	344,961	36,809	38,600		420,370
Other liabilities	41,207	969	(800	)(d)	81,476
			40,100	(e)
Minority interests in consolidated subsidiaries	28,542	—	—		28,542
Stockholders' equity:
Common stock	574	386	(375	)(f)	585
Additional paid-in capital	2,036,840	225,341	9,550	(f)	2,271,731
Treasury stock	(59,988)	—	—		(59,988)
Retained earnings (accumulated deficit)	(41,649)	(104,753)	104,753	(f)	(41,649)
Accumulated other comprehensive income (loss)	4,782	(24)	24	(f)	4,782

Total stockholders' equity	1,940,559	120,950	113,952		2,175,461

Total liabilities and stockholders' equity	$2,355,269	$158,728	$191,852		$2,705,849

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
(In thousands, except per share data)

	Historical		Pro Forma
	Yahoo!	HotJobs.com	Adjustments		Combined
Net revenues	$528,511	$92,555	$—		$621,066
Cost of revenues	122,826	17,999	—		140,825

Gross profit	405,685	74,556	—		480,241

Operating expenses:
Sales and marketing	295,950	51,864	7,719	(g)	355,533
Product development	95,270	7,905	—		103,175
General and administrative	59,469	22,351	(7,719	)(g)	74,101
Amortization of intangibles	42,510	11,988	1,837	(h)	56,335
Restructuring costs	40,700	3,268	—		43,968
Acquisition-related costs	4,750	1,331	—		6,081

Total operating expenses	538,649	98,707	1,837		639,193

Loss from operations	(132,964)	(24,151)	(1,837)		(158,952)
Other income, net	55,593	2,948	(8,913	)(a)	49,628
Minority interests in operations of consolidated subsidiaries	772	—	—		772

Loss before income taxes	(76,599)	(21,203)	(10,750)		(108,552)
Provision (benefit) for income taxes	7,530	—	(11,941	)(i)	(4,411)

Net loss	$(84,129)	$(21,203)	$1,191		$(104,141)

Net loss per share—basic	$(0.15)	$(0.56)			$(0.18)

Net loss per share—diluted	$(0.15)	$(0.56)			$(0.18)

Shares used in per share calculation—basic	568,989	37,624			580,189

Shares used in per share calculation—diluted	568,989	37,624			580,189

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
(In thousands, except per share data)

	Historical		HotJobs.com Acquisition	Pro Forma
	Yahoo!	HotJobs.com	Resumix(j)	Adjustments		Combined
Net revenues	$1,110,178	$96,535	$7,784	$—		$1,214,497
Cost of revenues	158,419	21,510	3,460	—		183,389

Gross profit	951,759	75,025	4,324	—		1,031,108

Operating expenses:
Sales and marketing	419,725	82,709	2,764	5,126	(g)	510,324
Product development	117,268	8,317	2,362	—		127,947
General and administrative	74,508	27,192	2,996	(5,126	)(g)	99,570
Amortization of intangibles	19,653	10,210	—	8,190	(h)	38,053
Acquisition-related costs	22,785	—	—	—		22,785

Total operating expenses	653,939	128,428	8,122	8,190		798,679

Income (loss) from operations	297,820	(53,403)	(3,798)	(8,190)		232,429
Other income (loss), net	(33,701)	7,072	(2)	(12,841	)(a)	(39,472)
Minority interests in operations of consolidated subsidiaries	(5,298)	—	—	—		(5,298)

Income (loss) before income taxes	258,821	(46,331)	(3,800)	(21,031)		187,659
Provision for income taxes	188,045	—	—	(26,262	)(i)	161,783

Net income (loss)	$70,776	$(46,331)	(3,800)	$5,231		$25,876

Net income (loss) per share—basic	$0.13	$(1.34)				$0.05

Net income (loss) per share—diluted	$0.12	$(1.34)				$0.04

Shares used in per share calculation—basic	550,657	34,663				561,857

Shares used in per share calculation—diluted	610,678	34,663				624,678

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

1.  BASIS OF PRO FORMA PRESENTATION

    On December 27, 2001, Yahoo! and HotJobs.com entered into a merger agreement whereby a wholly-owned subsidiary of Yahoo! will commence an offer to exchange each outstanding share of HotJobs.com common stock for a combination of Yahoo! common stock and cash with a value of approximately $10.50 per share, comprised of at least $5.25 in cash, net without interest, and up to $5.25 in Yahoo! common stock. The actual amount of Yahoo! common stock and cash to be issued will not be determined until the second trading day before and excluding the date on which the exchange offer expires. Each outstanding employee stock option to purchase shares of HotJobs.com common stock will be assumed using an exchange ratio determined on the second trading day before and excluding the date on which the exchange offer expires using a $10.50 value. Based upon the current number of HotJobs.com common stock and options outstanding, Yahoo! would issue approximately $203.5 million in cash, 11.2 million shares of Yahoo! common stock and options to purchase approximately 3.3 million shares of common stock. The actual number of shares of Yahoo! common stock and options to be issued will be determined on the second trading day before and excluding the date on which the exchange offer expires based on the number of shares of HotJobs.com common stock and options actually outstanding on such date and the exchange ratio. Yahoo! will account for the merger under the purchase method of accounting.

    The unaudited pro forma combined condensed balance sheet at September 30, 2001 combines the Yahoo! and HotJobs.com consolidated balance sheets at September 30, 2001 as if the merger had been consummated on that date. The unaudited pro forma combined condensed statements of operations for the year ended December 31, 2000 and for the nine months ended September 30, 2001 give effect to the merger of Yahoo! and HotJobs.com and the acquisition by HotJobs.com of Resumix as of January 1, 2000.

2.  PRELIMINARY PURCHASE PRICE

    The unaudited pro forma combined condensed financial statements reflect an estimated purchase price of approximately $451.9 million. The preliminary fair value of Yahoo!'s common stock to be issued was determined using the ten-trading-day average price of $18.18 per share, less estimated registration costs. The preliminary fair value of Yahoo!'s stock options to be issued was determined using the Black-Scholes model. The following assumptions were used to perform the calculations: expected life of 36 months, risk-free interest rate of 3.87%, expected volatility of 79% and no expected dividend yield. As the exchange ratio will not be determined until the second trading day before and excluding the date on which the exchange offer expires, the final fair value of Yahoo! common stock and options will not be determined until that date. The estimated total purchase price of the proposed HotJobs.com merger is as follows (in thousands):

Cash	$203,500
Fair value of Yahoo! common stock to be issued	203,200
Fair value of Yahoo! options to be issued	36,700
Estimated direct merger costs	8,500

Total estimated purchase price	$451,900

    The final purchase price is dependent on the actual number of shares of common stock and cash to be issued, the actual number of options assumed, and actual direct merger costs. The final purchase price will be determined upon completion of the merger. Under the purchase method of accounting, the total estimated purchase price is allocated to HotJobs.com's net tangible and intangible assets based upon their estimated fair value as of the date of completion of the merger. Based upon the estimated purchase price and the preliminary independent valuation, the preliminary purchase price allocation, which is subject to change based on Yahoo!'s final analysis, is as follows (in thousands):

Tangible assets acquired	$133,000
Amortizable intangible assets:
Tradename, trademark and domain name	54,000
Customer contracts	25,400
Developed technology	20,700
Other	200
Goodwill	320,800

Total assets acquired	$554,100
Liabilities assumed	(67,100)
Deferred income taxes	(40,100)
Deferred compensation	5,000

Net assets acquired	$451,900

    A preliminary estimate of $100.3 million has been allocated to amortizable intangible assets with useful lives ranging from three to seven years as follows: Tradename, trademark and domain name—7 years; Customer contracts—5 to 7 years; Developed technology—3 to 5 years; Other—3 years.

    The preliminary residual purchase price of $320.8 million has been recorded as goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill will not be amortized and will be tested for impairment at least annually.

3.  PRO FORMA ADJUSTMENTS

    Intercompany balances or transactions between Yahoo! and HotJobs.com were not significant. Certain reclassifications have been made to conform HotJobs.com's historical amounts to Yahoo!'s financial statement presentation.

    The accompanying unaudited pro forma combined financial statements have been prepared as if the merger was completed on September 30, 2001 for balance sheet purposes and as of January 1, 2000 for statements of operations purposes and reflect the following pro forma adjustments:

  (a)
  To reflect the estimated cash portion of the proposed merger of $5.25 per outstanding HotJobs.com share and resulting decrease in interest income.

  (b)
  To eliminate HotJobs.com historical goodwill and establish amortizable intangible assets and goodwill resulting from the proposed merger.

  (c)
  To record estimated direct merger costs of approximately $8.5 million and restructuring charges of approximately $6.9 million to be incurred by Yahoo! and $25.0 million of estimated costs to be incurred by HotJobs.com directly related to the proposed acquisition by Yahoo!. The HotJobs.com merger costs include a termination fee of $15.0 million plus $2.0 million of expenses paid to TMP prior to the proposed merger, have not been reflected in these unaudited pro forma combined condensed statements of operations.

  (d)
  To adjust HotJobs.com deferred revenue to estimated fair value.

  (e)
  To record the deferred tax liability resulting from the pro forma adjustments related to amortizable intangible assets.

  (f)
  To eliminate the historical stockholders' equity of HotJobs.com and record the estimated value of Yahoo! shares and options to be issued in the proposed merger.

  (g)
  To record reclassifications of HotJobs.com operating expenses to conform with Yahoo! historical classifications.

  (h)
  To eliminate the amortization of HotJobs.com historical goodwill and reflect amortization of the amortizable intangible assets and deferred compensation resulting from the proposed merger. The weighted average life of the amortizable intangible assets approximates 6.5 years and the remaining vesting period of unvested employee stock options approximates 3 years.

  (i)
  To adjust provision for taxes to reflect the tax impact of HotJobs.com's and Resumix's net loss and the pro forma adjustments.

  (j)
  To reflect Resumix's results of operations for the period from January 1, 2000 through May 10, 2000 prior to the acquisition of Resumix by HotJobs.com on May 11, 2000.

4.  UNAUDITED PRO FORMA COMBINED EARNINGS PER COMMON SHARE DATA

    Shares used to calculate unaudited pro forma net income (loss) per basic share were computed by adding 11.2 million shares assumed to be issued in exchange for the outstanding HotJobs.com shares to Yahoo!'s weighted average shares outstanding. Shares used to calculate unaudited pro forma net income per diluted share were computed by adding 11.2 million shares and 2.8 million options (using the treasury stock method) assumed to be issued to Yahoo!'s weighted average shares outstanding. Shares used to calculate unaudited pro forma net loss per diluted share were computed by adding 11.2 million shares assumed to be issued to Yahoo!'s weighted average shares outstanding.

SOURCE AND AMOUNT OF FUNDS

    The Offer is not conditioned upon any financing arrangements. The total value of the funds required by HJ Acquisition Corp. to consummate the Offer and the Merger, and expected to be incurred by HJ Acquisition Corp. in cash and equity securities of Yahoo!, is approximately $407 million (excluding expenses related to conversion of HotJobs.com employee stock options) plus any related transaction fees and expenses. HJ Acquisition Corp. will acquire all such funds from Yahoo!, which currently intends to use generally available corporate funds and shares of Yahoo!'s common stock for this purpose.

THE MERGER AGREEMENT AND THE STOCKHOLDER AGREEMENT

Merger Agreement

    The following is a brief summary of the material provisions of the Merger Agreement, which is incorporated into this Preliminary Prospectus/Offer to Purchase by reference from Exhibit 2.1 of Yahoo!'s Current Report on form 8-K filed with the SEC on December 27, 2001. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

    STOCKHOLDERS OF HOTJOBS.COM ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY FOR A MORE COMPLETE DESCRIPTION OF THE MERGER BECAUSE IT IS THE LEGAL DOCUMENT THAT GOVERNS THE OFFER AND THE MERGER. IN THE EVENT OF ANY DISCREPANCY BETWEEN THE TERMS OF THE MERGER AGREEMENT AND THE FOLLOWING SUMMARY, THE MERGER AGREEMENT WILL CONTROL.

    The Offer.  The Merger Agreement provides for the making of the Offer. The obligation of HJ Acquisition Corp. to accept for purchase and to purchase Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions described in "The Offer—Conditions of Our Offer."

    The Merger.  The Merger Agreement provides that, following the consummation of the Offer, subject to the terms and conditions thereof, at the effective time of the Merger (i) HotJobs.com will be merged with and into HJ Acquisition Corp. (or another direct or indirect wholly-owned subsidiary of Yahoo! as determined by Yahoo! in its sole discretion); or in the alternative HJ Acquisition Corp. (or another direct or indirect wholly-owned subsidiary of Yahoo! as determined by Yahoo! in its sole discretion) will be merged with and into HotJobs.com, depending on certain tax matters, and, as a result of the Merger, the separate corporate existence of HotJobs.com or HJ Acquisition Corp., as the case may be, will cease, (ii) HJ Acquisition Corp. or HotJobs.com, as the case may be, will be the successor or surviving corporation (sometimes referred to as the "surviving corporation to the Merger") in the Merger and will continue to be governed by the laws of the State of Delaware, and (iii) the separate corporate existence of HJ Acquisition Corp. or HotJobs.com, as the case may be, with all of its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger.

    The respective obligations of Yahoo! and HJ Acquisition Corp., on the one hand, and HotJobs.com, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the date the Merger is closed of each of the following conditions: (i) if required under Delaware Law, HotJobs.com shall have obtained the affirmative vote of a majority of the outstanding Shares to adopt the Merger Agreement; (ii) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition shall be in effect preventing the consummation of the Merger, (iii) Yahoo! will have purchased, or caused to be purchased, the Shares pursuant to the Offer. In addition, an annex to the Merger Agreement, discussed below under the heading "Conditions Precedent," provides that HJ Acquisition Corp. will not be required to accept for payment or pay for any validly tendered Shares if any various conditions are not satisfied.

    At the effective time of the Merger (i) each issued and outstanding Share will be converted into the right to receive a fraction of a share of Yahoo! common stock and cash, without interest, in each case in the same amount, but not necessarily value, payable per share validly tendered and not withdrawn in the Offer, and (ii) each Share that is owned by HotJobs.com as treasury stock and each Share owned by Yahoo!, HJ Acquisition Corp. or any other wholly-owned subsidiary of Yahoo! will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. From and after the effective time of the Merger, all such Shares will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any such Shares will cease to have any rights with respect thereto, except the right to receive the consideration described above, without interest.

    HotJobs.com's Board of Directors.  The Merger Agreement provides that effective upon the acceptance of any Shares for payment by Yahoo! or HJ Acquisition Corp. pursuant to the Offer, Yahoo! will be entitled to elect or designate such number of directors, rounded up to the next whole number, on HotJobs.com's board of directors as is equal to the product of the total number of directors on HotJobs.com's board of directors (giving effect to the directors elected or designated by Yahoo! pursuant to such provision) multiplied by the percentage that the aggregate number of Shares beneficially owned by HJ Acquisition Corp., Yahoo! and any of their affiliates bears to the total number of Shares then outstanding. HotJobs.com will, upon Yahoo!'s request, promptly increase the size of HotJobs.com's board of directors, including by amending the bylaws of HotJobs.com if necessary, or promptly secure the written resignations of such number of its incumbent directors, or both, as is necessary to enable Yahoo!'s designees to be so elected or designated to HotJobs.com's board of directors, and will use its reasonable best efforts to cause Yahoo!'s designees to be so elected or designated at such time. At such time, HotJobs.com will, upon Yahoo!'s request, also cause persons elected or designated by Yahoo! to constitute the same percentage (rounded up to the next whole number) as is on HotJobs.com's board of directors of (i) each committee of HotJobs.com's board of directors, (ii) each board of directors (or similar body) of each of its subsidiaries, and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange or trading market on which the Shares are listed or traded after giving effect to the foregoing changes to the composition of the HotJobs.com. HotJobs.com's obligations with respect to this section of the Merger Agreement are subject to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act. These provisions are in addition to and will not limit any rights that any of HJ Acquisition Corp., Yahoo! or any of their respective affiliates may have as a holder or beneficial owner of Shares as a matter of law with respect to the election of directors or otherwise.

    If Yahoo!'s designees are elected or designated to HotJobs.com's board of directors, then, until the effective time of the Merger, HotJobs.com will cause HotJobs.com's board of directors to have at least two directors who were directors as of the date that the Merger Agreement was executed, December 27, 2001, including at least two directors who are independent directors for purposes of the continued listing requirements of the Nasdaq National Market (the "Independent Directors"); provided, however, that if any Independent Director is unable to serve due to death or disability, the remaining Independent Director(s) will be entitled to elect or designate another person (or persons) who served as a director as of December 27, 2001, to fill such vacancy and such person (or persons) will be deemed to be an Independent Director for purposes of the Merger Agreement. If no Independent Director then remains, the other directors will designate two persons who were directors (as of December 27, 2001 or, if there will be less than two directors who are available to fill such vacancies as a result of such persons' deaths, disabilities or refusals to serve, such smaller number of such persons who were directors on December 27, 2001) to fill such vacancies and such persons will be deemed Independent Directors for purposes of the Merger Agreement. Notwithstanding anything above or in the Merger Agreement to the contrary, if Yahoo!'s designees constitute a majority of HotJobs.com's board of directors after the acceptance for payment of Shares pursuant to the Offer and before the effective time of the Merger, then the affirmative vote of a majority of the Independent Directors (or if only one exists, then the vote of such Independent Director) will be required to (i) amend or terminate the Merger Agreement by HotJobs.com; (ii) exercise or waive any of HotJobs.com's rights, benefits or remedies under the Merger Agreement, if such action would adversely affect holders of Shares other than Yahoo! or HJ Acquisition Corp.; (iii) amend the Certificate of Incorporation or Bylaws of HotJobs.com if such action would adversely affect holders of Shares other than Yahoo! or HJ Acquisition Corp.; or (iv) take any other action of HotJobs.com's board of directors under or in connection with the Merger Agreement if such action would adversely affect holders of Shares other than Yahoo! or HJ Acquisition Corp.; provided, however, that if there are no Independent Directors as a result of such persons' deaths, disabilities or refusal to serve, then such actions may be effected by majority vote of HotJobs.com's entire board of directors.

    Stockholders' Meeting.  Pursuant to the Merger Agreement, HotJobs.com will, if required by applicable law in order to consummate the Merger, (i) establish, prior to or as soon as practicable following the date upon which the Proxy Statement has been cleared by the SEC, a record date (which shall be before or as soon as practicable following the date upon which the proxy statement relating to the meeting, if any, of HotJobs.com's stockholders to be held in connection with the Merger has been cleared by the SEC (the "Proxy Statement")) for, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of considering and taking action upon the Merger Agreement and the Merger and (with the consent of Yahoo!) such other matters as may in the reasonable judgment of HotJobs.com be appropriate for consideration at such meeting, (ii) as promptly as practicable after the acceptance by us for exchange of the Shares pursuant to the Offer prepare and file with the SEC under the Exchange Act a Proxy Statement and use all reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after the acceptance by Yahoo! for exchange of the Shares pursuant to the Offer, and use its reasonable best efforts to cause the proxy statement to be mailed to its stockholders as promptly as practicable after the Proxy Statement shall have cleared the SEC, (iii) include in the Proxy Statement the recommendation of HotJobs.com's board of directors that stockholders of HotJobs.com accept the Offer, tender their Shares to us and approve and adopt the Merger Agreement and the Merger, and (iv) use its reasonable efforts to solicit from stockholders of HotJobs.com proxies in favor of the Merger Agreement and the Merger and take all other actions necessary or advisable to secure the vote or consent of stockholders required by the Delaware Law to effect the Merger.

    HotJobs.com Option Plans.  As of the effective time of the Merger, each outstanding option to purchase Shares granted under any plan or arrangement providing for the grant of options to purchase Shares to current or former officers, directors, employees or consultants of HotJobs.com or its subsidiaries, whether vested or unvested, will be assumed by Yahoo! and converted into an option to acquire, on the same terms and conditions as were applicable under such option, the number of shares of Yahoo! common stock (rounded up to the nearest whole share) determined by multiplying the number of Shares subject to such option by the Option Exchange Ratio, at a price per share of Yahoo! common stock equal to (A) the aggregate exercise price for the shares otherwise purchasable pursuant to such option (assuming all conditions to the exercise of such option had then been met) divided by (B) the aggregate number of shares of Yahoo! common stock deemed purchasable pursuant to such option; provided, that, such exercise price will be rounded up to the nearest whole cent. In addition, any and all repurchase rights under any such plans held by HotJobs.com on the shares shall, to the extent permitted by applicable law, be assigned to Yahoo! and shall be converted into repurchase rights held by Yahoo!. The Option Exchange Ratio is equal to $10.50 divided by the Yahoo! Market Price. In the case of any options that are "incentive stock options" as defined in Section 422 of the Code, the exercise price, the number of shares of Yahoo! common stock and the terms and conditions of such options shall be determined as above, subject to such adjustments as are necessary to comply with the requirements of Section 424(a) of the Code.

    HotJobs.com will terminate the HotJobs.com 1999 Employee Stock Purchase Plan to take effect as of or immediately before the effective time of the Merger.

    Employee Benefits.  Following the Merger, Yahoo! and HJ Acquisition Corp. will take the necessary action to: (1) waive any limitations regarding preexisting condition and eligibility waiting periods under any health benefit plan maintained by either of them for the benefit of employees of HotJobs.com immediately prior to the effective time of the Merger, to the extent such pre-existing condition or waiting period did not apply to each of those employees under a comparable plan of HotJobs.com prior to the effective time of the Merger; (2) provide those HotJobs.com employees with credit for any co-payments and deductibles paid prior to the Merger for the plan year of the Merger, in satisfying any co-payment and deductible requirements under the plans in which the HotJobs.com employees are eligible to participate in after the Merger; (3) treat all service of the HotJobs.com employees prior to the Merger as service with Yahoo! or HJ Acquisition Corp., as the case may be, for purposes of eligibility, vesting and benefit accrual (but not for purposes of benefit accruals under any defined benefit pension plan or to the extent such crediting would result in a duplication of benefits) under the plans in which the HotJobs.com employees are eligible to participate in after the Merger.

    Antitrust Notice.  If the Department of Justice, the Federal Trade Commission or any other agency, branch or instrumentality of the United States federal government files a complaint, motion, petition or similar document with a United States federal court seeking to enjoin the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, then Yahoo! will deliver a notice to HotJobs.com including a copy of such complaint, motion, petition or similar document within five (5) business days of the first filing of the same.

    Conditions Precedent.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

      (a) If required under the Delaware Law, HotJobs.com shall have obtained the approval of HotJobs.com's stockholders;

      (b) No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition (collectively, "Restraints") shall be in effect preventing the consummation of the Merger; and

      (c) Yahoo! shall have purchased, or caused to be purchased, Shares pursuant to the Offer.

    Annex I to the Merger Agreement provides that HJ Acquisition Corp. shall not be required to accept for payment or pay for, and may delay the acceptance for payment of or the payment for, any validly tendered Shares unless such Shares represent at least a majority of the Shares outstanding on a Fully Diluted Basis. Furthermore, HJ Acquisition Corp. will not be required to accept for payment or pay for any validly tendered shares if at the scheduled expiration date of the Offer:

      (a) the waiting period (and any extension thereof) applicable to the Offer under the HSR Act shall not have expired or been terminated;

      (b) this registration statement on Form S-4 of which this Preliminary Prospectus/Offer to Purchase is a part shall not have become effective under the Securities Act or shall be the subject of any stop order or proceeding seeking a stop order;

      (c) the shares of Yahoo! common stock to be issued in the Offer and the Merger and such other shares of Yahoo! common stock to be reserved for issuance in connection with the Offer and the Merger shall not have been approved for listing on the Nasdaq National Market, subject to official notice of issuance; or

      (d) any of the following events shall occur and be continuing:

         (i) Restraints shall be in effect preventing the consummation of the Offer or the Merger;

        (ii) there shall be pending any suit, action or proceeding by any governmental entity (A) challenging the acquisition by Yahoo! or HJ Acquisition Corp. of any of the Shares, seeking to restrain or prohibit the consummation of the Offer or the Merger, seeking to place limitations on the ownership of the Shares (or shares of common stock of the surviving corporation to the Merger) by Yahoo! or HJ Acquisition Corp., or seeking to obtain from HotJobs.com, Yahoo! or HJ Acquisition Corp. any damages that are material in relation to HotJobs.com, (B) seeking to prohibit or materially limit the ownership or operation by HotJobs.com or its subsidiaries, Yahoo! or any of Yahoo!'s subsidiaries of any material portion of any business or of any assets of HotJobs.com, Yahoo! or any of Yahoo!'s subsidiaries, or to compel HotJobs.com, Yahoo! or any of Yahoo!'s subsidiaries to divest or hold separate any material portion of any business or of any assets of HotJobs.com, Yahoo! or any of their respective subsidiaries, as a result of the Offer or the Merger or (C) seeking to prohibit Yahoo! or any of its subsidiaries from effectively controlling in any material respect the business or operations of HotJobs.com or its subsidiaries;

        (iii) any representation or warranty of HotJobs.com contained in the Merger Agreement shall not be true and correct in all respects without reference to any qualification as to materiality such that the aggregate effect of any inaccuracies in such representations and warranties will have a material adverse effect on HotJobs.com, in each case as of the date of such determination, except to the extent that such representations and warranties expressly relate to an earlier date, in which case as of such earlier date and except for the representations and warranties relating to Yahoo!'s granting of any rights or licenses to intellectual property or Yahoo!'s being bound by any material non-compete or other material restriction on the operation of any of its businesses which shall be qualified as to materiality with respect to Yahoo! and its subsidiaries;

      (e) any of the following shall not have occurred:

         (i) there shall have been obtained, other than the filing of a certificate of merger and filings pursuant to the HSR Act, all consents, approvals and actions of, filings with and notices to any governmental entity required of Yahoo!, HotJobs.com or any of their subsidiaries to consummate the Offer or the Merger, the issuance of Yahoo! common stock in the Offer or the Merger and the other transactions contemplated by the Merger Agreement, the failure of which to be obtained or taken, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Yahoo! and its subsidiaries (including the surviving corporation to the Merger and its subsidiaries), taken together after giving effect to the Offer and the Merger, provided, that, no consents, approvals, actions, filings or notices related to any antitrust requirements of any jurisdiction, except as discussed in item (a) above, shall be a condition to the Offer;

        (ii) Yahoo! shall have received a certificate signed on behalf of HotJobs.com by the chief executive officer and the chief financial officer of HotJobs.com to the effect of the immediately preceding provision;

        (iii) there shall have been obtained all consents, the absence of which, in the aggregate, would be reasonably likely to have a material adverse effect on HotJobs.com provided, that, no consents, approvals, actions, filings or notices related to any antitrust requirements of any jurisdiction, except as discussed in item (a) above, shall be a condition to the Offer;

        (iv) HotJobs.com (A) shall have performed and complied with all agreements and covenants required to be performed by it under the Merger Agreement that are qualified as to material adverse effect or (B) shall have performed and complied with all agreements and covenants required to be performed by it under the Merger Agreement that are not qualified as to material adverse effect except where nonperformance or noncompliance individually or in the aggregate would not reasonably be expected to have a material adverse effect on HotJobs.com;

        (v) Yahoo! shall have received a certificate signed on behalf of HotJobs.com by the chief executive officer and the chief financial officer of HotJobs.com to the effect of the immediately preceding provision; or

        (vi) Yahoo! shall have received an executed copy of an affiliate agreement from each entity that is an "affiliate" as that term is defined for purposes of Rule 145 of the Securities Act.

    Representations and Warranties.  HotJobs.com and Yahoo! have each made customary representations and warranties to the other in the Merger Agreement relating to, among other things:

  •
  their organization, their equity interest in other business entities and similar corporate matters;

  •
  their capital structure;

  •
  authorization, execution and delivery and performance of the Merger Agreement;

  •
  absence of various conflicts, violations or defaults resulting from executing and delivering the Merger Agreement, consummating the Merger and other transactions under the Merger Agreement, and complying with the Merger Agreement;

  •
  governmental consents and filings;

  •
  compliance in all material respects with the Securities Act and the Securities Exchange Act of 1934, including timely filing of all required documents, and accuracy of information with respect to any material fact in any document filed with the SEC or in public announcements or news releases since December 31, 2000;

  •
  accuracy of the information supplied by HotJobs.com or Yahoo!, respectively, specifically for inclusion or incorporation in the filings with the SEC relating to this Offer and the Merger;

  •
  conduct of their businesses in the ordinary course and the absence of material adverse events;

  •
  requisite stockholder approval; and

  •
  fees payable to brokers, investment banks, financial advisors and other persons.

    HotJobs.com has made certain additional representations and warranties regarding the organization of its significant subsidiaries; its material contracts; pending and threatened litigation; compliance with laws; timely filing of tax returns; intellectual property rights; the payment of taxes; benefit plans; compliance with regulations regarding employment related matters; title to properties; unlawful payments; and valid termination of HotJobs.com's previous agreement with TMP Worldwide Inc. Also, HotJobs.com has represented and warranted that it has received an opinion of its investment banker to the effect that, as of the date of the Merger Agreement, the consideration to be received in the Offer and the Merger is fair from a financial point of view to the holders of HotJobs.com common stock. Yahoo! and HJ Acquisition Corp. have also represented that either Yahoo! or HJ Acquisition Corp. will have sufficient funds available to deliver the cash component of the consideration to be paid in the Offer and the Merger and that neither Yahoo! nor HJ Acquisition Corp. has taken or agreed to take any action that is reasonably likely to prevent the transactions contemplated hereby from qualifying as a "reorganization" under Section 368(a) of the Code.

    Certain representations and warranties in the Merger Agreement made by HotJobs.com or Yahoo! and HJ Acquisition Corp. are qualified as to "materiality" or "material adverse effect." As defined in the Merger Agreement, the term "material adverse effect" means any change, effect, event, occurrence or state of facts (or any development that has had or is reasonably likely to have any change or effect) that is materially adverse to the business, financial condition or results of operations of such entity and its subsidiaries, taken as a whole, provided, however, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, a material adverse effect: (1) any change in the market price or trading volume of the entity's capital stock after the date of the Merger Agreement, (2) any adverse change, event or effect arising from or relating to general business or economic conditions in the United States (including prevailing interest rate and stock market levels), (3) any adverse change, event or effect arising from or relating to the general state of the industries and market sectors in which the entity operates and (4) the loss of existing customers or employees, a reduction in business by, or revenue from, existing customers, or any reduction in job seekers, in each case resulting primarily from the announcement or termination of HotJobs.com's previous agreement with TMP Worldwide Inc. or the announcement or consummation of the Offer and the Merger.

    No Solicitation.  HotJobs.com and its subsidiaries will not, and will use their reasonable best efforts to cause their employees, agents and representatives, investment bankers, attorneys, accountants or other agents not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving HotJobs.com or any of its significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X of the Exchange Act) (or any group of HotJobs.com's subsidiaries which taken together could constitute a significant subsidiary), or any purchase or sale of 15% or more of the consolidated assets (including stock of HotJobs.com's subsidiaries) of HotJobs.com and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, HotJobs.com's equity securities that, if consummated, would result in any entity (or the stockholders of such entity) beneficially owning securities representing 15% or more of HotJobs.com's total voting power (or of the surviving parent entity in such transaction) or the voting power of any of its significant subsidiaries (any such proposal, offer or transaction (other than a proposal or offer made by Yahoo! or an affiliate of Yahoo!) a "Takeover Proposal"), (ii) have any discussion with or provide any confidential information or data to any entity relating to a Takeover Proposal, or engage in any negotiations concerning a Takeover Proposal, or knowingly facilitate any effort or attempt to make or implement a Takeover Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Takeover Proposal.

    Notwithstanding the foregoing, prior to the time of acceptance by us of any Shares for payment pursuant to the Offer, HotJobs.com (and its board of directors) may (i) comply with applicable law (including Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act) with regard to a Takeover Proposal or make any other disclosure to HotJobs.com's stockholders if, in the good faith judgment of HotJobs.com, after taking into account the advice of outside counsel, failure to so disclose would be inconsistent with applicable law (and any such disclosure will not be deemed a change, amendment or modification in HotJobs.com's (or its board of directors') recommendation to the stockholders of HotJobs.com), (ii) change its recommendation to its stockholders or (iii) engage in discussions or negotiations with, or provide any information to any entity in response to, an unsolicited bona fide written Takeover Proposal by such entity that did not result from a breach of the covenants discussed in the preceding paragraph. In the case of clause (ii) or (iii) above, HotJobs.com may only take such action if the consummation of the Offer has not occurred. Further, in the case of clause (ii) above, HotJobs.com must have received an unsolicited bona fide written Takeover Proposal for 50% of the consolidated assets or voting power of HotJobs.com from a third party that did not result from a breach of the covenants discussed in the preceding paragraph and its board of directors must have concluded in good faith, following receipt of the advice of its financial advisors and outside counsel, taking into account, among other things, the likelihood of consummation, all legal, financial, regulatory and other aspects of the proposal and the entity making the proposal and of the transactions contemplated by the Merger Agreement, that such bona fide written proposal made by an entity other than Yahoo! would, if consummated, result in a transaction that is more favorable to HotJobs.com's stockholders (in their capacities as stockholders) than the transactions contemplated by the Merger Agreement and is reasonably capable of being completed by March 31, 2002 (a "Superior Proposal"), and the withdrawal is in connection with the termination of the Merger Agreement in accordance with the termination provision of the Merger Agreement relating to the receipt of a Superior Proposal (discussed below under the heading "Termination; Fees"). Prior to providing any information or data to any entity or entering into discussions or negotiations with any entity, HotJobs.com will notify Yahoo! promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such entity and the material terms and conditions of any inquiries, proposals or offers and will enter into a customary and reasonable confidentiality agreement no less favorable to HotJobs.com than the letter agreement regarding confidentiality dated as of December 13, 2001, between Yahoo! and HotJobs.com. HotJobs.com will promptly keep Yahoo! reasonably informed of the status and terms of any inquiries, proposals or offers and the status and terms of any discussions or negotiations, including the identity of the entity making such inquiry, proposal or offer and will deliver to Yahoo! the information delivered to such entity to the extent not previously provided to Yahoo!.

    HotJobs.com has agreed that it will, and will cause its officers, directors, and representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the date of the Merger Agreement with any entity (other than us) conducted before December 27, 2001 with respect to any Takeover Proposal, and Yahoo! has agreed that no such prior activity shall be considered solicitation of a Takeover Proposal thereunder. HotJobs.com has agreed to use its reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations described in this section. Nonetheless, any violation of the restrictions described in this section by any officer or director of HotJobs.com or any of its subsidiaries or any investment banker, attorney or other advisor or representative of HotJobs.com or any of its subsidiaries, whether or not such entity is purporting to act on behalf of HotJobs.com or any of its subsidiaries or otherwise, will be deemed to be a breach of the Merger Agreement by HotJobs.com. Nothing described in this section will (i) permit Yahoo! or HotJobs.com to terminate the Merger

Agreement (except as specifically provided in the provisions in the Merger Agreement dealing with termination discussed below under the heading "—Termination; Fees") or (ii) affect or limit any other obligation of Yahoo! or HotJobs.com under the Merger Agreement except as specifically provided in this section. Notwithstanding anything to the contrary in the Merger Agreement, if requested by a third party, HotJobs.com may waive any "standstill" or similar provisions in favor of HotJobs.com in any agreement with such third party if the board of directors of HotJobs.com reasonably believes that there is a reasonable likelihood that third party will submit a bona fide Takeover Proposal that could constitute a Superior Proposal, and any such waiver will not be construed as a breach of the provisions described in this section.

    HotJobs.com may terminate the Merger Agreement before the time of acceptance by us of Shares for payment pursuant to the Offer if the board of directors of HotJobs.com has provided written notice to Yahoo! that HotJobs.com intends to enter into a binding written agreement for a Superior Proposal (with such termination becoming effective upon HotJobs.com entering into such binding written agreement), provided that certain requirements discussed below under the heading "—Termination; Fees" below have been satisfied.

    Interim Operations; Covenants of HotJobs.com.  Pursuant to the Merger Agreement, HotJobs.com has agreed that until the effective time of the Merger, except as may be agreed in writing by Yahoo!, and except as may be expressly permitted pursuant to the Merger Agreement, or as set forth in Section 4.1 of the HotJobs.com disclosure memorandum accompanying the Merger Agreement:

      (a) HotJobs.com will and will cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable statutes, laws, ordinances, rules, regulations, judgments, orders and decrees of any governmental entity, and use all commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers and key employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business shall be preserved;

      (b) HotJobs.com will not, and will not permit any of its subsidiaries to, (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock (except for dividends or distributions from any wholly-owned subsidiary of HotJobs.com); (ii) split, combine or reclassify any of its capital stock or amend the terms of any outstanding securities (including options to purchase HotJobs.com common stock); (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities; (iv) issue, deliver, sell, grant, pledge or encumber or subject to a lien any shares of its capital stock, or securities convertible into or exercisable or exchangeable for, or rights, warrants or options to acquire, any shares or securities or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock based performance units, other than (x) Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of options to purchase HotJobs.com common stock outstanding on the date of the Merger Agreement (y) the grant of year-end option awards to purchase up to an aggregate of 1,000,000 Shares of HotJobs.com common stock, each option having an exercise price equal to the fair market value of the HotJobs.com common stock as of the date of grant, and vesting 25% on the one-year anniversary of the date of grant, and ratably monthly for the remaining 36 months and none of which will accelerate by reason of the Merger, but will be converted to options to purchase shares of Yahoo! common stock pursuant to the terms of the Merger Agreement, and (z) option grants to purchase up to an aggregate of 500,000 Shares of HotJobs.com common stock, including grants to new hires (subject to prescribed maximum limits on shares subject to options granted to certain executives);

      (c) HotJobs.com will not, and will not permit any of its subsidiaries to, (i) amend its certificate of incorporation or bylaws or other comparable charter or organizational documents; (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing assets of, or by any other manner, any entity or division, business or equity interest of any entity except for purchases of assets in the ordinary course of business which do not constitute the purchase of an entity's business; or (iii) except in the ordinary course of business, sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets (including securitizations);

      (d) except for borrowings under HotJobs.com's existing credit facilities, HotJobs.com will not, and will not permit any of its subsidiaries to, (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of HotJobs.com or any of its Subsidiaries, guarantee any debt securities of another entity, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the same economic effect or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business or to or in any direct or indirect wholly-owned HotJobs.com subsidiary or any foreign HotJobs.com subsidiary with nominal non-HotJobs.com ownership;

      (e) HotJobs.com will not, and will not permit any of its subsidiaries to, make or agree to make any new capital expenditure, including leases, or enter into any agreement or agreements providing for payments which are in excess of $100,000 individually or $500,000 in the aggregate;

      (f)  HotJobs.com will not, and will not permit any of its subsidiaries to, (i) pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation, whether absolute, accrued, asserted or unasserted, contingent or otherwise, in excess of $100,000 individually or $250,000 in the aggregate, other than the payment, discharge, settlement or satisfaction in the ordinary course of business or in accordance with their terms, of liabilities disclosed, reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of HotJobs.com filed with the SEC prior to the date of the Merger Agreement or incurred since the date of such financial statements in the ordinary course of business, or (ii) cancel any indebtedness in excess of $10,000 individually and $50,000 in the aggregate, other than in the ordinary course of business;

      (g) HotJobs.com will not, and will not permit any of its subsidiaries to, (i) modify, amend or terminate any of its "material" contracts (as such term is defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act) in a manner that would reasonably be expected to have a material adverse effect on HotJobs.com, or (ii) enter into any contract, agreement, binding arrangement or understanding that would be a "material contract" if it were in effect on the date of the Merger Agreement, other than pursuant to any contracts, agreements, arrangements or understandings currently in place (that have been disclosed to the Yahoo! prior to the date of the Merger Agreement) in accordance with their terms as of the date of the Merger Agreement;

      (h) except as otherwise set forth in the Merger Agreement or as required to comply with contractual commitments existing as of the date of the Merger Agreement or to comply with applicable statutes, laws, ordinances, rules, regulations, judgments, orders and decrees, HotJobs.com will not, and will not permit any of its subsidiaries to, (i) adopt, enter into, terminate or amend in any material respect any collective bargaining agreement, or Benefit Plans (as defined in Section 3.1(l)(i) of the Merger Agreement), or any other agreement, plan or policy involving HotJobs.com or HotJobs.com Subsidiaries and one or more of its current or former directors, officers, or other executive employees; (ii) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus to, any current or former officer, director or employee, other than in the case of employees who are neither current nor former officers or directors, increases made in connection with normal periodic reviews and related compensation and benefit increases which are consistent with past practice; (iii) pay any benefit or amount not required under any Benefit Plan; (iv) increase in any manner the severance or termination pay of any current or former director, officer or other executive employee; (v) enter into or amend any employment, deferred compensation, consulting, severance, termination or indemnification agreement, arrangement or understanding with any current or former officer, director or other executive employee; (vi) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, stock appreciation rights, performance units, restricted stock, "phantom" stock or other stock related awards), or remove any existing restrictions in any Benefit Plans or agreements or award made under them; (vii) amend or modify any HotJobs.com Stock Option; (viii) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan; or (ix) take any action to accelerate the vesting of payment of any compensation or benefit under any Benefit Plan;

      (i)  except as required by generally accepted accounting principles, HotJobs.com will not, and will not permit any of its subsidiaries to, make any change in accounting methods, principles or practices;

      (j)  HotJobs.com will not, and will not permit any of its subsidiaries to, transfer or license to any Person or otherwise extend, amend or modify any Intellectual Property Rights (as defined in Section 3.1(q) of the Merger Agreement) of HotJobs.com or its subsidiaries, other than in the ordinary course of business or pursuant to any contracts, agreements, arrangements or understandings in place on the date of the Merger Agreement and which have been disclosed to the Yahoo! prior to that date;

      (k) HotJobs.com will not, and will not permit any of its subsidiaries to, (i) take any action that would reasonably be expected to prevent the transactions contemplated by the Merger Agreement from qualifying as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulation promulgated thereunder; (ii) enter into any hedging, option, derivative or similar transaction of any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business and consistent with past practice; or (iii) take any action that would reasonably be expected to prevent, impair or materially delay the ability of HotJobs.com, Yahoo! or HJ Acquisition Corp. to consummate the transactions contemplated by the Merger Agreement;

      (l)  HotJobs.com will not, and will not permit any of its subsidiaries to, (i) change any material tax election; (ii) change any annual tax accounting period or method of tax accounting in any material respect; (iii) file any amended tax return; (iv) enter into any closing agreement relating to any material tax; (v) settle any material tax claim or assessment; or (vi) surrender any right to claim a material tax refund or to any extension or waiver of the limitations period applicable to any material tax claim or assessment; and

      (m) HotJobs.com will not, and will not permit any of its subsidiaries to, authorize, or commit or agree to take, any of the foregoing actions.

    Covenants of Yahoo! and HJ Acquisition Corp.  Pursuant to the Merger Agreement, Yahoo! has agreed that until the Effective Time, except as may be agreed in writing by HotJobs, or as may be contemplated by the Merger Agreement or Section 4.1(b) of the Yahoo! disclosure memorandum accompanying the Merger Agreement:

      (a) Yahoo will not, and will not permit any of its subsidiaries to, (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property), in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned subsidiary of Yahoo! to its parent, or (B) split, combine or reclassify any of its capital stock;

      (b) Yahoo will not, and will not permit any of its subsidiaries to, amend its certificate of incorporation or other comparable charter or organizational documents;

      (c) Yahoo will not, and will not permit any of its subsidiaries to, take any action that would reasonably be expected to prevent, impair, or materially delay the ability of HotJobs, Yahoo! or HJ Acquisition Corp. to consummate the transactions contemplated by the Merger Agreement;

      (d) Yahoo will not, and will not permit any of its subsidiaries to, cause HJ Acquisition Corp. to engage in any activities or incur any liabilities or obligations other than in connection with or as contemplated by the Merger Agreement;

      (e) Yahoo will not take, and will not permit any of its subsidiaries to authorize, or commit or agree to take, any of the foregoing actions; and

      (f)  Yahoo will not, and will not permit any of its subsidiaries to, enter into any new line of business material to Yahoo!'s operations taken as a whole, other than any lines of business in which Yahoo!'s competitors are currently engaged.

    Indemnification and Insurance.  The Merger Agreement provides that Yahoo! will cause all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or employees or officers of HotJobs.com (each such person being an "Indemnified Party") as provided in HotJobs.com's certificate of incorporation, bylaws or any indemnification agreement between such directors or officers and HotJobs.com (in each case, as in effect on the date of the Merger Agreement) to be assumed by the surviving corporation to the Merger in the Merger, without further action, as of the Effective Time and such rights shall survive the Merger and shall continue in full force and effect in accordance with their terms. Without limiting the foregoing, Yahoo! shall indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of HotJobs.com and each of its Subsidiaries (in all of their capacities) to the fullest extent permitted by HotJobs.com's certificate of incorporation, Bylaws or any indemnification agreement between such directors, officers and employees for acts or omissions occurring at or prior to the effective time of the Merger (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the transactions contemplated by it).

    Any Indemnified Party wishing to claim indemnification will promptly notify the surviving corporation to the Merger, upon learning of any claim, action, suit, proceeding or investigation, but the failure to so notify shall not relieve the surviving corporation to the Merger of any liability it may have to such Indemnified Party to the extent such failure does not materially prejudice the Surviving Corporation to the Merger. The surviving corporation to the Merger may, at its own expense: (i) participate in the defense of any claim, suit, action or proceeding; or (ii) at any time during the course of any such claim, suit, action or proceeding, assume the defense thereof, unless the Indemnified Parties (or any of them) determine in good faith (after consultation with legal counsel) that there is, under applicable standards of professional conduct, a conflict or any significant issue between the positions of Yahoo! and any of such Indemnified Parties, provided that the surviving corporation to the Merger's counsel shall be reasonably satisfactory to the Indemnified Parties. If the surviving corporation to the Merger assumes such defense, the Indemnified Parties shall have the right (but not the obligation) to participate in the defense thereof and to employ counsel, at their own expense, separate from the counsel employed by the surviving corporation to the Merger. Whether or not the surviving corporation to the Merger chooses to assume the defense of any such claim, suit, action or proceeding, the surviving corporation to the Merger and Yahoo! shall cooperate in the defense thereof. If the surviving corporation to the Merger fails to so assume the defense thereof, the

Indemnified Parties may retain counsel reasonably satisfactory to the surviving corporation to the Merger and the surviving corporation to the Merger shall pay the reasonable fees and expenses of such counsel promptly after statements therefor are received; provided that the Indemnified Parties on whose behalf expenses are advanced provide (x) a written affirmation of their good faith belief that the standard of conduct necessary for indemnification under Section 145 of the Delaware Law has been met, and (y) an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification under Section 145 of the Delaware Law. Neither Yahoo! nor the surviving corporation to the Merger shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed). If any claim or claims for indemnification are asserted or made within such a period of six (6) years after the effective time of the Merger, all rights to indemnification in respect of any such claim or claims (and the matters giving rise thereto) shall continue until the disposition of any and all such claim or claims (and the matters giving rise thereto). The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to a single action unless any Indemnified Party determines in good faith (after consultation with legal counsel) that there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. In the event Yahoo! or the surviving corporation to the Merger or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary to effectuate the purposes of the section described herein, proper provision shall be made so that the successors and assigns of Yahoo! and the surviving corporation to the Merger assume the obligations set forth in this paragraph, and none of the actions described in clause (i) or (ii) shall be taken until such provision is made. Nothing in the section described herein is intended to modify adversely any existing rights to indemnification of an Indemnified Party from HotJobs.com.

    For six (6) years after the Effective Time, Yahoo! shall cause the surviving corporation to the Merger to maintain in effect HotJobs.com's current officers', directors' and employees' liability insurance in respect of acts or omissions occurring at or prior to the effective time of the Merger, covering each person currently covered by HotJobs.com's officers' and directors' liability insurance policy, on terms with respect to such coverage and in an amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that Yahoo! may substitute therefor policies of Yahoo! containing terms with respect to coverage and in an amount no less favorable to such directors and officers. In satisfying its insurance obligations, Yahoo! shall not be obligated to pay annual premiums in excess of 200% of the amount per annum paid by HotJobs.com in its last full fiscal year. If Yahoo! is not able to obtain such coverage for such 200% amount, Yahoo! shall nevertheless be obligated to provide such coverage as may be obtained annually for such 200% amount. Notwithstanding the foregoing, the surviving corporation to the Merger may satisfy its insurance obligations by purchasing a "tail" policy under HotJobs.com's existing directors' and officers' insurance policy that (i) has an effective term of six (6) years from the Effective Time, (ii) covers those Persons who are currently covered, or will be covered on or prior to the Effective Time, by HotJobs.com's directors' and officers' insurance policy in effect on the date of the Merger Agreement for actions and omissions occurring on or prior to the Effective Time and (iii) contains terms and conditions (including without limitation coverage amounts) that are at least as favorable in the aggregate as the terms and conditions of HotJobs.com's directors' and officers' insurance policy in effect on the date of the Merger Agreement.

    The certificate of incorporation and bylaws of the surviving corporation to the Merger shall contain, and Yahoo! shall cause the surviving corporation to the Merger to fulfill and honor, provisions with respect to indemnification and exculpation that are substantially identical to those set forth in the certificate of incorporation and bylaws of HotJobs.com as of the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of any of the Indemnified Parties.

    The indemnification and insurance obligations of Yahoo! or the surviving corporation to the Merger are subject to the conditions that each Indemnified Party shall comply with the reasonable requests of the surviving corporation to the Merger or Yahoo! in defending or settling any action and that any Indemnified Party shall approve any proposed settlement of any such action if (i) such settlement involves no finding or admission of any liability by any Indemnified Party, and (ii) the sole relief provided in connection with such settlement is monetary damages that are paid in full by the surviving corporation to the Merger or Yahoo!. Yahoo! guarantees the performance by the surviving corporation to the Merger of its obligations with regard to indemnification and insurance.

    Termination; Fees.  The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after stockholder approval:

      (a) by mutual written consent of Yahoo!, HJ Acquisition Corp. and HotJobs.com; or

      (b) by either Yahoo! or HotJobs.com:

         (i) if the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement without Yahoo! or HJ Acquisition Corp. having accepted for exchange any Shares pursuant to the Offer;

        (ii) if the Offer shall not have been consummated by March 31, 2002 for any reason; provided, however, that the right to terminate under this provision will not be available to (A) Yahoo! before May 31, 2002 if the waiting period (and any extension thereof) applicable to the Offer under the HSR Act shall not have expired or been terminated or if any Restraint shall be in effect preventing the consummation of the Offer at the time of such termination or (B) any party whose action or failure to act has been a principal cause of or resulted in the failure of the Offer to be consummated on or before that date; or

        (iii) if any Restraint preventing the consummation of the Merger shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate the Merger Agreement pursuant to this provision shall have used reasonable best efforts to prevent the entry of and to remove such Restraint;

      (c) by Yahoo!, if (i) prior to the purchase of Shares pursuant to the Offer HotJobs.com breaches any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach is reasonably likely to result in any condition set forth under "The Offer—Conditions of Our Offer" not being satisfied (and such breach is not reasonably capable of being cured and such condition is not reasonably capable of being satisfied within thirty (30) days after the receipt of notice thereof) or (ii) due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth under "The Offer—Conditions of Our Offer;" HJ Acquisition Corp. shall have (x) failed to commence the Offer within thirty (30) days following the date of the Merger Agreement, (y) terminated the Offer without having accepted any Shares for payment thereunder or (z) failed to accept Shares for payment pursuant to the Offer by March 31, 2002, unless such action or inaction under clauses (x), (y) or (z) shall have been caused by or resulted from the failure of Yahoo! or HJ Acquisition Corp. to perform, in any material respect, any of their material covenants or agreements contained in the Merger Agreement, or the material breach by Yahoo! or HJ Acquisition Corp. of any of their material representations or warranties contained in the Merger Agreement;

      (d) by HotJobs.com if HJ Acquisition Corp. shall have (i) failed to commence the Offer within thirty (30) days following the date of the Merger Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder or (iii) failed to accept Shares for payment pursuant to the Offer by March 31, 2002, unless such action or inaction under clauses (i), (ii) or (iii) shall have been caused by or resulted from the failure of HotJobs.com to perform, in any material respect, any of its material covenants or agreements contained in the Merger Agreement, or the material breach by HotJobs.com of any of its material representations or warranties contained in the Merger Agreement;

      (e) by Yahoo!, if prior to the time of acceptance by us of any Shares for payment pursuant to the Offer (i) the directors of HotJobs.com shall have failed to include in the Schedule 14D-9 or the Proxy Statement the recommendations required by the Merger Agreement (the "Recommendations"), (ii) the directors of HotJobs.com shall have withdrawn the Recommendations, (iii) the directors of HotJobs.com shall have modified or changed the Recommendations in a manner adverse to Yahoo! or HJ Acquisition Corp. (it being agreed that any disclosure of information required by applicable law regarding HotJobs.com's operations shall not be deemed a modification or change of the Recommendations in a manner adverse to Yahoo! or HJ Acquisition Corp.), provided that Yahoo! shall not be entitled to terminate the Merger Agreement pursuant to this clause (iii) unless it has notified HotJobs.com in writing that it intends to terminate the Agreement pursuant to this clause (iii) and HotJobs.com has not, within two (2) business days after receipt of Yahoo!'s notice, revised the Recommendations in a manner not so adverse, (iv) a tender or exchange offer relating to securities of HotJobs.com shall have been commenced and HotJobs.com shall not have sent to its security holders, within fifteen (15) business days after the commencement of such tender or exchange offer (or such longer period as HotJobs.com advises Yahoo! it requires to obtain the information necessary to evaluate such offer), a statement disclosing that HotJobs.com's board of directors recommends rejection of such tender or exchange offer, (v) the directors of HotJobs.com shall have approved or recommended to the stockholders of HotJobs.com a Takeover Proposal, (vi) the directors of HotJobs.com shall have approved or recommended that the stockholders of HotJobs.com tender their Shares into any tender offer or exchange offer that is a Takeover Proposal or is related thereto, (vii) HotJobs.com willfully breaches any of its obligations under the section of the Merger Agreement dealing with solicitations that results in an entity making a Takeover Proposal, (viii) HotJobs.com shall have materially breached its obligations under the Merger Agreement by reason of a failure to file a Schedule 14D-9 or call a HotJobs.com stockholders meeting, or (ix) the directors of HotJobs.com shall have adopted a resolution to do any of the foregoing specified in clauses (i), (ii), (iii), (iv), (v), (vi) or (viii);

      (f)  by HotJobs.com, if, prior to the time of acceptance by us of any Shares for payment pursuant to the Offer, the board of directors of HotJobs.com has provided written notice to Yahoo! that HotJobs.com intends to enter into a binding written agreement for a Superior Proposal (with such termination becoming effective upon HotJobs.com entering into such binding written agreement), provided that (i) HotJobs.com shall have complied with the provisions described in the section regarding solicitations in all material respects, (ii) HotJobs.com shall have (A) notified Yahoo! in writing of its receipt of such Superior Proposal, (B) further notified Yahoo! in writing that HotJobs.com intends to enter into a binding agreement with respect to such Superior Proposal and (C) attached the most current written version of such Superior Proposal (or a summary containing all material terms and conditions of such Superior Proposal) to the notice, (iii) Yahoo! has not made, within 72 hours after receipt of HotJobs.com's written notice, an offer that the board of directors of HotJobs.com shall have reasonably concluded in good faith

  (following consultation with its financial advisor and outside counsel) is as favorable to the stockholders of HotJobs.com as such Superior Proposal and (iv) HotJobs.com pays, concurrently with entering into such binding written agreement, the termination fee and expenses discussed below; or

      (g) by HotJobs.com, if, prior to the Effective Time, HotJobs.com notifies Yahoo! of such termination within ten (10) business days after receipt of the notice described under the caption "The Merger Agreement and the Stockholder Agreement—Merger Agreement—Antitrust Notice."

If the Merger Agreement is validly terminated, the Merger Agreement becomes void. The only provisions which survive are those relating to confidentiality, fees and expenses and the general provisions.

    In general, HotJobs.com and Yahoo! will each pay their own fees and expenses incurred in connection with the Merger.

    However, HotJobs.com will pay Yahoo! a termination fee of $15 million and reimburse Yahoo!'s out-of-pocket expenses relating to the Merger (up to a maximum of $2 million) if:

  •
  a Takeover Proposal is publicly disclosed or any party has announced an intention to make a Takeover Proposal and thereafter the Merger Agreement is terminated:

  •
  by Yahoo! or HotJobs.com pursuant to clause (b)(i) above (as a result of a failure to have validly tendered and not withdrawn into the offer a majority of shares outstanding on a Fully Diluted Basis),

  •
  by Yahoo! pursuant to clause (c)(i) above (provided that the breach or failure to perform giving rise to Yahoo!'s right to terminate under clause (c)(i) above shall be willful and material), or

  •
  by Yahoo! pursuant to clause (e)(vii) above by Yahoo! or HotJobs.com due to failure of the stockholders of HotJobs.com to approve the Merger;

    and, in any of the three previous items, within twelve (12) months of termination either HotJobs.com enters into a definitive agreement with respect to a Takeover Proposal or a Takeover Proposal is consummated (provided that for this purpose the percentage in the definition of Takeover Proposal shall be fifty percent (50%) in lieu of fifteen percent (15%)); or

  •
  the Merger Agreement is terminated:

  •
  by HotJobs.com pursuant to clause (f) above; or

  •
  by Yahoo! pursuant to clause (e) above (other than clause (e)(vii) above).

    Additionally, Yahoo! will pay HotJobs.com a termination fee of $30 million if the Merger Agreement is terminated:

  •
  by HotJobs.com pursuant to clause (g) above; or

  •
  by HotJobs.com or Yahoo! on or after May 31, 2002 pursuant to clause (b)(ii) above if the waiting period (and any extension thereof) applicable to the Offer under the HSR Act shall not have expired or been terminated or if any Restraint is in effect preventing the consummation of the Offer at the time of such termination.

Stockholder Agreement

    The following summary of certain provisions of the Stockholder Agreement is qualified in its entirety by reference to the Stockholder Agreement, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit 2 to Yahoo!'s Schedule 13D filed on January 4, 2002 in connection with this Preliminary Prospectus/Offer to Purchase. Capitalized terms used herein and not otherwise defined have the meanings attributed to them in the Stockholder Agreement.

    In connection with, and in order to induce Yahoo! to enter into, the Merger Agreement, Yahoo! entered into a Stockholder Agreement with Richard Johnson. The Stockholder Agreement provides, among other things, that Mr. Johnson:

      1.  agrees not to transfer any Shares owned by him or the voting rights associated with the Shares so owned (other than up to 1,000,000 Shares and other than transfers to trusts, family limited partnerships and similar entities owned by Mr. Johnson);

      2.  agrees to vote all Shares owned by him in favor of approval and adoption of the Merger Agreement and the Merger at any meeting of HotJobs.com stockholders;

      3.  grants to Yahoo! a proxy to vote his Shares in favor of approval and adoption of the Merger Agreement and the Merger at any meeting of HotJobs.com stockholders;

      4.  will vote or cause all of his Shares to be voted, against, among other things, (i) any takeover proposal (other than one by Yahoo! or HJ Acquisition Corp.) and (ii) any amendment of HotJobs.com's certificate of incorporation or bylaws or other proposal, action or transaction involving the HotJobs.com or any of its Subsidiaries or any of its stockholders, which amendment or other proposal, action or transaction that could reasonably be expected to prevent or materially impede or delay the consummation of the Offer, the subsequent Merger or the other transactions contemplated by the Merger Agreement; and

      5.  tenders all Shares owned by him into the Offer as promptly as practicable, and in no event later than the twentieth business day following the commencement by HJ Acquisition Corp. of the Offer, and Mr. Johnson cannot withdraw the tender unless the Offer is terminated or has expired without HJ Acquisition Corp. or Yahoo! purchasing all Shares of common stock of HotJobs.com validly tendered in the Offer.

    As of December 27, 2001, Mr. Johnson beneficially owned an aggregate of 7,012,100 Shares (other than options to purchase 560,500 Shares, which he as not yet exercised).

    You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

COMPARISON OF STOCKHOLDER RIGHTS

    The rights of Yahoo! stockholders are currently governed by Delaware law, Yahoo!'s certificate of incorporation and Yahoo!'s bylaws. The rights of HotJobs.com stockholders are currently governed by Delaware law, HotJobs.com's certificate of incorporation and HotJobs.com's bylaws. Upon completion of the Merger, HotJobs.com stockholders will automatically become Yahoo! stockholders, and their rights as Yahoo! stockholders will be governed by Delaware law, Yahoo!'s certificate of incorporation and Yahoo!'s bylaws.

    Both companies are Delaware corporations, so many of the rights of HotJobs.com stockholders will be similar to their rights as Yahoo! stockholders. The following is a summary of material differences between the rights of HotJobs.com stockholders and the rights of Yahoo! stockholders. It is not a complete statement of the provisions affecting, and the differences between, the rights of HotJobs.com stockholders and Yahoo! stockholders. The summary is qualified in its entirety by reference to Delaware law, Yahoo!'s certificate of incorporation, Yahoo!'s bylaws, HotJobs.com's certificate of incorporation and HotJobs.com's bylaws.

AUTHORIZED CAPITAL STOCK
HOTJOBS.COM	YAHOO!
100,000,000 Shares of HotJobs.com common stock 10,000,000 Shares of HotJobs.com preferred stock	5,000,000,000 shares of Yahoo! common stock 10,000,000 shares of Yahoo! preferred stock
SIZE OF BOARD OF DIRECTORS
HOTJOBS.COM	YAHOO!

HotJobs.com's bylaws provide that the number of directors shall be determined by resolution of the board but in no event shall be less than one person. HotJobs.com's board currently consists of seven directors.
The number of directors on Yahoo!'s board may be determined by resolution of the board or stockholders, or it may be fixed by a bylaw or amendment thereof adopted by the board. Yahoo!'s board currently consists of ten directors.
CLASSES OF DIRECTORS
HOTJOBS.COM	YAHOO!

HotJobs.com's certificate of incorporation provides for the HotJobs.com board to be divided into three classes, as nearly equal in size as is practicable. Directors from each class are elected to serve three-year terms.	Yahoo! has one class of directors and Yahoo!'s certificate of incorporation does not provide for a classified board of directors. Yahoo!'s directors are elected for a term of one year.
FILLING VACANCIES ON THE BOARD
HOTJOBS.COM	YAHOO!

HotJobs.com's certificate of incorporation and bylaws provide that, unless and until filled by stockholders, any vacancy on the HotJobs.com board, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy will be elected for the unexpired term of his predecessor in office and a director chosen to fill
Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Notwithstanding the above, a vacancy created by the removal of a director by the vote of the stockholders or by

a position resulting from an increase in the number of directors will hold office until the election of the class for which such director is chosen and until his successor is elected and qualified.	court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present.
REMOVAL OF DIRECTORS
HOTJOBS.COM	YAHOO!

HotJobs.com's certificate of incorporation and bylaws provide that, except as otherwise provided by Delaware law, any one or more or all of the directors may be removed for cause by the holders of 66 2/3% of the outstanding shares then entitled to vote at an election of directors.
Yahoo!'s bylaws provide that any director of Yahoo!, or the entire Yahoo! board, may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors.
NOMINATION OF DIRECTORS FOR ELECTION
HOTJOBS.COM	YAHOO!

Under HotJobs.com's bylaws, nominations for the HotJobs.com board may be made at a stockholders' meeting by or at the direction of the HotJobs.com board or by any stockholder entitled to vote in the election of directors at the meeting. Stockholder nominations must comply with the notice procedures described in HotJobs.com's bylaws.
Yahoo!'s bylaws allow stockholders to nominate candidates for election to Yahoo!'s board of directors at any annual stockholder meeting at which the board of directors has determined that directors will be elected. However, nominations may only be made by a stockholder who has given timely written notice to the Secretary of Yahoo! before the annual stockholder meeting.

These procedures require that:

— if a stockholder wants to nominate a person for election as a director at the annual meeting, the stockholder must deliver notice in writing to HotJobs.com that is received not less than the 120th day nor earlier than the 150th day prior to the first anniversary of the proxy statement delivered to stockholders in connection with the preceding year's annual meeting;

— if either (1) the date of the annual meeting is advanced more than 30 days or delayed (other than as a result of adjournment) more than 70 days from such anniversary date or (2) no proxy statement was delivered to stockholders in connection with the preceding year's annual meeting, the stockholder must deliver notice not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the date on which
For nominations by stockholders to be timely, the nominations must be mailed and received at Yahoo!'s principal executive offices no less than 60 days and no more than 90 days before the meeting. If, however, stockholders are given less than 60 days prior notice of the meeting, then to be timely, nominations must be received no later than the tenth day following the date on which notice was first mailed to stockholders or publicly disclosed.

A stockholder's notice to Yahoo! must set forth all of the following:

— the name, age, business address and residence of any nominees;

— the class and number of shares that are beneficially owned by the nominee;

— all information required to be disclosed in solicitations of proxies for election of directors, or information otherwise required by public announcement of the date of the meeting is first made by HotJobs.com; and

— if a special meeting is called for the purpose of electing directors, the stockholder must deliver notice not earlier than the 120th day prior to such special meeting and not later than the later of the 90th day prior to such special meeting or the 10th day following the date on which public announcement of the date of such meeting is first made by HotJobs.com.
applicable law, relating to any person that the stockholder proposes to nominate for election or reelection as a director, including that person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and

— the stockholder's name and address as they appear on Yahoo!'s books and the class and number of shares of Yahoo! common stock which are beneficially owned by the stockholder.

The notice must include information regarding (1) the name, age, business address and residence address of the nominee, (2) the principal occupation or employment of the nominee, (3) the class and number of Shares of HotJobs.com that are beneficially owned by the nominee, (4) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person(s)) pursuant to which nominations are to be made by the stockholder, (5) information regarding the stockholder and the proposal of the stockholder and (6) any other information required by the proxy rules of the SEC.
STOCKHOLDER ACTION WITHOUT A MEETING
HOTJOBS.COM	YAHOO!
HotJobs.com's certificate of incorporation provides that stockholders have no right to take any action by written consent without a meeting.	Yahoo!'s certificate of incorporation provides that stockholders have no right to take any action by written consent without a meeting.
CALLING SPECIAL MEETINGS OF STOCKHOLDERS
HOTJOBS.COM	YAHOO!

HotJobs.com's bylaws provide that a special meeting of stockholders may be called by the Chairman of the Board or the President at the request of two-thirds of the HotJobs.com board. HotJobs.com's stockholders do not have the ability to call a special meeting of stockholders.
Yahoo!'s bylaws provide that a special meeting of stockholders may be called at any time by Yahoo!'s board of directors, by the Chairman of the Board or by the President. Yahoo!'s stockholders do not have the ability to call a special meeting of the stockholders.
SUBMISSION OF STOCKHOLDER PROPOSALS
HOTJOBS.COM	YAHOO!
HotJobs.com's bylaws specify advance notice requirements for stockholder proposals. For an annual meeting, notice would have to be received by HotJobs.com not later than the 120th day nor	Yahoo!'s bylaws allow stockholders to propose business to be brought before any annual stockholder meeting. However, proposals may only be made by a stockholder who has given earlier than the 150th day prior to the first anniversary of the proxy statement delivered to stockholders in connection with the preceding year's annual meeting. If either (1) the date of the annual meeting is advanced more than 30 days or delayed (other than as a result of adjournment) more than 70 days from such anniversary date or (2) no proxy statement was delivered to stockholders in connection with the preceding year's annual meeting, the stockholder must deliver notice not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the date on which public announcement of the date of the meeting is first made by HotJobs.com.

The notice must include a description of the stockholder proposal, the reasons for conducting the business at the meeting and other information.
timely written notice to the Secretary of Yahoo! before the annual or special stockholder meeting.

Under Yahoo!'s bylaws, to be timely, notice of stockholder proposals to be made at an annual stockholder meeting must be received by the Secretary of Yahoo! no less than 60 days nor more than 90 days before the first anniversary of the preceding year's annual meeting of stockholders. If the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary of the preceding year's annual stockholder meeting, notice will be timely if delivered no earlier than the 90th day before the annual meeting and not later than the later of the 60th day before the annual meeting or the 10th day following the day on which the meeting is first publicly announced.

The proposal must also set forth a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting that business at that meeting and any material interest of the stockholder in the business proposed.
DIVIDENDS
HOTJOBS.COM	YAHOO!

HotJobs.com's certificate of incorporation provides that holders of Shares have the right to receive dividends when and as declared by the HotJobs.com board after any preferential amounts required to be paid or distributed to holders of HotJobs.com preferred stock. HotJobs.com's bylaws provide that dividends may be paid in cash, in property or in shares of capital stock.
Yahoo!'s bylaws provide that the board of directors may declare and pay dividends upon the shares of Yahoo!'s capital stock, subject to the limitations of law and the certificate of incorporation. Dividends may be paid in cash, in property, or in shares of Yahoo!'s capital stock.
INDEMNIFICATION
HOTJOBS.COM	YAHOO!

HotJobs.com's certificate of incorporation provides that HotJobs.com will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of HotJobs.com, any predecessor of HotJobs.com
The Delaware General Corporation Law permits a corporation to indemnify officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

or any subsidiary of HotJobs.com or serves or served at any other enterprise as a director or officer at the request of HotJobs.com, any predecessor of HotJobs.com or any subsidiary of HotJobs.com.

HotJobs.com's bylaws provide that HotJobs.com may, to the fullest extent authorized under Delaware law, indemnify any director, officer, employee and/or agent made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director, officer and/or employee of HotJobs.com or a predecessor of HotJobs.com, or, at HotJobs.com's request, a director or officer of another corporation, provided, however, that HotJobs.com will indemnify any such agent in connection with a proceeding initiated by such agent only if such proceeding was authorized by the HotJobs.com board. Such indemnification will: (1) not be deemed exclusive of any other right that any individual may have or acquire under any bylaw, agreement or vote of stockholders or disinterested directors or otherwise, (2) continue as to a person who has ceased to be a director, officer, employee and/or agent, and (3) inure to the benefit of the heirs, executors and administrators of such person. HotJobs.com's obligation to provide indemnification will be offset to the extent of any other source of indemnification or any other applicable insurance coverage.

HotJobs.com's bylaws provide that HotJobs.com will pay the expenses incurred by a HotJobs.com director in defending a civil or criminal action, suit or proceeding by reason of the fact that he is or was a HotJobs.com director (or was serving at HotJobs.com's request as a director or officer of another corporation) in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking to repay amounts so advanced if it is ultimately determined that such individual is not entitled to be indemnified under Delaware law. However, HotJobs.com will not be required to advance such expenses to an agent who is a party to an action, suit or proceeding brought by HotJobs.com and approved by a majority of the HotJobs.com board which alleges willful misappropriation of corporate assets by such agent, disclosure of confidential information
Yahoo!'s certificate of incorporation and bylaws provide that any person who was or is a party, or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director or officer, or is or was serving at the request of Yahoo! as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified against expenses, including attorney's fees, and held harmless by Yahoo! to the fullest extent permitted by the Delaware General Corporation Law. The indemnification rights conferred by Yahoo! are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, Yahoo!'s certificate of incorporation or bylaws, any agreement, vote of stockholders or disinterested directors or otherwise. In addition, Yahoo! is authorized to purchase and maintain insurance on behalf of its directors and officers.

Additionally, Yahoo! may pay expenses incurred by our directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer, in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if Yahoo! receives an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by Yahoo!, as authorized by Yahoo!'s certificate of incorporation and bylaws.

in violation of such agent's fiduciary or contractual obligations to HotJobs.com or any other willful and deliberate breach in bad faith of such agent's duty to HotJobs.com or its stockholders.

HotJobs.com's bylaws provide that the HotJobs.com board has the power on behalf of HotJobs.com to indemnify any person, other than a director, made a party to any action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was an officer or employee of HotJobs.com.
CHARTER AMENDMENTS
HOTJOBS.COM	YAHOO!

HotJobs.com's certificate of incorporation generally provides that any of its provisions may be amended, altered, changed or repealed with the affirmative vote of a majority of the outstanding Shares. However, the holders of at least 66 2/3% of the outstanding voting stock of HotJobs.com entitled to vote at an election of directors must affirmatively vote to repeal or amend in any respect provisions relating to the role and size of the HotJobs.com board, board classification and the election and removal of directors, stockholder action and meetings, exculpation and indemnification of directors and amending, altering, changing or repealing provisions of the certificate of incorporation.	Yahoo!'s certificate of incorporation contains no provisions requiring a vote greater than that required by Delaware law to amend its certificate of incorporation.
AMENDMENT OF BYLAWS
HOTJOBS.COM	YAHOO!

HotJobs.com's certificate of incorporation and bylaws provide that the bylaws may be altered, amended, or repealed or new bylaws may be adopted by the affirmative vote of the majority of the directors present at any regular or special meeting of the board at which a quorum is present or by the affirmative vote of the holders of 66 2/3% of the Shares issued and outstanding and entitled to vote at any regular meeting of stockholders, or at any special meeting of stockholders, provided, notice of such action has been stated in the notice of such special meeting.	Yahoo!'s certificate of incorporation authorizes the board of directors to make, alter or repeal

Yahoo!'s bylaws.
STOCKHOLDER RIGHTS PLAN
HOTJOBS.COM	YAHOO!
HotJobs.com does not have a stockholder rights plan.
In March 2001, Yahoo! adopted a Stockholder Rights Plan. Under this plan, Yahoo! declared a dividend distribution of one Right for each outstanding share of Yahoo! common stock. Each Right entitles the registered holder to purchase from Yahoo! a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share, at a purchase price of $250 per unit.

The rights agreement provides that a distribution date will occur upon the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Yahoo! common stock or the date a person has entered into an agreement or arrangement with Yahoo! or a subsidiary of Yahoo! providing for (x) a merger, consolidation or similar transaction as a result of which stockholders of Yahoo! will no longer own a majority of the outstanding shares of Yahoo! common stock or another publicly traded entity which controls Yahoo! or, if appropriate, the entity into which Yahoo! may be merged, consolidated or otherwise combined, (y) a purchase or other acquisition of all or a substantial portion of the assets of Yahoo! and its subsidiaries, or (z) a purchase or other acquisition of securities representing 15% or more of the shares of Yahoo! common stock then outstanding, or (ii) 10 business days following commencement of a tender offer or exchange offer, the completion of which would result in a person or group of affiliated persons acquiring beneficial ownership of 15% or more of the outstanding shares of Yahoo! common stock. On a distribution date, Rights certificates will be mailed to holders of record of Yahoo! common stock as of the close of business on the distribution date and, thereafter, the separate Rights certificates alone will represent the Rights.

Each holder of a Right other than an acquiring person described in the preceding paragraph will in such event have the right to receive shares of Yahoo! common stock having a value equal to two times the exercise price of the Right, unless the independent directors of Yahoo! determine the acquisition is fair and not inadequate and otherwise in the best interests of Yahoo! and its stockholders.

The Rights are not exercisable until the earlier of such date described above and will expire on March 1, 2011, unless such date is extended or the Rights are earlier redeemed or exchanged by Yahoo! at a price of $.001 per Right.

COMPARATIVE STOCK PRICES AND DIVIDENDS

    Yahoo! common stock is listed and traded on the Nasdaq under the symbol "YHOO." HotJobs.com common stock is listed and traded on the Nasdaq under the symbol "HOTJ."

    The following table sets forth, for the periods indicated, the high and low sales prices per share of Yahoo! and HotJobs.com common stock as reported on the Nasdaq. HotJobs.com has never declared or paid any cash dividends on its capital stock. Yahoo! has not declared or paid any cash dividends on its common stock and presently intends to retain its future earnings, if any, to fund the development and growth of its business. Yahoo! does not anticipate paying any cash dividends in the foreseeable future.

	Yahoo! Common Stock		HotJobs.com Common Stock
	Market Price		Market Price
	High	Low	High	Low
1999
First Quarter	$103.85	$62.00	—	—
Second Quarter	109.57	59.63	—	—
Third Quarter	92.35	60.50	$36.13	$7.50
Fourth Quarter	216.35	83.78	48.00	21.00
2000
First Quarter	237.50	153.81	45.50	22.00
Second Quarter	167.38	112.06	27.00	6.88
Third Quarter	139.81	90.38	20.25	11.94
Fourth Quarter	87.94	25.63	17.63	10.38
2001
First Quarter	43.38	13.50	14.38	3.31
Second Quarter	23.70	11.38	11.25	2.80
Third Quarter	20.87	8.02	12.63	5.60
Fourth Quarter (through December 31, 2001)	19.50	8.45	10.89	5.15

    In February 1999, Yahoo! effected a 2-for-1 stock split of Yahoo! common stock, and in February 2000, Yahoo! effected a 2-for-1 stock split of Yahoo! common stock. The prices appearing in the table above have been adjusted to reflect these stock splits.

    In May 1999, HotJobs.com effected a 2,000-for-1 stock split of HotJobs.com common stock. In June 1999, HotJobs.com effected a 24-for-1 stock split which took effect in connection with HotJobs.com's initial public offering in August 1999.

    The following table sets forth the closing prices per share of Yahoo! and HotJobs.com common stock on the Nasdaq on:

  •
  December 12, 2001, the last full trading day prior to the public announcement of the Yahoo! proposal to acquire HotJobs.com; and

  •
  January 9, 2002, the second to last full trading day prior to the date of this Preliminary Prospectus/Offer to Purchase.

	Yahoo! Common Stock	HotJobs.com Common Stock
December 12, 2001	$19.14	$6.47
January 9, 2002	20.25	10.39

    HotJobs.com stockholders should obtain current market quotations for Yahoo! common stock and HotJobs.com common stock. The market price of Yahoo! common stock could vary at any time before or after the Offer and the Merger.

RECENT DEVELOPMENTS

Yahoo! Inc.

    No material changes in Yahoo!'s affairs have occurred since the end of the latest fiscal year for which audited financial statements were included in the latest annual report to Yahoo! security holders and that have not been described in a report on Form 10-Q or Form 8-K filed under the Securities Exchange Act of 1934, as amended, except that Yahoo! effected a workforce reduction in December 2001.

    Yahoo! expects to announce earnings results for the period ended December 31, 2001 on or about January 16, 2002.

OPINION OF INVESTMENT BANKER TO HOTJOBS.COM

    A summary of Lazard Frères' opinion including the analyses performed, the bases and methods of arriving at such opinion and a description of Lazard Frères' investigation and assumptions are disclosed in Item 4 of HotJobs.com's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to the stockholders of HotJobs.com with this Preliminary Prospectus/Offer to Purchase and is incorporated by reference into this Preliminary Prospectus/Offer to Purchase. The entirety of the Lazard Frères opinion is attached as Annex A to HotJobs.com's Solicitation/Recommendation Statement on Schedule 14D-9 and is incorporated by reference into this Preliminary Prospectus/Offer to Purchase.

ACCOUNTING TREATMENT

    Yahoo! will account for the Merger under the purchase method of accounting for business combinations.

STOCK EXCHANGE LISTING

    Yahoo!'s common stock is quoted on the Nasdaq under the symbol "YHOO."

INCORPORATION OF DOCUMENTS

    The SEC allows us to "incorporate by reference" information into this Preliminary Prospectus/Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Preliminary Prospectus/Offer to Purchase, except for any information superseded by information contained directly in this Preliminary Prospectus/Offer to Purchase. This Preliminary Prospectus/Offer to Purchase incorporates by reference the documents listed below that Yahoo! and HotJobs.com have previously filed with the SEC. These documents contain important information about Yahoo! and HotJobs.com and their businesses, financial condition and results of operations.

YAHOO! SEC FILINGS (File No. 28018)	PERIOD
Annual Report on Form 10-K	Year ended December 31, 2000, as filed on March 16, 2001
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2001, as filed on May 4, 2001 Quarter ended June 30, 2001, as filed on August 10, 2001 Quarter ended September 30, 2001, as filed on November 9, 2001
Current Reports on Form 8-K	Filed on January 10, 2001
Filed on March 8, 2001
Filed on March 19, 2001
Filed on April 12, 2001
Filed on April 17, 2001
Filed on July 12, 2001
Filed on October 11, 2001
Filed on November 16, 2001
Filed on December 13, 2001
Filed on December 27, 2001
Amendment to Current Report on Form 8-K	Filed on January 19, 2001
Proxy Report	Filed on March 16, 2001
Supplement to the Proxy Report	Filed on April 17, 2001

The description of Yahoo!'s common stock set forth in Yahoo!'s Registration Statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934, filed with the SEC on March 12, 1996, as updated by Yahoo!'s Current Report on Form 8-K filed with the Commission on August 11, 2000.
HOTJOBS.COM SEC FILINGS (File No. 26891)	PERIOD
Annual Report on Form 10-K	Year ended December 31, 2000, as filed on March 30, 2001
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2001, as filed on May 15, 2001 Quarter ended June 30, 2001, as filed on August 14, 2001
Quarter ended September 30, 2001, as filed on November 14, 2001

Amendment to Quarterly Report on Form 10-Q/A	Quarter ended June 30, 2001, as filed on August 23, 2001
Current Reports on Form 8-K	Filed on March 5, 2001 Filed on June 29, 2001 Filed on July 2, 2001 Filed on December 13, 2001 Filed on December 26, 2001 Filed on December 28, 2001
Proxy Report	Filed on April 11, 2001

The description of HotJobs.com's common stock set forth in HotJobs.com's Registration Statement on Form 8-A12G filed pursuant to Section 12 of the Securities Exchange Act of 1934, filed with the SEC on July 30, 1999.

    Yahoo! and HJ Acquisition Corp. specifically incorporate by reference into this Preliminary Prospectus/Offer to Purchase:

  •
  information pertaining to (i) the voting securities of Yahoo! and HotJobs.com and principal holders of those securities, (ii) the descriptions of ownership of shares of certain beneficial owners and management, both as outlined in the Yahoo! Proxy Report filed with the SEC on March 16, 2001, as supplemented on April 17, 2001 and the HotJobs.com Proxy Report filed with the SEC on April 11, 2001;
  •
  information pertaining to (i) voting securities and the holders of those securities, (ii) the descriptions of ownership of shares of certain beneficial owners and management, and (iii) any directors and officers, executive compensation, and certain relationships or transactions involving the surviving entity's board of directors or executive officers as contained in the Yahoo! Annual Report on Form 10-K filed with the SEC on March 16, 2001 and the HotJobs.com Annual Report on Form 10-K filed with the SEC on March 30, 2001.

    All documents filed by Yahoo! and HotJobs.com pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this Preliminary Prospectus/Offer to Purchase to the date that our Offer is terminated, or if a meeting of HotJobs.com stockholders is required to approve the Merger, the date on which such meeting is held, shall also be deemed to be incorporated herein by reference.

    We have not authorized anyone to give any information or make any representation about our Offer that is different from, or in addition to, that contained in this Preliminary Prospectus/Offer to Purchase or in any of the materials that we have incorporated by reference into this Preliminary Prospectus/Offer to Purchase. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the Offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

    You may read and copy any materials that Yahoo! or HotJobs.com have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. You may also obtain information by calling the SEC at 1-800-SEC-0330. Both Yahoo! and HotJobs.com file reports electronically with the SEC. The SEC maintains a Website that contains electronic copies of reports, proxy and information statements, and other information filed by Yahoo! and HotJobs.com located on the world wide web at http://www/sec.gov. Stockholders desiring copies of this Preliminary

Prospectus/Offer to Purchase and the other documents may contact Yahoo! at its address or telephone number indicated under "Where You Can Obtain More Information."

EXPERTS

    The financial statements of Yahoo! Inc. incorporated in this Preliminary Prospectus/Offer to Purchase by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements and schedules of HotJobs.com, Ltd. and its subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference in this Preliminary Prospectus/Offer to Purchase in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Resumix, Inc. and its subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference in this Preliminary Prospectus/Offer to Purchase in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

TRADEMARKS

    This document contains trademarks of Yahoo! and HotJobs.com and may contain trademarks of others.

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING STATEMENTS

    Some of the statements in this Preliminary Prospectus/Offer to Purchase are, and statements in other material filed or to be filed with the SEC (as well as information included in oral statements or other written statements made or to be made by Yahoo!) will be, forward-looking within the meaning of the Securities Act of 1933 and the Exchange Act. Generally, the words "will," "may," "should," "continue," "believes," "expects," "intends," "anticipates" or similar expressions identify forward-looking statements.

    Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.

    You should understand that the following important factors, in addition to those discussed in "Risk Factors" previously and in the documents which are incorporated by reference, could affect the future results of Yahoo!, HotJobs.com and the combined company following the completion of the Offer and the Merger, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements:

  •
  cost savings expected to result from the proposed acquisition may not be fully realized or realized within the expected time-frame;
  •
  operating results following the proposed acquisition may be lower than expected;
  •
  competitive pressure among companies in our industry may increase significantly;

  •
  whether Yahoo! and its subsidiaries are fully successful in implementing their financial and operational initiatives;
  •
  industry competition, conditions, performance and consolidation;
  •
  legislative and/or regulatory developments;
  •
  changes in labor costs;
  •
  global and domestic economic repercussions from recent terrorist activities and the government response thereto;
  •
  labor stoppages; and
  •
  the outcome of claims and litigation.

    Forward-looking statements speak only as of the date the statements were made. Yahoo! assumes no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. If Yahoo! does update one or more forward-looking statements, no inference should be drawn that Yahoo! will make additional updates with respect thereto or with respect to other forward-looking statements.

WHERE YOU CAN OBTAIN MORE INFORMATION

    HotJobs.com and Yahoo! file annual, quarterly and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, NY 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to HotJobs.com that have been filed via the EDGAR System. Such material should also be available for inspection at the offices of the Nasdaq, located at 20 Broad Street, New York, New York 10005. You may also read and copy this information at the following locations:

Yahoo! Inc.
701 First Avenue
Sunnyvale, California 94089
(408) 349-3300

HotJobs.com, Ltd.
406 West 31st Street
9th Floor
New York, NY 10001
(212) 699-5300

    On January 11, 2002, we filed a registration statement on Form S-4 with the SEC under the Securities Act of 1933, as amended, to register the Yahoo! common shares to be issued in our Offer, and we may also file amendments to that registration statement. This Preliminary Prospectus/Offer to Purchase is a part of that registration statement. As allowed by SEC rules, this Preliminary Prospectus/Offer to Purchase does not contain all the information you can find in the registration statement or the exhibits to the registration statement. In addition, on January 11, 2002 we filed with the SEC a Tender Offer Statement on Schedule TO under the Securities Exchange Act of 1934, as amended, to furnish certain information about our Offer, and we may also file amendments to the Schedule TO. You may obtain copies of the Form S-4 and the Schedule TO (and any amendments to those documents) in the manner described above.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
YAHOO! AND HJ ACQUISITION CORP.

1.  YAHOO!

    The name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each of the directors and executive officers of Yahoo! are set forth below. Unless otherwise indicated, each such person is a citizen of the United States. The term of office for all directors is one year, and all directors were elected at an annual meeting of shareholders of Yahoo!, except for Messrs. Burkle and Wilson. All officers were hired, appointed or promoted without a specific term of office. The business address of each such person is c/o Yahoo! Inc., 701 First Avenue, Sunnyvale, California 94089.

Name and Citizenship	Position with Yahoo! or Present Principal Occupation or Employment; Material Positions Held at Yahoo!

Terry S. Semel	Mr. Semel, 57, was appointed as Yahoo!'s Chairman of the Board and Chief Executive Officer on May 1, 2001. Since September 1999, Mr. Semel has also served as Chairman and Chief Executive Officer of Windsor Media, Inc. From March 1994 to September 1999, Mr. Semel served as Chairman of the Board and Co-Chief Executive Officer of Warner Bros. and Warner Music Group. Mr. Semel also serves as a director of Polo Ralph Lauren Corporation and Revlon, Inc.
Timothy Koogle
Mr. Koogle, 50, has served as a member of the board of directors since July 1995, as Vice Chairman of the Board of Directors from May 2001 to August 2001, and as an advisor to Yahoo! from May 2001 to December 2001. Mr. Koogle served as Chief Executive Officer from July 1995 to May 2001, as President from July 1995 to January 1999 and as Chairman from January 1999 to May 2001.
Jeffrey Mallett, Canada
Mr. Mallett, 37, has served as a member of the board of directors and as President and Chief Operating Officer of Yahoo! since January 1999. Mr. Mallett has served as Chief Operating Officer since January 1998. Prior to that, he served as Yahoo!'s Senior Vice President, Business Operations from October 1995 to January 1998.
Jerry Yang
Mr. Yang, 33, Chief Yahoo! and co-founder of Yahoo!, has served as a member of the board of directors and an officer of Yahoo! since March 1995. Mr. Yang co-developed Yahoo! in 1994 while he was working towards his Ph.D. in electrical engineering at Stanford University. Mr. Yang also serves as a director of Yahoo! Japan Corporation and Cisco Systems, Inc.

I–1

Eric Hippeau
Mr. Hippeau, 50, has served as a member of the board of directors since January 1996. Mr. Hippeau is a Managing Partner of SOFTBANK Capital Partners ("SOFTBANK"), oversees SOFTBANK's venture investments in Europe and Latin America and is a member of the investment committee for SOFTBANK's principal venture fund in Asia. From 1993 to October 2000, Mr. Hippeau served as Chairman and Chief Executive Officer of Ziff-Davis, Inc. Ziff-Davis was majority owned by SOFTBANK America Inc., a principal stockholder of Yahoo!, until it was acquired by CNET Networks, Inc. ("CNET") in October 2000. Mr. Hippeau also serves as a director of CNET, Starwood Hotels and Resorts Worldwide, Inc., Asia Global Crossing, Ltd. and Key3Media.
Arthur H. Kern
Mr. Kern, 55, has served as a member of the board of directors since January 1996. Mr. Kern is an investor in several media and marketing companies. Prior to that, Mr. Kern was co-founder and Chief Executive Officer of American Media, a group owner of commercial radio stations sold to AMFM (Chancellor Broadcasting) in October 1994. Mr. Kern also serves as a director of Digitas, Inc.
Michael Moritz
Mr. Moritz, 47, has served as a member of the board of directors since April 1995. He has been a general partner of Sequoia Capital, a venture capital firm, since 1986. Mr. Moritz also serves as a director of SABA and Flextronics.
Edward R. Kozel
Mr. Kozel, 46, has served as a member of the board of directors since October 2000. He has been the managing member of Open Range Ventures, a venture capital firm, since January 2000. Between October 2000 and March 2001, Mr. Kozel was the Chief Technology Officer, Service Provider Line of Business of Cisco Systems, Inc. At Cisco prior to that time, he was Senior Vice President, Corporate Development from April 1998 to January 2000, Senior Vice President and Chief Technical Officer from January 1996 to April 1998, Vice President of Business Development from February 1993 to January 1996. Mr. Kozel serves as a director of Reuters Group PLC.
Ronald W. Burkle
Mr. Burkle, 49, has served as a member of the board of directors of Yahoo! since November 2001. Mr. Burkle is managing partner of The Yucaipa Companies, a private investment firm, which he co-founded in 1986. Mr. Burkle also serves as a director of Yucaipa Equity Partners, L.P., Occidental Petroleum Corp. and KB Home Corporation.
Gary L. Wilson
Mr. Wilson, 61, has served as a member of the board of directors of Yahoo! since November 2001. Mr. Wilson is Chairman of the Board and a principal investor in NWA, Inc., the parent of Northwest Airlines. Mr. Wilson also serves as director of The Walt Disney Company, where he worked for 15 years, and served as chief financial officer from 1985 to 1990. Mr. Wilson also serves as a director of CB Richard Ellis, Inc. and On Command Corp.

I–2

Farzad Nazem
Mr. Nazem, 40, has served as Senior Vice President, Communications and Technical Services and Chief Technology Officer since February 2001. From January 1998 to February 2001, Mr. Nazem served as Chief Technology Officer. Prior to that, he served as Yahoo!'s Senior Vice President, Product Development and Site Operations from March 1996 to January 1998. From 1985 to 1996, Mr. Nazem held a number of technical and executive management positions at Oracle Corporation, including, most recently, Vice President of Oracle's Media and Web Server Division and member of the Product Division Management Committee.
Tim Brady
Mr. Brady, 33, has served as Senior Vice President, Commerce and Network Services of Yahoo! since February 2001. From November 1999 to February 2001, Mr. Brady served as Senior Vice President, Network Services. Prior to that, Mr. Brady served as Yahoo!'s Vice President of Production from October 1997 to November 1999 and Yahoo!'s Director of Production from January 1996 to October 1997. Mr. Brady also serves as a director of The Boyd's Collection Ltd.
Susan Decker
Ms. Decker, 39, has served as Yahoo!'s Chief Financial Officer and Senior Vice President, Finance and Administration since June 2000. From August 1986 to May 2000, Ms. Decker held several positions for Donaldson, Lufkin & Jenrette, including Director of Global Research from 1998 to 2000. Prior to 1998, she was a Publishing & Advertising Equity Securities Analyst for 12 years.
David Filo
Mr. Filo, 35, Chief Yahoo! and a founder of Yahoo!, has served as an officer of Yahoo! since March 1995, and served as a director of Yahoo! from its founding through February 1996. Mr. Filo co-developed Yahoo! in 1994 while working towards his Ph.D. in electrical engineering at Stanford University, and co-founded Yahoo! in 1995.
Gregory C. Coleman
Mr. Coleman, 47, has served as Executive Vice President, North American Operations since April 2001. Prior to joining Yahoo!, Mr. Coleman served as President of U.S. Magazine Publishing from July 1998 to March 2001 and as Senior Vice President of Reader's Digest Association from June 1994 to March 2001.
James Fanella
Mr. Fanella, 44, has served as Senior Vice President, Yahoo! Enterprise Solutions since August 2001. Prior to joining Yahoo!, Mr. Fanella served as Group President and General Manager of Global Services for CommerceOne. Mr. Fanella is also a director of Planet CAD.

I–3

2.  HJ ACQUISITION CORP.

    The name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each of the directors and executive officers of HJ Acquisition Corp. are set forth below. Unless otherwise indicated, each such person is a citizen of the United States. The business address of each such person is c/o Yahoo! Inc., 701 First Avenue, Sunnyvale, California 94089.

Name and Citizenship	Position with HJ Acquisition Corp.; Positions with Yahoo!; Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Terry S. Semel	Mr. Semel, 57, is a director and Chief Executive Officer of HJ Acquisition Corp. Mr. Semel was appointed as Yahoo!'s Chairman of the Board and Chief Executive Officer on May 1, 2001. Since September 1999, Mr. Semel has also served as Chairman and Chief Executive Officer of Windsor Media, Inc. From March 1994 to September 1999, Mr. Semel served as Chairman of the Board and Co-Chief Executive Officer of Warner Bros. and Warner Music Group. Mr. Semel also serves as a director of Polo Ralph Lauren Corporation and Revlon, Inc.
Jeffrey Mallett, Canada
Mr. Mallett, 37, is a director and President of HJ Acquisition Corp. Mr. Mallett has served as a member of the board of directors and as President and Chief Operating Officer of Yahoo! since January 1999. Mr. Mallett has served as Chief Operating Officer since January 1998. Prior to that, he served as Yahoo!'s Senior Vice President, Business Operations from October 1995 to January 1998.
Jerry Yang
Mr. Yang, 33, is a director of HJ Acquisition Corp. Mr. Yang is Chief Yahoo! and co-founder of Yahoo!, has served as a member of the board of directors and an officer of Yahoo! since March 1995. Mr. Yang co-developed Yahoo! in 1994 while he was working towards his Ph.D. in electrical engineering at Stanford University. Mr. Yang also serves as a director of Yahoo! Japan Corporation and Cisco Systems, Inc.
Susan Decker
Ms. Decker, 39, is Chief Financial Officer of HJ Acquisition Corp. Ms. Decker has served as Yahoo!'s Chief Financial Officer and Senior Vice President, Finance and Administration since June 2000. From August 1986 to May 2000, Ms. Decker held several positions for Donaldson, Lufkin & Jenrette, including Director of Global Research from 1998 to 2000. Prior to 1998, she was a Publishing & Advertising Equity Securities Analyst for 12 years.

I–4

    Complete and correct copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of HotJobs.com or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

Depositary for the Offer is:

EquiServe Trust Company, N.A.

By mail: EquiServe Trust Company, N.A. Corporate Actions P.O. Box 43014 Providence, RI 02940-3014	By overnight courier: EquiServe Trust Company, N.A. Attn: Corporate Actions 150 Royall Street Canton, MA 02021 By facsimile transmission: (for eligible institutions only) (781) 575-2233	By hand: Securities Transfer & Reporting c/o EquiServe Trust Company, N.A. 100 William's Street, Galleria New York, NY 10038

    Questions and requests for assistance or additional copies of this Preliminary Prospectus/Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the locations and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

111 Commerce Road
Carlstadt, New Jersey 07072
Banks and Brokers Call 201.896.1900
All Others Call Toll Free 1.866.736.8819

    Until the expiration of the Offer or any subsequent offering period, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

    Section 145 ("Section 145") of the General Corporation Law of the State of Delaware (the "Delaware Law") permits a corporation, under specified circumstances, to indemnify its directors and officers against expenses (including attorneys' fees) and other liabilities actually and reasonably incurred by them as a result of any suit brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 also provides that directors and officers may also be indemnified against expenses (including attorneys' fees) incurred by them in connection with a derivative suit by the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made, unless otherwise determined by the court, if such person was adjudged liable to the corporation.

    Article VII of Yahoo!'s Amended and Restated Certificate of Incorporation and Article VI of Yahoo!'s Amended Bylaws provide for indemnification of Yahoo!'s directors and officers to the extent and under the circumstances permitted by the Delaware Law. Yahoo! has also entered into agreements with its directors and certain officers that will require Yahoo!, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

    The above discussion of the Delaware Law and of Yahoo!'s Amended and Restated Certificate of Incorporation, Amended Bylaws and indemnification agreements is not intended to be exhaustive and is qualified in its entirety by such statutes, Amended and Restated Certificate of Incorporation, Amended Bylaws and indemnification agreements.

    Yahoo! maintains liability insurance for the benefit of its officers and directors.

Item 21.  Exhibits and Financial Statement Schedules.

  (a)
  Exhibits:

Exhibit No.		Description
2.1	*	Agreement and Plan of Merger, dated as of December 27, 2001, by and among the Registrant, HJ Acquisition Corp. and HotJobs.com, Ltd. Incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed by the Registrant on December 27, 2001
4.1	*
Rights Agreement, dated as of March 15, 2001, between the Registrant and EquiServe Trust Company, N.A., as Rights Agent, including the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by the Registrant on March 19, 2001.
4.2	*
Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Registrant. Incorporated by reference from Exhibit 4.8 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed by the Registrant on May 4, 2001.
4.3	*	Form of Senior Indenture. Incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-3 filed by the Registrant on September 22, 2000.

II–1

4.4	*	Form of Subordinated Indenture. Incorporated by reference from Exhibit 4.2 to the Registration Statement on Form S-3 filed by the Registrant on September 22, 2000.
4.5	*	Form of Deposit Agreement. Incorporated by reference from Exhibit 4.6 to the Registration Statement on Form S-3 filed by the Registrant on September 22, 2000.
5.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the legality of the securities being registered.
8.1		Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding material federal income tax consequences of the exchange offer and merger.
23.1		Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.2		Consents of KPMG LLP, Independent Auditors.
23.3		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).
23.4		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in the opinion filed as Exhibit 8.1 to this Registration Statement).
24.1		Power of Attorney, included on the signature page hereto.
99.1	*
Stockholder Agreement, dated as of December 27, 2001, by and among the Registrant, HJ Acquisition Corp., and Richard Johnson. Incorporated by reference from Exhibit 2 of the Schedule 13D filed by the Registrant on January 4, 2002.
99.2		Form of Letter of Transmittal.
99.3		Form of Notice of Guaranteed Delivery.
99.4		Form of Letter to Brokers, Dealers.
99.5		Form of Letter to Clients.
99.6		Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*
Not filed herewith; previously filed.

Item 22.  Undertakings.

    (a) (1)  The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (2)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by

II–2

controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b) or 11 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement.

    (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not subject of and included in the registration statement when it became effective.

    (d) (1)  The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      (2)  The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (d)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II–3

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on January 11, 2002.

YAHOO! INC.
By:	/s/ TERRY S. SEMEL Terry S. Semel CHAIRMAN AND CHIEF EXECUTIVE OFFICER

    KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Terry Semel and Michael Callahan each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE	TITLE	DATE

/s/ TERRY SEMEL Terry Semel	Chairman and Chief Executive Officer (Principal Executive Officer)	January 11, 2002
/s/ JEFFREY MALLETT Jeffrey Mallett	President, Chief Operating Officer and Director	January 11, 2002
/s/ SUSAN L. DECKER Susan L. Decker	Senior Vice President, Finance and Administration, and Chief Financial Officer (Principal Financial Officer)	January 11, 2002
/s/ WILLIAM LOSCH William Losch	Vice President, Finance (Principal Accounting Officer)	January 11, 2002
/s/ RONALD W. BURKLE Ronald W. Burkle	Director	January 11, 2002

II–4

/s/ ERIC HIPPEAU Eric Hippeau	Director	January 11, 2002
/s/ ARTHUR H. KERN Arthur H. Kern	Director	January 11, 2002
/s/ TIMOTHY KOOGLE Timothy Koogle	Director	January 11, 2002
/s/ EDWARD R. KOZEL Edward R. Kozel	Director	January 11, 2002
/s/ MICHAEL MORITZ Michael Moritz	Director	January 11, 2002
/s/ GARY L. WILSON Gary L. Wilson	Director	January 11, 2002
/s/ JERRY YANG Jerry Yang	Director	January 11, 2002

II–5

QuickLinks

IMPORTANT
ADDITIONAL INFORMATION
TABLE OF CONTENTS
INTRODUCTION
QUESTIONS AND ANSWERS
RISK FACTORS
RISKS ASSOCIATED WITH YAHOO!'S FINANCIAL CONDITION AND BUSINESS MODEL
RISKS ASSOCIATED WITH THE MERGER
REASONS FOR THE OFFER
BACKGROUND OF THE OFFER
THE OFFER
INFORMATION ABOUT HOTJOBS.COM
INFORMATION ABOUT YAHOO! AND HJ ACQUISITION CORP.
FINANCIAL INFORMATION
SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
YAHOO! SUMMARY HISTORICAL FINANCIAL INFORMATION (In thousands, except per share amounts)
HOTJOBS.COM SUMMARY HISTORICAL FINANCIAL INFORMATION (In thousands, except per share amounts)
SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION (In thousands, except per share amounts)
COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET AS OF SEPTEMBER 30, 2001 (In thousands)
NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
SOURCE AND AMOUNT OF FUNDS
THE MERGER AGREEMENT AND THE STOCKHOLDER AGREEMENT
COMPARISON OF STOCKHOLDER RIGHTS
COMPARATIVE STOCK PRICES AND DIVIDENDS
RECENT DEVELOPMENTS
OPINION OF INVESTMENT BANKER TO HOTJOBS.COM
ACCOUNTING TREATMENT
STOCK EXCHANGE LISTING
INCORPORATION OF DOCUMENTS
EXPERTS
TRADEMARKS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN OBTAIN MORE INFORMATION
DIRECTORS AND EXECUTIVE OFFICERS OF YAHOO! AND HJ ACQUISITION CORP.
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES